SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                             AMENDMENT NO. 1 TO
                                FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                          OF SMALL BUSINESS ISSUERS
   Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934



                    BION ENVIRONMENTAL TECHNOLOGIES, INC.
         (Name of small business issuer as specified in its charter)



             Colorado                                       84-1176672
(State or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                         Identification No.)


     641 Lexington Avenue, 17th Floor
         New York, New York                                    10022
(Address of Principal Executive Offices)                     (Zip Code)


                Issuer's Telephone Number, including area code:
                                 212-758-6622


Securities to be registered under Section 12(b) of the Act:

                                     None


Securities to be registered under Section 12(g) of the Act:

                          Common Stock, no par value





                         Forward-Looking Statements

     This Report contains, in addition to historical information, forward-looking statements regarding BION ENVIRONMENTAL TECHNOLOGIES, INC. (the "Company"), which represent the Company's expectations or beliefs including, but not limited to, statements concerning the Company's operations, performance, financial condition, business strategies, and other information and that involve substantial risks and uncertainties. The Company's actual results of operations, most of which are beyond the Company's control, could differ materially. For this purpose, any statements contained in this Report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate," "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that could cause or contribute to such difference include, but are not limited to, limited operating history; uncertain nature of environmental regulation and operations; risks of development of first of their kind Integrated Projects; need for additional financing; competition; dependence on management; and other factors discussed herein.

                             TABLE OF CONTENTS

                                                                      Page

              INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.     DESCRIPTION OF BUSINESS ...............................     4

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR
            PLAN OF OPERATION .....................................    29

ITEM 3.     DESCRIPTION OF PROPERTY ...............................    43

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
            AND MANAGEMENT ........................................    44

ITEM 5.     DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND
            CONTROL PERSONS .......................................    47

ITEM 6.     EXECUTIVE COMPENSATION ................................    54

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ........    58

ITEM 8.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
            REGISTERED ............................................    59

                                    PART II

ITEM 1.     MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S
            COMMON STOCK AND RELATED STOCKHOLDER MATTERS ..........    59

ITEM 2.     LEGAL PROCEEDINGS .....................................    60

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS .........    61

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES ...............    61

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS .............    63

                                   PART F/S

FINANCIAL STATEMENTS ..............................................    63

                                   PART III

ITEM 1.     INDEX TO EXHIBITS .....................................    63

ITEM 2.     DESCRIPTION OF EXHIBITS ...............................    63

ITEM 1.   DESCRIPTION OF BUSINESS

General

     Bion Environmental Technologies, Inc.'s ("Bion," "Company," "We," "Us," or "Our") patented and proprietary technology provides a comprehensive environmental solution to the single largest source of pollution in US agriculture, Confined Animal Feeding Operations ("CAFO's"). Bion's technology is "comprehensive" in that it surpasses current environmental regulations for both nutrient releases to water and air emissions from livestock waste streams. Because Bion's technology reduces the harmful emissions from a CAFO on which it is utilized, the CAFO can increase its herd concentration while lowering or maintaining its level of nutrient releases and atmospheric emissions. Additionally, we believe that Bion's technology platform allows the integration of ethanol production, renewable energy production and on-site energy utilization with large-scale CAFO's (and their end-product users) in an environmentally and economically sustainable manner while reducing the aggregate capital expense and operating costs for the entire integrated complex. In the context of Integrated Projects, Bion's waste treatment process, in addition to mitigating polluting releases, generates renewable energy from portions of the CAFO waste stream that can be used by ethanol plants or other users as a natural gas replacement. The ethanol plant's main by product, called distillers grain, can be added to the feed of the animals in wet form thereby lowering the capital expenditures and operating cost of the ethanol production process. The ethanol plant thereby acts as a feed mill for the CAFO, thus reducing the CAFO's feeding costs and generating revenue to the ethanol plant, and also provides a market for the renewable energy that Bion's System produces from the CAFO waste stream. Bion, as developer of its Integrated Projects, anticipates that it will share in the cost savings and revenue generated from these activities.

     Since 2002, the Company has focused on completing development of its technology platform and business model. As such, we have not pursued near term revenue opportunities such as retrofitting existing CAFO's with our waste management solutions, because such efforts would have diverted scarce management and financial resources and negatively impacted our ability to complete development of an integrated technology platform in support of large-scale sustainable Integrated Projects. The Company now intends to focus its efforts on development and operation of Integrated Projects based on Bion's waste handling/renewable energy technology platform ("Bion Systems" or "Systems") integrating large-scale CAFO's and ethanol production ("Projects" or "Integrated Projects").

     The financial statements for the years ended June 30, 2006 and 2005 and for the periods ended December 31, 2006 and 2005 included in this registration statement have been prepared assuming the Company will continue as a going concern. The Company has not recorded any revenue for either the year ended June 30, 2006 or for the period ended December 31, 2006. The Company has incurred net losses of approximately $5,173,000 and $2,115,000 during the years ended June 30, 2006 and 2005, respectively, and has incurred a net loss of approximately $1,069,000 (unaudited) for the six months ended December 31, 2006. The Company had a working capital deficiency and a stockholders' deficit of approximately $1,000 and $3,278,000, respectively, as of June 30, 2006, and $1,141,000 and $4,605,000, respectively, as of December 31, 2006.

The report of the independent registered public accounting firm on the Company's financial statements as of and for the year ended June 30, 2006 includes a "going concern" explanatory paragraph which means that the accounting firm has expressed substantial doubt about the Company's ability to continue as a going concern.

Principal Products and Services

     Currently, Bion is focused on using applications of its patented waste management technology to develop Integrated Projects which will include large CAFOs, such as large dairies, beef cattle feed lots and hog farms, with Bion waste treatment System modules processing the aggregate CAFO waste stream from the equivalent of 20,000 to 40,000 or more dairy cows (or the waste stream equivalent of other species) while producing solids to be utilized for renewable energy production and to be marketed as feed and/or fertilizer, integrated with an ethanol plant capable of producing 20 million to 40 (or more) million gallons of ethanol per year. Such Integrated Projects will involve multiple CAFO modules of 10,000 or more dairy cows (or waste stream equivalent of other species) on a single site and/or within an approximately 30 mile radius. Bion believes its technology platform will allow integration of large-scale CAFO's with ethanol production, renewable energy production from waste streams and on-site energy utilization in a manner that reduces the capital expenditures and operating costs for the entire Integrated Project and each component facility.

     Bion is currently working with local, state and federal officials and with potential industry participants to evaluate sites in multiple states and anticipates selecting a site for its initial Project during the 2007 fiscal year. In addition, Bion intends to choose sites for additional Projects from early 2007 through 2008 to create a pipeline of Projects. Management has a 5-year development target (through calendar year 2011) of approximately 12-25 Integrated Projects. At the end of the 5-year period, Bion projects that 8-16 of these Integrated Projects will be in full operation in 3-8 states, and the balance would be in various stages ranging from partial operation to early construction stage. No Integrated Project has been developed to date.

     Bion is presently establishing its implementation management team with the intention of commencing development and construction of an initial Project during 2007. In September 2006, Jeremy Rowland joined Bion Dairy as its Chief Operating Officer. Mr. Rowland has agreed to serve as the Company's Chief Operating Officer once it has secured adequate director and officer liability insurance coverage. Mr. Rowland has eighteen years experience in multi-disciplinary energy and environmental project development and management throughout the U.S. and overseas. Mr. Rowland's areas of expertise include renewable energy project development, distributed generation (mostly combined heat/power), large-scale power plant developments, and strategic energy management. In addition, Sal Zizza, who rejoined Bion and Bion Dairy during 2005 on a consulting basis, assumed the positions of Chairman and Director of Bion Dairy on January 1, 2006 and Jeff Kapell, who became a consultant to Bion and Bion Dairy in December 2003, joined the Bion management team on a full-time basis during April 2006 as Bion Dairy's Vice-President --Renewables. Mr. Zizza and Mr.Kapell have agreed to serve the

Company in similar positions once it has secured adequate director and officer liability insurance coverage. Bion will need to continue to hire additional management and technical personnel as it moves from the technology re-development phase to the implementation phase during the 2007 calendar year.

     The Company's successful accomplishment of these activities is dependent upon many factors including the following, neither of which can be assured at this date:

     * Successful development and completion of the first Project to demonstrate the operation of a fully integrated, environmentally compliant, Bion-based CAFO/ethanol Project at a profitable level; and

     * Our ability to raise sufficient funds to allow us to finance our activities.

Industry Background

     The traditional business model for CAFO's, regardless of livestock type, has relied on a combination of: 1) a passive environmental regulatory regime, and 2) access to a relatively unlimited supply of cheap land and water to serve as the basis for "environmental" treatment of animal waste. Such land and water resources have now become significantly more expensive while ongoing consolidation of the CAFO industry has produced a substantially increased and more concentrated waste streams. At the same time, regulatory scrutiny of, and public concern about, the environmental impact from CAFO's has intensified greatly.

     Agricultural runoff is the largest water pollution problem in the United States. Over-application of animal waste to cropland has resulted in manure nutrients polluting surface and ground water systems, adversely impacting water quality throughout the country. Clean-up initiatives for the Chesapeake Bay and the Great Lakes (and elsewhere) are requiring the expenditure of substantial sums of money to reduce excess nutrient pollution. In each such case, agriculture in general and CAFO's in particular have been identified among the main contributors of pollution. CAFO's are also significant emitters of pollutants to air, with dairies having been identified as the largest contributor to airborne ammonia and other polluting gases in the San Joaquin Valley.

     We believe Bion's technology will enable increased CAFO herd concentration that is economically and environmentally sustainable because the technology removes nutrients from the waste streams generated by animal operations while dramatically reducing atmospheric emissions. The resulting herd concentration potentially creates reduced marginal costs and results in a core Bion technology platform that integrates environmental treatment and renewable energy production and utilization with ethanol production.

     Bion's technology platform and the resulting herd concentration, in turn, potentially provide the opportunity to integrate a number of revenue generating operations while maximizing the realized value of the renewable energy production. The Bion model will access diversified revenue streams through a balanced integration of technologies to provide a hedge of the commodity risks associated with any of the separate enterprises. We believe that the Bion's Integrated Projects will generate revenues and profits from:


     *  Waste processing and technology licensing fees;
     *  High-value organic fertilizer and/or high protein feed products;

     * Fees related to permanently integrated utilization of the wet distiller grains, which are a by-product of ethanol production;

     * Renewable energy production from the waste streams combined with utilization of the energy produced within the Integrated Projects;
and

     *  Ethanol production.

     Exactly what fees and revenues accrue to Bion will depend on the nature of Bion's participation in each Integrated Project and on negotiations with other participants in such Projects. If Bion is simply the operator of its waste System within an Integrated Project that it develops, it would generate revenue from: a) waste processing and technology licensing fees charged to the CAFO, b) sales of the fertilizer and other products generated from the waste treatment process, c) sales of energy to the ethanol plant, d) fees related to the utilization of the wet distillers grain made possible by the integration, and e) fees for its "developer" role. If Bion also participates in the ownership and/or operation of the ethanol plant, it would further generate revenue from sales of ethanol and sales of feed products to the CAFO. Sales of wet distillers grain as feed products generally represent 14-20% of the total revenues of an ethanol plant if there is an available market for the wet distillers grain. If Bion also participates in ownership and/or operation of the integrated CAFO (and its facilities), it would generate revenues from the sale of the CAFO's end products.

     We believe that our technology platform and the proposed Projects do not involve significant technology risk. Our waste handling technology has been utilized in the past efficiently and has been verified by peer-reviewed data. The other Project components required for an integrated operation, such as CAFO facilities, ethanol plants and solids drying and combustion equipment, all consist of available and fully-tested processes and equipment that do not pose any experimental challenges once properly sized, selected and installed. It is Bion's ability to integrate the component parts in a balanced proportion with large CAFO herds and ethanol production in an environmentally sustainable manner that creates this unique economic opportunity. Bion has a patent pending relating to the Bion integration model described herein. Although we have developed the structure and basic design work related to Integrated Projects, we have not yet actually constructed an Integrated Project. Further, we have not completed the development of all of the System applications that will be necessary to address all targeted markets (such as swine, poultry, etc.) and all geographic areas and we anticipate a continuing need for the development of additional applications and more efficient integration.

     The basic integration in a Project will include:

     * An ethanol plant and CAFO combination sized to balance the distillers grain by-product of the ethanol production with the feed requirements of the CAFO herd and the energy needs of the ethanol plant with the renewable energy produced by Bion from the CAFO waste stream. Beyond the production of ethanol, the ethanol facility will function as a feed mill for the CAFO herd which will utilize the spent grain from ethanol production in its feed ration, materially reducing the operating expenses (energy and transportation) and capital expenditure requirements (for items such as dryers) and increasing the net energy efficiency of ethanol production;

     * Additionally, the ethanol plant will be a source of waste heat (which, if not productively utilized, would increase ethanol production costs for required disposal) that will be used to pre-heat the CAFO waste stream to maintain temperatures throughout the co-located Bion System. In colder climates, additional uses of this waste heat will potentially include heating some of the CAFO facilities;

     * Drying and processing of the fine solids portion of the CAFO's waste stream into a value-added, marketable, organic fertilizer and/or high protein feed product ingredients; and

     * Processing, drying and combusting the coarse solids portion of the CAFO's manure stream to produce heat used for solids drying and to replace natural gas usage by the ethanol production process.

     In order to implement this plan, Bion must work with both CAFO's and ethanol producers to generate multi-party agreements pursuant to which the Integrated Projects will be developed and which will provide that at least the following take place: a) the CAFO and ethanol plant agree to locate in geographic proximity to each other, b) Bion licenses, constructs and operates its System to process the CAFO's waste stream and produce renewable energy and other products therefrom, c) the CAFO agrees to purchase and utilize the wet distillers grain by-product of the ethanol plant in its feed ration and
d)the ethanol plant agrees to purchase and utilize the renewable energy produced by Bion from the CAFO waste stream in the place of natural gas or other energy purchases. These agreements could be in the form of joint ventures, in which all parties share the cost of construction of all of facilities in the Integrated Project (in negotiated uniform or varied manners across the various facilities), or in other forms of multi-party agreements including agreements pursuant to which Bion would bear the cost of construction of its System and the owners of the CAFO and the ethanol plant would bear the cost of construction of the CAFO facilities and ethanol plant, respectively, and negotiated contractual arrangements would set forth the terms of transfer of products (wet distillers grain, combustible dried solids, etc.), energy and dollars among the parties.

Corporate Background

     The Company is a Colorado corporation organized on December 31, 1987. Our principal executive offices are located at 641 Lexington Avenue, 17th Floor, New York, New York 10022. Our telephone number at that address is 212-758-6622. We have no additional offices at this time.

Development of our Business

     Substantially all of our business and operations are conducted through three wholly owned subsidiaries, Bion Technologies, Inc. (a Colorado corporation organized September 20, 1989), BionSoil, Inc. (a Colorado corporation organized June 3, 1996) and Bion Dairy Corporation ("Bion Dairy") (formerly Bion Municipal, Inc., a Colorado corporation organized July 23,
1999). Bion is also the parent of Bion International, Inc. (a Colorado corporation organized July 23, 1999), which is a wholly owned, presently inactive subsidiary. Bion is also the parent of Dairy Parks, LLC (an inactive Delaware entity organized July 25, 2001). In January 2002, Bion entered into a series of transactions whereby the Company became a 57.7% owner of Centerpoint Corporation (a Delaware corporation organized August 9,
1995) ("Centerpoint").

     Although we have been conducting business since 1989, we determined that we needed to redefine how we could best utilize our technology during fiscal year 2002. Since that time, we have been working on technology improvements and applications and in furtherance of our business model of Integrated Project development leading toward construction and operation of an initial Integrated Project.

     Our original systems were wastewater treatment systems for dairy farms and food processing plants. The basic design was modified in late 1994 to create Nutrient Management Systems ("NMS") that produced organic soil products as a byproduct of remediation of the waste stream when installed on large dairy or swine farms. Through June 30, 2001, we sold and subsequently installed, in the aggregate, 32 of these first generation systems in 7 states, of which we believe approximately 15 are still in operation in 3 states. We discontinued marketing of our first generation NMS systems during fiscal year 2002. We were unable to produce a business model based on the first generation technology that would generate sufficient revenues to create a profitable business. While continuing to market and operate the first generation systems during the second half of calendar year 2000, we began to focus our activities on developing the next generation of the Bion technology. We no longer operate or own any of the first generation NMS systems.

     As a result of our research and development efforts, the core of our current technology was developed during fiscal years 2001-2003. We have designed and tested Systems that use state-of-the-art, computerized, real-time monitoring and system control with the potential to be remotely accessed for both reporting requirements and control functions. These Systems are smaller, faster and require less capital per animal than our first generation NMS systems. The new generation of Bion Systems is designed to harvest solids used to produce our organic fertilizer and soil amendments or additives(the "BionSoil(R) products") in a few weeks as compared to six to twelve months with our first generation systems.

     The first phase of this research and re-development, which was conducted during the summer and fall of 2000 at DreamMaker Dairy, our former research facility located outside Buffalo, New York, accelerated the speed at which we could treat the CAFO waste stream and harvest the solids from the waste (the "Bion Process") in a System which was substantially less than 20% of the size of a comparable first generation system. We began second phase testing and development during the winter of 2000-2001, based on the faster, smaller System design at the DreamMaker Dairy. We placed the System into a configuration of enclosed tanks that fully contained the process. This configuration allowed control and monitoring of the entire System from all inputs through all outputs. This closed tank system gave us the ability to perform complete mass balance calculations (measuring all inputs of the animal waste stream and all outputs from the System, including nitrogen and phosphorus, which are the two elements of most critical concern from a nutrient and water pollution control standpoint, and hydrogen sulfide and ammonia, which are two of the main compounds of critical concern from an air pollution control standpoint) on the System to produce the scientific/technical data necessary to demonstrate definitively the performance of our technology. Essentially, the tank configuration enabled our technical staff to measure the amount and manner of nitrogen and phosphorous removed and the amount and manner of gaseous emissions from the waste stream and compare such quantities to the inputs to the System contained in the CAFO waste stream (also known as a "mass balance analysis"). Initial results of the mass balance analysis calculations demonstrated that phosphorus and nitrogen removals from the total waste stream approximated 80%. Additionally, measurements on the primary odor producing compounds indicated levels low enough to essentially eliminate odor problems associated with CAFO waste handling. In January 2002, we announced results of testing the fully contained Bion prototype at DreamMaker Dairy. The goals of that initiative (which were successfully reached) were to:

     *  Increase the efficiencies of the first generation system;

     * Convert the core Bion technology into an operating System that could be integrated with complementary technologies; and

     * Develop a computerized monitoring and control system capable of precise measurements and adjustments and remote reporting.

     During 2003 we designed, installed and began testing a commercial scale, second generation Bion System as a modification or retrofit to a waste lagoon on a 1,250 milking cow dairy farm in Texas known as the DeVries Dairy. In December 2004, Bion published an independently peer-reviewed report, a copy of which may be found on our website, www.biontech.com, with data from the DeVries project demonstrating a reduction in nutrients (nitrogen and phosphorus) of approximately 75% and air emissions of approximately 95%.
More specifically, those published results indicated that on a whole farm basis, the Bion System produced a 74% reduction of nitrogen and a 79% reduction of phosphorus. The air results show that the Bion System limited emissions as follows: (in pounds per 1,400 pound dairy cow per year):

     *  Ammonia                         0.20
     *  Hydrogen Sulfide                0.56
     *  Volatile Organic Compounds      0.08
     *  Nitrogen Oxides                 0.17

These emissions represented a reduction from published baselines of 95%-99%.

     The demonstration project at the DeVries Dairy in Texas (which remains in operation) has also provided Bion with the opportunity to explore mechanisms to best separate the processed manure into streams of coarse and fine solids, with the coarse solids supporting generation of renewable energy and the fine solids potentially becoming the basis of organic fertilizer products and/or a high protein animal feed ingredients.

     For the past two years, Bion has focused on completing development of its technology platform and business model. As such, we have not pursued near term revenue opportunities such as retrofitting existing CAFO's with our waste management solutions, because such efforts would have diverted scarce management and financial resources and negatively impacted our ability to complete development of an integrated technology platform in support of large-scale sustainable Integrated Projects. We believe significant retrofit opportunities exist that may enable us to generate additional future revenue streams from Bion's technology. However, Bion's management team remains focused on implementation of its integrated technology platform as the basis for development of its large-scale Projects, which represents our long-term strategic goal.

     We currently anticipate that Bion will be the developer and manager of, and a direct participant in and/or owner of components of, the Projects. As such, Bion will:

     *  Locate, secure and develop appropriate sites;

     * Negotiate agreements with both input providers and in certain instances end-product users;

     * Secure required permits based upon clear standards that establish acceptable environmental operating parameters for each component of the Integrated Projects;

     *  Manage construction and operation of the Projects; and

     * Provide its waste treatment services to CAFO operators for a fee while producing renewable energy for on-site use (including sale to the ethanol plant) and fine solids products for sale.

     In turn, the CAFO operator will use the wet distiller grains from the ethanol plant as a feed component for the herd at a long-term competitive price. The CAFO facilities, which will be subject to permits imposing standards limiting their emissions and releases, can be owned either by the CAFO operator or by an independent third party finance source and subsequently leased to the CAFO operator. The CAFO operator will be responsible to provide its herd and operate the CAFO. In some instances, Bion will own direct interests in the CAFO herd, ethanol plant, end-product user and/or the related facilities in addition to its ownership interest in the Bion System.

     In June 2006, the Company entered into an agreement with Fair Oaks Dairy Farm ("FODF") to construct a Bion research facility ("Stage I System") at FODF. Bion has been working with FODF since May 2005 for the purpose of installing a waste treatment facility at FODF that could become the basis for a future Integrated Project. The June 2006 agreement contemplates expansion beyond the initial waste treatment facility. The Stage I System will initially be used for testing necessary for: a) finalization of design criteria for permitting and construction of, and b) optimization of renewable energy production and utilization for, a full scale Integrated Projects. We are currently in negotiations toward an amended agreement with FODF pursuant to which: a) the Company will construct a commercial scale Bion System designed to handle the waste stream from approximately 3,500-6,200 milking cows ("Initial System") at existing FODF facilities in Indiana which will incorporate and expand the scope of the Stage I System; and b) when the Initial System has completed start-up phase and demonstrated environmental results consistent with the DeVries results set forth above, the Initial System will become the basis of expansion into an Integrated Project at FODF through development stages including dairy expansion, construction of additional Bion System modules including renewable energy production and solids processing facilities and construction of an ethanol plant. It is anticipated that the amended agreement will be executed during early 2007. Preliminary engineering, design and site work at FODF has begun pursuant to the existing agreement and we anticipate commencement of construction during the first half of 2007. We anticipate completion of development of this Integrated Project during 2008.

Acquisition of Centerpoint/Transactions with Centerpoint

     On January 15, 2002, Bion issued 1,900,000 shares of its restricted common stock, valued at $7.50 per share, to Centerpoint, in exchange for $8,500,000 in cash and the assignment of claims relating to Centerpoint's transaction with Aprilia and other rights owned by Centerpoint for total consideration of $14,250,000. Immediately upon consummation of the transaction with Centerpoint, Bion purchased a 57.7% majority interest in Centerpoint from Centerpoint's Italian parent, OAM, S.p.A. ("OAM") by issuing 100,000 shares of our common stock to OAM, a warrant to purchase an additional 100,000 shares of common stock valued at $380,000, $3,700,000 of cash, assignment of a loan receivable valued at $3,263,000 and its rights acquired under claims receivable acquired from Centerpoint valued at $2,487,000.

     The agreements required additional Bion shares to be issued to Centerpoint and OAM if the Company raised equity at a price less than $7.50 per share before the cumulative investment in the Company from unaffiliated third parties, from the date of this transaction equaled $5 million. The number of additional shares to be issued would have been determined through a formula calculating the additional number of shares Centerpoint and OAM would have received if the transactions were consummated at the price per share of the subsequent equity financing. The Centerpoint transaction also required conversion of $14,256,779 of notes payable (including interest) into 1,900,911 shares of our common stock. In addition, warrants to purchase 213,263 shares of our common stock had their exercise price decreased to $7.50 and $6.00. As described above, if the Company raised equity at a price less than $7.50 per share, the Company would have needed to issue additional shares to the former holders of the converted notes as if the notes were converted into shares of the Company's common stock at the price per share of the subsequent equity financing.

     The adjustment provisions in these agreements made it impossible for Bion to raise additional needed funds from the middle of 2002 through February 2003 (at which time Bion had run out of cash and liquid resources). This resulted in the financial crisis (and subsequent management turnover and curtailment of Bion's activities) described below. These provisions were finally amended in August 2003 as described below.

     In March 2002, the Company and Centerpoint entered into an agreement effective January 15, 2002 whereby Centerpoint agreed to pay the Company $12,000 per month and issued a warrant to purchase 1,000,000 shares of Centerpoint's common stock at $3.00 per share exercisable until March 14, 2007 for management services, support staff and office space. In addition, the Company agreed to advance to Centerpoint funds needed to cure its delinquencies with the SEC, distribute the Company's common shares to Centerpoint shareholders, to locate and acquire new business opportunities and for ongoing expenses. The Company had no obligation to make any advances in excess of $500,000. All funds due the Company were evidenced by a convertible revolving promissory note, which bore interest at 1% per month, payable with accrued interest on March 15, 2003. This date was extendable by agreement between the Company and Centerpoint. The Company had the right to convert, at any time, all or a portion of the amount due under the promissory note in shares of Centerpoint's common stock at a conversion price of $3.00 per share.

     During March 2003, the Company and Centerpoint entered into an agreement (amended on April 23, 2003) which forgave sums due from Centerpoint to Bion (approximately $450,000 at that time) and cancelled the warrants issued by Centerpoint to Bion in consideration of amending the terms of the January 2002 agreement between Bion and Centerpoint to remove the adjustment provisions (and other related provisions) described above. The shareholders of Centerpoint ratified the agreement on August 25, 2003. Such ratification enabled Bion to complete an agreement with OAM, S.p.A. on August 27, 2003 that removed the balance of the adjustment provisions.

     Centerpoint delivered the shares of Bion it owned to its shareholders during January 2004. Centerpoint now has only nominal assets other than 631,528 Bion shares that it holds in anticipation of future delivery to its shareholders, of which shares Bion is the "beneficial owner" of approximately 57.7% (approximately 399,011 shares) based on its ownership of Centerpoint. Centerpoint has declared a dividend of these shares to be distributed if and when a registration statement covering such shares is declared effective. When and if Centerpoint delivers the Bion shares to its shareholders, the Company will cancel the shares it receives and Centerpoint will effectively be a publicly held shell corporation.

Financial and Management Crisis (2003-2005)

     Bion suffered from severe financial difficulties commencing during the fall of 2002 and, as a result, elected to cease being a reporting company during January 2004 by filing a Form 15. These financial difficulties resulted in the resignation of nearly all of our officers and directors during February and March of 2003, and the termination of most of our employees. New management was able to retain our core technical staff, but we had to drastically curtail our business activities to include only those activities that were directly needed to complete development and testing of our second-generation technology as described above. The Company's financial difficulties resulted primarily from its inability to raise additional funds due to:

     * Contractual anti-dilution provisions that were contained in the agreements related to the Centerpoint transactions that were completed during January 2002, and

     * Fiduciary breaches by prior control persons of Centerpoint related to refusing to work with Bion to amend the anti-dilution provisions and multiple other matters;

which combined to undermine the Company and to prevent any reasonable financing from being completed by the Company. See Description of Business, Risk Factors, "We are currently involved in significant litigation."

     The Company became aware of the negative implications of these anti-dilution provisions during the summer of 2002 while attempting to structure a needed financing, which financing attempts ultimately failed in January of 2003. Management attempted to either find alternative financing methods which could be reasonably completed and/or negotiate an amendment to amend or release such provisions. The inability to obtain an agreement to amend these provisions from the late summer of 2002 through February/March 2003 (and other related events) caused the Company's financial and management crisis. After months of negotiations commencing during February 2003, new management negotiated and executed agreements related to amending such provisions during late May 2003 and the provisions were finally amended effective August 27, 2003.

      Thereafter, the Company was able to complete several relatively small financing rounds through Bion Dairy, one of our subsidiaries, during August-November of 2003 and May-June 2004. These financings enabled the Company to continue development work on our technology, but our operations were severely damaged during the period without financing. Not only did we have to terminate most of our activities and employees, but also we operated under such dire financial constraints through 2004 that the Company lost credibility with its historic vendors, creditors, the financial community and its existing shareholders and investors. As a result, the market price for the Company's stock fell sharply. In order to continue with our business activities and save the Company, we had to structure interim financing on extremely dilutive terms which has negatively affected our shareholders and will probably continue to negatively impact our ability to obtain future financing on reasonable terms.

     On September 30, 2005, the Company, through Bion Dairy, completed a $1,917,500 placement of convertible debt that caused, in conjunction with the Company's technical and financial progress, conversion of 100% of Bion Dairy's convertible debt ($5,239,489, in aggregate, principal and accrued interest) into 3,847,217 shares of Bion's restricted common stock on that
date.   This closing and conversion marked the completion of Bion's recovery from the crisis it faced during 2003.

     While we no longer face a severe working capital shortage, we still have no revenues. The Company will need to obtain additional capital to carry forward its operations and technology development and to satisfy existing creditors. There is no assurance the Company will be able to obtain the funds that it needs to stay in business, complete its technology development or to successfully develop its business.

Recent Financings

SERIES A, A*, B and B* NOTES OF BION DAIRY

     On August 25, 2003, Bion Dairy closed an initial stage of financing that consisted entirely of 2003 Series A Secured Convertible Notes ("Series A Notes") totaling $1,117,500 (including issuance of notes to Chris-Dan, LLC ("Chris-Dan") in consideration of cancellation/exchange of $600,000 of prior advances from Bright Capital, Ltd. ("Brightcap") (Brightcap and Chris-Dan are owned by Dominic Bassani, General Manager of Bion Dairy from April 2003 through September 2006 and a now full-time consultant to the Company) and of $65,000 of prior advances from affiliates of David Mitchell, the former CEO of Bion). $65,000 of the Series A Notes were sold to Mark A. Smith, our President. During November 2003, $400,000 of Series A* Notes were sold to our affiliate Centerpoint. During April 2004, an additional $165,427.33 of Series A* Notes were sold to Chris-Dan bringing the total issuance of Series A & A* Notes to $1,747,927.30. The Series A & Series A* Notes are identical in all material aspects.

     During the spring of 2004, Bion Dairy sold $785,000 of 2003 Series B Secured Convertible Notes ("Series B Notes"), including $10,000 to Mark A. Smith, our President. On June 30, 2004, Bion Dairy sold $315,000 Series B* Notes to Centerpoint and $59,172.18 to Chris-Dan (in exchange/cancellation of prior advances from Brightcap) for a total issuance of $1,159,172.18 of Series B & Series B* Notes. The Series B and Series B* Notes are identical in all material aspects.

     At June 30, 2005, the largest holder of the Series A, A*, B and B* notes was Chris-Dan which owned $974,599.51 original principal of the notes. The second largest note holder was Centerpoint which owned $715,000 principal amount. Bion owned $75,000 of the notes, which it received from Mark A. Smith, our President, on May 31, 2004.

     All of these notes were converted as described below.

     Additionally, on May 31, 2004 Mark A. Smith, our President, purchased $135,000 of convertible promissory notes from the Company for cash (convertible into our common stock at $1.50 per share) and exchanged his Bion

Dairy Series A & Series B Notes (described above) for convertible notes of the Company with identical conversion prices. All of Mr. Smith's notes were converted into restricted common stock of the Company (209,997 shares, in aggregate) on December 31, 2005. Further, Mr. Smith converted $55,000 and $60,000 of deferred compensation to 50,000 and 30,000 shares of the Company's restricted common stock on December 31, 2004 and 2005, respectively.

SERIES C NOTES AND CONVERSION OF SERIES A, A*, B, B* & C NOTES OF BION DAIRY

     On September 30, 2005, the Company, through Bion Dairy, completed a $1,917,500 placement of Series C Notes that caused, in conjunction with the Company's technical progress and agreements with certain creditors, conversion of 100% of Bion Dairy's convertible debt ($5,239,489, in aggregate, principal and accrued interest) into the Company's restricted common stock on that date according to their terms. The Series C Notes were identical to the other Notes in all material respects except for a $2.00 conversion price.

     In conversion of the Series A, A*, B, B*, & C Notes, respectively, the Company issued 1,381,031, 645,753, 581,883, 274,434 and 964,117 shares of its restricted common stock including issuance of:

     * 83,340 shares to Bion which have been cancelled as treasury stock (from the Series A & Series B Notes acquired from Mr. Smith as described above);

     * 691,528 shares to Centerpoint, of which shares Bion is the "beneficial owner" of 57.7% (approximately 399,011 shares) based on its ownership of Centerpoint. Centerpoint has declared a dividend of these shares. When and if Centerpoint delivers shares to its shareholders, the Company will cancel the shares it receives upon receipt;

     * 1,005,692 shares to Chris-Dan, of which Dominic Bassani, former General Manager of Bion Dairy, is the owner.

DECEMBER 2005 PRIVATE PLACEMENT OF COMMON STOCK

     On December 23, 2005 Bion closed an offering of its restricted common stock at a price of $4.00 per share that raised net proceeds of $1,136,500. We also issued 3,750 shares of common stock as commissions in connection with the financing.

2006 SERIES A CONVERTIBLE PROMISSORY NOTES

     On September 13, 2006, Bion closed an offering of its Series A Convertible Promissory Notes in the principal amount of $700,000. The notes earn interest at the rate of 6%, payable on May 31, 2008, the maturity of the notes. All principal and accrued interest under the notes are required to be converted into common shares of Bion at the rate of $6 per share if the closing market price of Bion's common stock has been at or above $7.20 per share for 10 consecutive trading days and the earlier to occur of (i) an effective registration statement allowing public resale of the shares received upon conversion of the notes or (ii) one year after September 13, 2006. No conversion may occur unless Bion is a "reporting company" with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). The notes may also be converted, in whole or in part, at the election of the noteholders.

Competition

     There are a significant number of competitors in the waste treatment industry who are working on animal related pollution issues. This competition is increasing with the growing governmental and public concern focused on pollution due to CAFO wastes. Waste treatment lagoons which depend on anaerobic microorganisms ("anaerobic lagoons")are the most common traditional treatment process for animal waste on large farms within the swine and dairy industries. These lagoons are coming under increasing regulatory pressure due to associated odor, nutrient management and water quality issues and are facing possible phase-out in some states. Although we believe that Bion has the most economically and technologically viable solution for the current problems, other alternative (though partial) solutions do exist including, for example, synthetic lagoon covers (which are placed on the top of the water in the lagoon to trap the gases), methane digesters (a tank which uses anaerobic microorganisms to break down the waste to produce methane), multistage anaerobic lagoons and solids separators (processes which separate large solids from fine solids). Additionally, many efforts are underway to develop and test new technologies.

     Our ability to compete is dependent upon our ability to obtain required approvals and permits from regulatory authorities and upon our ability to introduce and market our Systems in the appropriate markets.

     There is also extensive competition in the ethanol production, potting soil, organic soil amendment, fertilizer and organic fertilizer and feed ingredient markets. There are many companies that are already selling products to satisfy demand in the sectors of these markets we are trying to enter. Many of these companies have established marketing and sales organizations and retail customer commitments, are supporting their products with advertising, sometimes on a national basis, and have developed brand name recognition and customer loyalty in many cases.

Dependence on One or a Few Major Customers

     We will be dependent upon one or a few major customers. Our business model is focused on development of Integrated Projects. We anticipate initially developing, owning interests in, and operating only one or a few fully Integrated Projects commencing during fiscal 2007, and, thereafter, developing a limited number of Projects at a time. Thus, at least for the near future, our revenues will be dependent on a few major Projects or customers.

Patents

     We are the sole owner of eight United States patents, one Canadian patent and one New Zealand patent:

     *  U.S. Patent No. 4,721,569, Phosphorus Treatment Process,
        expires April 2007.
     * U.S. Patent No. 5,078,882, Bioconversion Reactor and System, expires March 2010.
     * U.S. Patent No. 5,472,472, Animal Waste Bioconversion System, expires September 2013.
     * U.S. Patent No. 5,538,529, Bioconverted Nutrient Rich Humus, expires August 2014.
     *  U.S. Patent No. 5,626,644, Storm Water Remediatory Bioconversion
        System, expires October   2015.
     * U.S. Patent No. 5,755,852, Bioconverted Nutrient Rich Humus, expires July 2016.
     * U.S. Patent No. 6,689,274, Low Oxygen Waste Bioconversion System, expires November 2020.
     * U.S. Patent No. 6,908,495, extension of Low Oxygen Waste Bioconversion System, expires June 2023.
     * Canadian Patent No. 1,336,623, Aqueous Stream Treatment Process, expires August 2012.
     * New Zealand Patent No. 526,342, Low Oxygen Organic Waste Bioconversion System, expires November 8, 2021.

     On April 15, 2005, we filed a patent application titled "Low Oxygen Biologically Mediated Nutrient Removal." The application number is 11/106,751.

     On June 5, 2006, we filed a patent application titled "Environmentally Compatible IntegratedFood and Energy Production System". No application number has yet been assigned.

     In addition to such factors as innovation, technological expertise and experienced personnel, we believe that a strong patent position is increasingly important to compete effectively in the businesses on which we are focused. It is likely that we will file applications for additional patents in the future. There is, however, no assurance that any such patents will be granted.

     It may become necessary or desirable in the future for us to obtain patent and technology licenses from other companies relating to technologies that may be employed in future products or processes. To date, we have not received notices of claimed infringement of patents based on our existing processes or products, but due to the nature of the industry, we may receive such claims in the future.

     We generally require all of our employees and consultants, including our management, to sign a non-disclosure and invention assignment agreement upon employment with us.

Research and Development

     During the year ended June 30, 2006 we expended $3,809,716 (including non-cash expenditures) and $1,030,717 during the six months ended December 31, 2006 (including non-cash expenditures) on undertaking research and development related to our technology platform applications in support of large-scale, economically and environmentally sustainable Integrated Projects. Bion's main efforts were directed at further development of our technology and its applications based primarily on activities at the DeVries Dairy. In addition, substantial research and development activity was focused on design and refinement of all aspects of the technology and integration engineering related to the energy balances, renewable energy production and on-site utilization, related to Integrated Project issues and our business model. Research activities have focused on factors related to coarse solid recovery, drying and use for renewable energy production, as well as fine solids recovery, drying and utilization as fertilizer and/or animal feed. On-going research related to reduction of nutrient releases and gaseous emissions from CAFO waste streams also took place at the DeVries dairy facility and elsewhere.

     During the year ended June 30, 2005, we expended $1,212,531 (including non-cash expenditures) conducting research and development on similar matters as described for the periods during 2006 above.

Environmental Protection/Regulation

     In regard to development of Projects, we will be subject to extensive environmental regulations related to CAFO's and ethanol production. To the extent that we are a provider of systems and services to others that result in the reduction of pollution, we are not under direct enforcement or regulatory pressure. However, we are involved in CAFO waste treatment and are impacted by environmental regulations in at least four different ways:

     * Our marketing and sales success depends, to a substantial degree, on the pollution clean-up requirements of various governmental agencies, from the Environmental Protection Agency (EPA) at the federal level to state and local agencies;

     * Our System design and performance criteria must be responsive to the changes in federal, state and local environmental agencies' effluent and emission standards and other requirements;

     * Our System installations and operations require governmental permit approvals in many jurisdictions; and

     * To the extent we own or operate Integrated Projects including CAFO facilities and ethanol plants, those facilities will be subject to environmental regulations.

Employees

     As of January1, 2007, we had 11 employees and consultants, all of whom are full-time except for Jere Northrop, our Senior Technology Director, who works for the Company on a part-time basis. Our future success depends in significant part on the continued service of our key technical and senior management personnel. The competition for highly qualified personnel is intense, and there can be no assurance that we will be able to retain our key managerial and technical employees or that we will be able to attract and retain additional highly qualified technical and managerial personnel in the future. None of our employees is represented by a labor union, and we consider our relations with our employees to be good. None of our employees is covered by "key person" life insurance.

RISK FACTORS

WE ARE AN EARLY STAGE COMPANY.

     We have had no System sales since late 2001 when we ceased marketing our first generation animal waste processing systems. Therefore, our Financial Statements show no operating revenue for the relevant periods. Since 2001, the Company has focused its activities on developing, testing and demonstrating the next generation of its technology and developing its business model. Although the Company has developed its integration model, it has not yet implemented its model by development, construction or operation of an Integrated Project. The Company has had no significant sales or revenues while it has been in this technology re-development stage and has accrued substantial losses to date.

     Further, potential investors should be aware of the difficulties faced by a new enterprise, especially in view of the intense competition from existing and more established companies in the wastewater, waste management, environmental control, CAFO, alternative energy and soils products industries. During the past several years we curtailed our commercial operations to focus on research and development activities associated with our second-generation System and our potential development of Integrated Projects. Consequently, we have very little relevant history of commercial operations and we have never achieved any significant revenues.

     Additionally, potential investors should be aware that Bion has never developed an Integrated Project and does not have the financial resources to do so at this date. Further, to the best of our knowledge no one has ever developed and operated an economically and environmentally sustainable CAFO/renewable energy/ethanol Integrated Project with either the size or scope of integration contemplated by the Company.

WE HAVE INCURRED SUBSTANTIAL LOSSES AND MAY NEVER ACHIEVE PROFITABILITY.

     From inception to date, neither Bion nor its subsidiaries have sustained any profitable operations. As set forth in the Financial Statements, during the years ended June 30, 2006 and 2005, respectively, we had net losses of $5,173,294 and $2,115,332. Our net loss for the six months ended December 31, 2006 was $1,068,558. Through December 31, 2006 we have an accumulated deficit of $71,814,345.

     We are in the process of completing development of applications of our new generation of technology and expect to commence development of Projects based on applications of this technology during fiscal 2007. Although we expect to eventually generate revenues from the sale and/or operation of our Systems and/or related Projects, the integration opportunities created by these Systems and the related renewable energy and/or by-products, and pollution reduction credits to pay our future operating expenses, there can be no assurance that profitable operations will ever be achieved or sustained. We are still dependent upon infusions of capital from investors and proceeds from loans to enable us to continue in business. We believe that we will not generate sufficient operating cash flow to meet our needs in the near term without additional external financing. Although we have recently signed an engagement letter with a securities firm to act as our financial advisor and placement agent, there is no assurance that our efforts to obtain such financing will be successful. Any failure on our part to do so will have a material adverse impact on us and may cause us to cease operations. In the event we are unable to achieve sustained profitable operations in the future, it is likely that any investment in our shares or other securities will ultimately be lost.

GOING CONCERN OPINION.

     Our financial statements have been prepared assuming that we will continue in business as a going concern. As discussed above, we have previously suffered significant losses. The report of our independent registered public accounting firm on the Company's financial statements as of and for the year ended June 30, 2006 includes a "going concern" explanatory paragraph which means that the accounting firm expressed substantial doubt about our ability to continue as a going concern. Management's plans with respect to these matters are described in Item 2 and in our financial statements. Our financial statements do not contain any adjustments that might result from this uncertainty.

OUR OPERATIONS WILL DEPEND ON THE EFFORTS OF OUR MANAGEMENT TEAM AND OUR BUSINESS WILL SUFFER IF WE LOSE THE SERVICES OF ANY KEY EMPLOYEES.

     We are completely dependent upon the efforts and abilities of our team of officers, directors, employees and consultants to manage and operate our business. We do not currently carry any "key man" life insurance coverage on any of our key personnel. Although none of our officers or directors has experience in the management of any profitable entity that has engaged in our area of business, the loss of the services of any of these persons could have a material adverse impact on our business, results of operations and financial condition.

WE NEED TO HIRE ADDITIONAL MANAGEMENT AND TECHNICAL PERSONNEL TO IMPLEMENT OUR PLANS.

     As we move from the research and development of our technology to implementation of our plans to develop Integrated Projects, we must continue to hire operational management and technical personnel. While we have hired Mr. Sal Zizza as Chairman, Mr. Jeremy Rowland as our Chief Operations Officer and Mr. Jeff Kappel as our Vice-President of Renewables, we must still hire other management and technical personnel to implement our strategy. If we are unable to attract qualified personnel, we may be delayed in the implementation of our business strategy or we may be unable to implement our strategy.

WE HAVE NUMEROUS AGREEMENTS WITH RELATED PARTIES THAT COULD CREATE CONFLICTS OF INTEREST.

     At present we have numerous agreements with related parties.  See Item
7. Certain Relationships and Related Transactions. Moreover, we have from time-to-time entered into various employment, consulting and other agreements with related parties pursuant to which we have paid these related parties in cash, stock and/or options. See Item 6. Executive Compensation. We believe that all of these agreements were negotiated on terms at least as favorable to us as those which could have been obtained from unaffiliated persons; however, our business, results of operations and financial condition could be materially adversely affected by conflicts of interest.

OUR TECHNOLOGY HAS BEEN LIMITED TO A FEW POTENTIAL MARKETS AND MAY NOT ATTRACT ENOUGH CUSTOMERS TO BE SUCCESSFUL.

     Our current generation technology platform to date has been re-developed and tested only for dairy applications and has not yet been expanded into other markets such as beef feedlots, hogs or poultry. We have not yet completed the development of all of the System applications that will be necessary to address targeted markets and geographic areas and we anticipate a continuing need for the development of additional applications. Further, there will be extensive design and planning work needed to implement the integration opportunities created by our technology to successfully develop Integrated Projects. During both our current and recent fiscal years, we have continuously made a substantial investment in developing our new generation technology and related integration business model. Although we believe that our existing technology is sufficient to support development of the Projects and additional commercial applications, no assurance can be given that new applications can be developed or that existing or new applications will achieve commercially viable sales levels.

     We have not conducted formal market studies with respect to our technology and services. We anticipate that achieving any significant degree of market acceptance for our Systems and products will require substantial marketing efforts and significant expenditures to inform regulators, potential customers, and potential industry partners of the distinctive characteristics and benefits of our products and the Projects. We cannot give any assurances that our targeted customers will accept our proposed products. We also cannot give any assurance that we will ever realize substantial revenues from the sale of our Systems or through development and operation of Projects.

WE FACE INTENSE COMPETITION THAT COULD ADVERSELY AFFECT OUR FINANCIAL
PERFORMANCE.

     Although we believe that our technology offers many significant advantages over other competing technologies and systems as to both environmental clean-up of CAFO waste streams and the integration opportunities it creates, competition in these industry sectors is intense. We are in direct competition with local, regional and national engineering and environmental consulting firms and soils products companies. Some of our competitors may be capable of developing soils products or waste and wastewater treatment systems similar to ours or based on other competitive technologies. Many of our potential competitors are well established and have much greater financial and other resources than we do.

OUR SYSTEMS COULD BECOME OBSOLETE AND WE MAY NOT BE ABLE TO KEEP UP WITH CHANGES IN TECHNOLOGY.

     Our business is susceptible to changing technology. Although we intend to continue to develop and improve our Systems, there is no assurance that funds for such expenditures will be available or that our competitors will not develop similar or superior capabilities.

OUR PATENT AND TRADE SECRET PROTECTION EFFORTS MAY NOT BE ADEQUATE TO PROTECT OUR TECHNOLOGY.

     While we have protection from 8 U.S. patents, 2 foreign patents and 2 patents pending, and we intend to develop and file additional patent applications and to obtain other appropriate protection for our technology, including the use of nondisclosure contract provisions and license arrangements which prohibit the disclosure of our proprietary processes, there can be no assurance that we can effectively protect against unauthorized duplication of our patents or the introduction of substantially similar products. Our ability to compete with other companies is materially dependent upon the proprietary nature of our patents and technologies. We cannot give assurances that we will be able to obtain any additional key patents or other protection for our technology. In addition, if any of our key patents or proprietary rights were invalidated, there could be an adverse effect on our business, results of operations and financial condition.

OUR BUSINESS IS AFFECTED BY GOVERNMENT REGULATIONS THAT CHANGE.

     To date, we have been a provider of technology, Systems and services that result in the reduction of pollution and, therefore, we have not been under direct enforcement or regulatory pressure. However, if and when Integrated Projects have been constructed and begin operation, we may be under direct enforcement.

     We are involved in waste and wastewater treatment and are impacted by environmental regulations in at least three different ways: (1) our marketing and sales success depends, to a substantial degree, on the pollution clean-up requirements of various governmental agencies, from the Environmental Protection Agency at the federal level to state and local agencies; (2) our

System design and performance criteria must be responsive to the changes in federal, state and local environmental agencies' effluent standards and other requirements; and (3) our System installations and operations require governmental permits or approvals in many jurisdictions. In addition, we depend on the varying strictness of enforcement policies of various governmental bodies.

     We also intend to manufacturer and provide soil amendments (soil additives which are high in organic matter but low in nutrients) and fertilizers. Some state and federal regulatory agencies have standards that these products must meet to be sold as soil amendment or fertilizer products in various markets. The production and sales of our fertilizer products will need to meet relevant federal and state requirements. These regulations can change which creates a level of unpredictability.

ADDITIONALLY, ETHANOL PRODUCTION IN PROJECTS WILL BE SUBJECT TO NUMEROUS REGULATIONS.

     We are continually reviewing current regulations and potential changes that may affect our business and are making necessary compliance efforts in all jurisdictions in which we do business. We believe that Bion's technology will allow compliance with both current and proposed federal, state and local regulations. We are in the business of helping our customers (including Projects and facilities in which we may become direct participants) solve problems associated with their discharge of their waste streams into the environment, and most of our Systems and services are subject to federal, state and local government regulation, and many are subject to extensive testing procedures. The effects of rulings of regulatory bodies and courts could delay our marketing efforts for a long time and ultimately could prevent the completion of Projects. The regulations pertaining to the environment that may impact our Systems and Projects are continually changing. While we believe that such regulatory changes are favorable to our business since such regulations may require the use of our Systems, there can be no assurance that, in the future, such regulations will not cause us additional economic expense or have a materially adverse effect on our business, results of operations and financial condition.

WE ARE CURRENTLY INVOLVED IN SIGNIFICANT LITIGATION.

     Bion, our President Mark A. Smith and Bion Dairy are defendants in a class action/derivative action lawsuit in Delaware Chancery Court (TCMP#3 Partners, LLP, et al v. Trident Rowan Group, Inc., et al, Civil Action No. 170-N). The claims against the Company primarily relate to the January 2002 transaction with Centerpoint. The Plaintiffs basically allege in multiple claims denoted as fraudulent and negligent misrepresentation, promissory estoppel, and corporate waste, that Bion breached its fiduciary duties to Centerpoint and its shareholders and/or aided and abetted others in breaching their duties and was unjustly enriched as a result of these actions.
Further, the plaintiffs allege that Bion, Bion Dairy and Mr. Smith breached their duties to Centerpoint and its shareholders in connection with Centerpoint's investments in Series A* and Series B* Notes of Dairy. This litigation is in the early stages of discovery and motion practice. Settlement discussions are under way at the present time and the parties have participated in voluntary, non-binding mediation to attempt to resolve the disputed matters, which mediation has led to a contingent settlement agreement. This agreement is contingent on settlement of the matter described in the paragraph below. If a reasonable settlement is not reached in the matter described below and, if this contingent settlement is not completed, the Company, Bion Dairy and Mr. Smith intend to vigorously defend the claims against them. Management believes that the claims against Bion, Bion Dairy and Mr. Smith are without merit and that such parties will prevail if the litigation eventually proceeds to trial. However, litigation costs (of which a substantial amount has already been expended) can have a material adverse effect on companies the size of Bion and Bion Dairy. Therefore, if a reasonable settlement can be negotiated, Bion and Bion Dairy may enter into such a resolution of the litigation.

     Additionally, the Company has drafted (on behalf of itself and Centerpoint and Bion's shareholders) a complaint against the former controlling shareholders and related persons of Centerpoint for damages related to the Company's financial crisis, which were caused by their breaches of their fiduciary duties to Bion, Centerpoint and their shareholders. The potential defendants have executed tolling agreements through February 5, 2007 and the litigation has not yet been commenced while the parties engage in settlement discussions. Extended settlement discussions have taken place related to these matters and agreements in principle have been reached (subject to due diligence inquiries, drafting and execution of definitive agreements, and court approvals). If these settlements are concluded on terms similar to those under discussion, Bion will be making no payments. Rather, Bion and Centerpoint and the Bion shareholder class will be receiving substantial asset transfers and Bion and Centerpoint will receive cash sufficient to offset a large part of the portion their attorneys' fees expended to date (in these two related matters) that have not been reimbursed by insurance carriers. However, there is as yet no assurance that these settlements will successfully be concluded.

     On May 6, 2002, Arab Commerce Bank Ltd. ("ACB"), an unaffiliated party, filed a complaint against the Company in the Supreme Court of the State of New York regarding $100,000 of the Company's convertible bridge notes ("ACB Notes") that were purchased by ACB in March of 2000. The complaint includes a breach of contract claim asserting that the Company owes ACB $265,400 plus interest or $121,028 including interest based on ACB's interpretation of the terms of the ACB Notes and subsequent amendments. Effective June 30, 2001, the Company issued ACB 5,034 shares of common stock in full payment of its ACB Note based on the Company's interpretation of the ACB Note, as amended. The Company has filed an answer to the complaint denying the allegations. No activity has taken place in this lawsuit since 2002. The Company believes that the ultimate resolution of this litigation will not have a material adverse effect on the Company, its operations or its financial condition.

WE FACE RISKS OF LITIGATION RESULTING FROM IMPROPER OPERATION OF OUR SYSTEMS.

     In order for our waste and wastewater treatment Systems to function properly, the Systems must be operated in accordance with our specifications. In the event that our Systems are not operated properly and environmental violations or other problems occur as a result, it is possible that we could be named as a defendant in litigation brought by governmental agencies and/or individuals. Such litigation could seek, among other things, damages, equitable remedies, punitive damages and penalties. In fact, we were named as a defendant, along with the owners of one of our first generation Systems, in such an action filed by the Attorney General of the State of Illinois alleging environmental violations associated with the operation of a hog farm. While we were able to settle that litigation for approximately $9,000, there can be no assurance that similar litigation will not occur in the future. Litigation of this nature could damage our reputation.

     While it is our intention to operate or supervise operation of our second-generation Systems in a manner that precludes such improper operation, there is no assurance that we will be successful in this endeavor.

WE DO NOT CARRY ADEQUATE INSURANCE IN THE EVENT OF SIGNIFICANT ENVIRONMENTAL LITIGATION.

     We do not have insurance coverage with respect to the risks of litigation discussed above. Presently we carry only nominal amounts of insurance coverage to cover relatively standard business risks. Management believes such coverage to be adequate for our current operations. It is possible, however, that circumstances might potentially exist that could cause us to be held liable for damage to the environment, such as the negligent design of a System resulting in the aggravation of an existing wastewater problem. We could also be subject to liabilities resulting from other business risks in excess of our current policy amounts. Any such liability, if imposed, could be substantial and would, in all likelihood, have an adverse effect on our business, results of operations and financial condition. Additionally we intend to participate as a principal in Integrated Projects and, therefore, may be exposed to damages for which we do not have adequate insurance in those activities.

RESALES OF OUR PREVIOUSLY RESTRICTED SECURITIES COULD HURT THE MARKET PRICE OF OUR STOCK.

     Of our 8,605,996 shares of Common Stock currently outstanding, 5,808,378 shares are "restricted securities" which may in the future be sold upon compliance with Rule 144 adopted under the Securities Act of 1933, as amended. Generally, Rule 144 provides that a person holding restricted securities for a period of at least one year may sell every three months, in brokerage transactions, an amount equal to the greater of one percent of our outstanding shares of Common Stock or the average weekly reported volume of trading for the securities provided the Company is current on its periodic reports. There is no limitation on the amount of restricted securities that may be sold by a person who has been the beneficial owner of such restricted securities for more than two years, and has not been an "affiliate" for at least 90 days prior to the date of such sales. Investors should be aware that such sales under Rule 144 may cause the price of our Common Stock to drop in the future.

CONVERSION OF OUTSTANDING CONVERTIBLE OBLIGATIONS, EXERCISE OF WARRANTS AND OPTIONS AND CONTINGENT STOCK BONUSES WILL DILUTE OUR CURRENT SHAREHOLDERS.

     The future conversion to stock of outstanding obligations for convertible debt and deferred compensation, possible future exercise of warrants and options, and outstanding contingent stock bonuses will result in a significant reduction in the respective percentage interests and voting power held by our shareholders, other than those participating in the conversions, exercises and bonuses. As of December 31, 2006 we are indebted to Mark A. Smith, our President, in the amount of $390,332 (represented by a promissory note) for deferred compensation, which amount is convertible into our common stock at the lower of the current market value at the time of conversion or $2.00 per share. As of December 31, 2006, we are also indebted to Bright Capital, Ltd. ("Brightcap") for services provided to the Company by Dominic Bassani in the amount of $533,879 (represented by a promissory note) with the same conversion feature. In addition, as of December 31, 2006 we have warrants outstanding to purchase 3,684,010 shares of our common stock at prices ranging from $1.00 to $6.00. As of December 31, 2006 we have also issued 1,645,833 options to purchase our common stock, of which 956,667 are currently exercisable at prices ranging from $2.00 to $7.50. Additionally, contingent stock grants have been made totaling 690,000 shares to employees of and consultants to the Company which vest if and when the Company's stock price exceeds $10.00 (492,500 shares) and $20.00 (197,500 shares) per share if the grantee is still providing services to the Company on such dates. Further, we expect to issue additional shares of our Common Stock, warrants and options in connection with engaging further employees or consultants and future financings.

OUR PRIOR FINANCINGS HAVE BEEN SUBSTANTIALLY DILUTIVE AND MAY CONTINUE TO AFFECT OUR ABILITY TO RAISE CAPITAL.

     The Company was subjected to significant anti-dilution provisions during 2002 which limited its ability to obtain financing. We were unable to correct these anti-dilution provisions until August 2003. Thereafter, the Company was able to complete several relatively small financing rounds through Bion Dairy, one of our subsidiaries, during August-November of 2003 and May-June 2004. These financings enabled the Company to continue development work on our technology, but our operations were severely damaged during the period without financing. Not only did we have to terminate most of our activities and employees, but also we operated under such dire financial constraints through 2004 that the Company lost credibility with its historic vendors, creditors, the financial community and its existing shareholders and investors. As a result, the market price for the Company's stock fell sharply. In order to continue with our business activities and save the Company, we had to structure interim financing on extremely dilutive terms which has negatively affected our shareholders and will probably continue to negatively impact our ability to obtain future financing on reasonable terms.

WE DO NOT EXPECT TO PAY DIVIDENDS.

     We have never paid any cash dividends on any class of stock in the past. Due to our present financial status and our contemplated financial requirements, we do not anticipate paying any cash dividends upon any class of stock in the immediately foreseeable future.

THE MARKET FOR OUR COMMON STOCK IS VERY LIMITED AND MAY NOT BE MAINTAINED.

     Our common stock currently trades "over-the-counter" on the "Pink Sheets." Upon our registration under the Exchange Act, we hope that our stock will be traded over the counter on the OTC Bulletin Board. However, there is currently only an extremely limited and thin trading market in our Common Stock, and there is no assurance that it will continue or that any active trading market will develop or be sustained if developed.

THE MARKET FOR OUR COMMON STOCK IS ADVERSELY AFFECTED BY THE "PENNY STOCK"
RULES.

     Our Common Stock is currently defined as a "penny stock" under the Exchange Act and rules of the SEC. The Exchange Act and such penny stock rules generally impose additional sales practices and disclosure requirements on broker-dealers who sell our securities to persons other than "accredited investors" or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, the broker-dealer must make a written suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain required disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, and the compensation to be received by the broker-dealer and certain associated persons, provide monthly account statements showing the market value of each penny stock held in a customer's account, and deliver certain standardized risk disclosures required by the SEC. Consequently, the penny stock rules affect the ability of broker-dealers to make a market in or trade our shares and may also affect the ability of purchasers of shares to resell those shares in the public market.

NASD SALES PRACTICE REQUIREMENTS ADVERSELY AFFECT THE MARKET FOR OUR COMMON
STOCK.

     In addition to the "Penny Stock" rules described above, the NASD has adopted rules that require that, in recommending an investment to a customer, a broker-dealer have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customers' financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, and this has an adverse effect on the market for our shares.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     Included in Part F/S are the audited Consolidated Financial Statements of the Company for the fiscal years ended June 30, 2006 and 2005 and unaudited Consolidated Financial Statements for the three and six months ended December 31, 2006 ("Financial Statements").

     Statements made in this Amendment No. 1 to Form 10-SB that are not historical or current facts, which represent the Company's expectations or beliefs including, but not limited to, statements concerning the Company's operations, performance, financial condition, business strategies, and other information, involve substantial risks and uncertainties. The Company's actual results of operations, most of which are beyond the Company's control, could differ materially. These statements often can be identified by the use of terms such as "may," "will," "expect," "believe," anticipate," "estimate," or "continue" or the negative thereof. We wish to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made. Any forward looking statements represent management's best judgment as to what may occur in the future. However, forward looking statements are subject to risks, uncertainties and important factors beyond our control that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected.

     These factors include adverse economic conditions, entry of new and stronger competitors, inadequate capital, unexpected costs, failure to gain product approval in the United States or foreign countries and failure to capitalize upon access to new markets. Additional risks and uncertainties that may affect forward looking statements about Bion's business and prospects include the possibility that a competitor will develop a more comprehensive or less expensive environmental solution, delays in market awareness of Bion and our Systems, or possible delays in Bion's development of Projects and failure of marketing strategies, each of which could have an immediate and material adverse effect by placing us behind our competitors. Bion disclaims any obligation subsequently to revise any forward looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements filed with this Report.

BUSINESS OVERVIEW

     The Company is currently focused on completion of the development of its second-generation technology which provides solutions for environmentally sound clean-up of the waste streams of large-scale CAFO's and creates economic opportunities for integration of renewable energy production, ethanol production, sustainable animal husbandry and organic soil/fertilizer and feed production. We believe our technology will also allow development of Projects that can also directly integrate with dairy (and other CAFO) end-users and that can potentially increase profitability and quality control of each participant while mitigating the environmental impact of the entire integrated complex. The Company is in the process of finalizing engineering, design and economic modeling for applications and Integrated Projects and expects to select the site for and commence development of its initial Integrated Project during its 2007 fiscal year.

     The financial statements for the years ended June 30, 2006 and 2005 have been prepared assuming the Company will continue as a going concern. The Company has incurred net losses of approximately $5,173,000 and $2,115,000 during the years ended June 30, 2006 and 2005, respectively. At June 30, 2006, the Company has a working capital deficiency and a stockholders' deficit of approximately $1,000 and $3,278,000, respectively. The financial statements for the six months ended December 31, 2006 and 2005 have also been prepared assuming the Company will continue as a going concern. The Company has incurred net losses of approximately $1,069,000 (unaudited) and $2,186,000 (unaudited) during the six month periods ended December 31, 2006 and 2005, respectively. At December 31, 2006, the Company has a working capital deficiency and a stockholders' deficit of approximately $1,141,000 (unaudited) and $4,605,000} (unaudited), respectively. The report of the independent registered public accounting firm on the Company's financial statements as of and for the year ended June 30, 2006 includes a "going concern" explanatory paragraph which means that the accounting firm has expressed substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters are described in this section and in our financial statements, and this material does not include any adjustments that might result from the outcome of this uncertainty. There is no guarantee that we will be able to raise the funds or raise further capital for the operations planned in the near future.

CRITICAL ACCOUNTING POLICIES

     Management has identified the following policies below as critical to our business and results of operations. Our reported results are impacted by the application of the following accounting policies, certain of which require management to make subjective or complex judgments. These judgments involve making estimates about the effect of matters that are inherently uncertain and may significantly impact quarterly or annual results of operations. For all of these policies, management cautions that future events rarely develop exactly as expected, and the best estimates routinely
require adjustment.   Specific risks associated with these critical
accounting policies are described in the paragraphs below.

Revenue Recognition

     While the Company has not recognized any operating revenues for the past two fiscal years, the Company anticipates that future revenues will be generated from product sales, technology license fees, annual waste treatment fees and direct ownership interests in Integrated Projects. The Company expects to recognize revenue from product sales when there is persuasive evidence that an arrangement exists, when title has passed, the price is fixed or determinable, and collection is reasonably assured. The Company expects that technology license fees will be generated from the licensing of Bion's Systems. The Company anticipates that it will charge its customers a non-refundable up-front technology license fee, which will be recognized over the estimated life of the customer relationship. In addition, any on-going technology license fees will be recognized as earned based upon the performance requirements of the agreement. Annual waste treatment fees will be recognized upon receipt. Revenues, if any, from the Company's interest in Projects will be recognized when the entity in which the Project has been developed recognizes such revenue.

Compensation Cost for Options with Service Conditions and Graded Vesting
Schedules

     The Company has issued non-employee options that include service conditions and have graded vesting schedules. Generally for these arrangements, the measurement date of the services occurs when the options vest. In accordance with Emerging Issues Task Force Issue No. 96-18, recognition of compensation cost for reporting periods prior to the measurement date is based on the then current fair value of the options. Fair value of the options is determined using a Black-Scholes option-pricing model. Any subsequent changes in fair value will be recorded on the measurement date. Compensation cost in connection with options that are not fully vested is being recognized on a straight-line basis over the requisite service period for the entire award.

Stock-based compensation

     SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages entities to adopt a fair-value-based method of accounting for stock compensation plans.
However, SFAS No. 123 also permits entities to continue to measure compensation cost under Accounting Principles Board Opinion No. 25 ("APB 25") with the requirement that pro forma disclosures of net income (loss) and earnings (loss) per share be included in the notes to the financial statements. The Company has elected to measure compensation cost under APB 25; accordingly, the Company uses the intrinsic value method to account for its stock-based employee compensation plans.

     In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R) Share Based Payment, which addresses the accounting for share-based payment transactions. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using APB 25, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair values. SFAS No. 123(R) will be effective for the Company beginning on July 1, 2006. Depending upon the number and terms of options that may be granted in future periods, management believes that the implementation of this standard could have a material impact on the Company's financial statements.

RESULTS OF OPERATIONS - THREE MONTHS ENDED DECEMBER 31, 2006 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 2005

General and Administrative

     General and administrative expenses were $284,000 for the three months ended December 31, 2006 versus $343,000 for the three months ended December

31, 2005. The decrease in general and administrative expenses of $59,000 was partially due to non-cash compensation expense to re-measure the President's convertible deferred compensation for the three months ended December 31, 2006 of $54,000 versus $258,000 to record the intrinsic value of the liability for the three months ended December 31, 2005. The decrease in non-cash compensation was due to the Company's adoption of SFAS 123(R)which measures the fair value of the convertible feature of the liability, versus valuing under the intrinsic value method. Offsetting the lower non-cash compensation costs during the three months ended December 31, 2006, were higher rent costs of $41,000 due to the Company obtaining office space in New York effective August 1, 2006 while previous rent expenditures during the three months ended December 31, 2005 were minimal. Accounting and tax expenditures were $40,000 higher during the three months ended December 31, 2006 over the same period in the prior year due to the fiscal year 2006 audit work and other accounting costs relating to the filing of the Company's Form 10-SB.

Research and Development

     Research and development expenses decreased from $1,119,000 for the three months ended December 31, 2005 to $922,000} for the three months ended
December 31, 2006.   Non-cash compensation expense of $74,000 and $413,000
for the three months ended December 31, 2006 and 2005, respectively, was recorded to re-measure the fair value and to recognize the intrinsic value of Brightcap's convertible deferred compensation at December 31, 2006 and 2005, respectively. With the Company's adoption of SFAS 123R during its fiscal year 2007, other non-cash compensation expense of $66,000 was recognized during the three months ended December 31, 2006 for options issued to research and development employees, while no similar expense was recognized during the same period in the prior year. Legal expenses were higher during the three months ended December 31, 2006 due to more patent work being performed compared to the three months ended December 31, 2005.

Loss from Operations

     As a result of the factors described above, the loss from operations for the three months ended December 31, 2006 decreased $256,000 from the three months ended December 31, 2005.

Other Expense

     Other expense for both the three months ended December 31, 2006 and 2005 was approximately $21,000. While interest income increased $11,000 during the three months ended December 31, 2006 compared to the same period in the prior year due to higher average cash balances, interest expense increased by approximately $5,000, primarily due to the 2006 Series A convertible notes.

Net Loss

     As a result of the factors described above, the net loss decreased by $256,000 for the three months ended December 31, 2006 compared to the same period in the prior year, representing a decrease in the net loss per common share) of $0.05.
                                     32




RESULTS OF OPERATIONS - SIX MONTHS ENDED DECEMBER 31, 2006 COMPARED TO SIX MONTHS ENDED DECEMBER 31, 2005

General and Administrative

     General and administrative expenses were $36 for the six months ended December 31, 2006 versus $525,000 for the six months ended December 31, 2005. The primary factor for the decrease in general and administrative expenses is due to a decrease in non-cash compensation expense of $703,000 relating to
the President's convertible deferred compensation.   During the six months
ended December 31, 2005, the Company recorded non-cash compensation of $386,000 to record the intrinsic value of the liability. During the six months ended December 31, 2006, the Company adopted SFAS 123(R) which re-measured the convertible feature on the deferred compensation which resulted in a $317,000 chargeback to non-cash compensation expense. Offsetting the large decrease in non-cash compensation expenses, were increased rent expense due the office space in New York, and higher accounting and tax costs due work performed on the fiscal year end audit and the filing of the Company's Form 10-SB.

     Research and development expenses decreased from $1,660,000 for the six months ended December 31, 2005 to $1,119,000 for the six months ended
December 31, 2006.   Non-cash compensation expense of ($434,000) and $503,000
for the six months ended December 31, 2006 and 2005, respectively, were recorded to re-measure the fair value and recognize the intrinsic value of Brightcap's convertible deferred compensation at December 31, 2006 and 2005, respectively. Offsetting the decrease was other non-cash compensation expense of $284,000 recognized during the six months ended December 31, 2006 for options issued to research and development employees. No similar expense was recognized during the same period in the prior year, as the Company adopted SFAS 123R during its fiscal year 2007. Legal expenses related to research and development were $118,000 and $51,000 for the six months ended December 31, 2006 and 2005, respectively, due to extensive patent work being performed during the six months ended December 31, 2006. Salaries and related payroll taxes increased $49,000 for the six months ended December 31, 2006 over the same period in the prior year due to the addition of a chief operating officer of Dairy in September 2006, and overall pay increases to employees.

Loss from Operations

     As a result of the factors described above, the loss from operations for the six months ended December 31, 2006 decreased $1,154,000 from the six months ended December 31, 2005.

Other Expense

     Other expense was $38,000 and $1,000 the six months ended December 31, 2006 and 2005, respectively. Interest expense decreased in the six month period ended December 31, 2005 compared to the same period in the prior year due to the absence of the Dairy notes and the Series A, B and C notes which were converted during the six months ended December 31, 2005. Meanwhile interest income increased $22,000 during the six months ended December 31,

2006 compared to the same period in the prior year due to higher average cash balances. During the six months ended December 31, 2005, the Company had other income of approximately $91,000 from the settlement of debt with third party vendors.

Net Loss

     As a result of the factors described above, the net loss decreased by $1,117,000 for the six months ended December 31, 2006 compared to the same period in the prior year, representing a decrease in the net loss per common share of $0.24.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2006, the Company had cash and cash equivalents equal to $630,317. During the six months ended December 31, 2006, net cash used in operating activities was $818,787. As previously noted, the Company is currently not generating revenue and accordingly has not generated cash flows from operations. The Company does not anticipate generating sufficient revenues to offset operating and capital costs for a minimum of two to five years. While there are no assurances that the Company will be successful in its efforts to develop and construct its Projects and market its Systems, it is certain that the Company will require significant funding from external sources.

Investing Activities

     During the six months ended December 31, 2006 the Company used $76,150 of cash for investing activities to purchase property and equipment for the New York office. In addition, the Company used $171,945 of cash to secure a guarantee for the office lease obligation.

Financing Activities

     During the six months ended December 31, 2006, $545,000 of cash was provided by financing activities resulting from the sale of the 2006 Series A convertible promissory notes.

     As of December 31, 2006 the Company has significant debt obligations consisting primarily of mandatorily convertible notes - affiliates ($2,851,346) and deferred compensation of $1,386,367, of which $598,867 is mandatorily convertible. The Company has entered into an 88-month operating lease for office space in New York, with an average monthly lease expense of $15,820.

Convertible Notes

     Under the terms of a convertible deferred compensation agreement with our President that was exchanged for a promissory note and conversion agreement on April 4, 2006, sums accrued through March 31, 2006 accrue interest at 6% per annum and are convertible into the Company's common stock at the lower of the current market value at the time of conversion, or $2.00 per share. Through July 1, 2007, conversions may occur by mutual agreement between the Company and the President. The Company may convert the promissory note, in whole or part, at any date after July 1, 2007 and the convertible note owned by the President is mandatorily converted to common stock of the Company on July 1, 2009. Through June 30, 2006, the Company accounted for this employee stock-based compensation agreement under Accounting Principles Board Opinion No. 25 ("APB 25") and recorded the intrinsic value of the deferred compensation agreement at each reporting date. On July 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised), "Share-Based Payment" ("SFAS 123(R)"), which supersedes APB 25. In accordance with SFAS 123(R), outstanding instruments previously classified as liabilities and measured at intrinsic values, are to be measured initially at fair value with differences to be recorded as the cumulative effect of a change in accounting principle. The fair value of deferred compensation owed to Mark A. Smith on July 1, 2006 was $1,521,609, and the cumulative effect of the change in accounting principle of $308,870 was recorded. Fair value at July 1, 2006 was calculated using a Black-Scholes option pricing model with the following assumptions: a dividend yield of zero, a risk-free interest rate of 5.13%, volatility of 181%, and an expected life of 3 years. At December 31, 2006 the fair value of deferred compensation owed to Mark A. Smith was re-measured as $1,204,328 and resulted in a charge/(credit) to earnings of $54,289 and $(317,279) for the three and six months ended December 31, 2006, respectively. Fair value at December 31, 2006 was calculated utilizing the following assumptions: a dividend yield of zero, a risk-free interest rate of 4.74%, volatility of 66%, and an expected life of 2.5 years. Sums accrued after April 1, 2006, ($112,500 through December 31, 2006), are non-interest bearing and are non-convertible as of December 31, 2006. The President earns compensation of $150,000 annually, all of which has been deferred from April 1, 2006 ($112,500 as of December 31, 2006) on a non-convertible and non-interest bearing basis. All these sums related to Mr. Smith's deferred compensation are net of $55,000 and $60,000 of deferred compensation that was converted to 50,000 and 30,000 shares of the Company's restricted common stock on December 31, 2004 and 2005, respectively.

     On December 31, 2005, convertible deferred compensation payable to Brightcap for services provided to the Company by the former general manager of Bion Dairy between April 1, 2003 and September 30, 2005 was exchanged for a promissory note which note bears interest at 6% per annum and conversion agreement pursuant to which all sums accrued through September 30, 2005 are convertible into the Company's common stock at the lower of the current market value at the time of conversion or $2.00 per share. Through January 1, 2007 conversion may occur by mutual agreement between the Company and Brightcap. The Company may convert the promissory note, in whole or in part, at any date after January 1, 2007 and, on July 1, 2009, the promissory note is mandatorily convertible to common stock of the Company. Through June 30, 2006, the Company accounted for this employee stock-based compensation agreement under APB 25 and recorded the intrinsic value of the deferred compensation agreement at each reporting date. On July 1, 2006, the Company adopted the provisions of SFAS 123(R), which supersedes APB 25. The fair value of deferred compensation owed to Brightcap on July 1, 2006 was $2,081,475, and the cumulative effect of the change in accounting principle of $422,516 was recorded. Fair value at July 1, 2006 was calculated using a Black-Scholes option pricing model with the following assumptions: a dividend yield of zero, a risk-free interest rate of 5.13%, volatility of 181%, and an expected life of 3 years. At December 31, 2006 the fair value of deferred compensation owed to Brightcap was re-measured as $1,647,017 and resulted in a charge/(credit) to earnings of $74,245 and $(434,458) for the three and six months ended December 31, 2006, respectively. Fair value at December 31, 2006 was calculated utilizing the following assumptions: a dividend yield of zero, a risk-free interest rate of 4.74%, volatility of 66%, and an expected life of 2.5 years. Brightcap receives annual compensation of $300,000 for the full time consulting services of Dominic Bassani with payment deferred. Sums accrued after October 1, 2005 total $375,000 as of December 31, 2006, and accrue on a non-convertible and non-interest bearing basis.

Deferred Compensation

     Prior to March 31, 2003, the Company incurred management fees under various management agreements for management and consulting services. The fees totaled $598,867 including interest at 6%, as of December 31, 2006. It was agreed in March 2003 that payment would be made on March 31, 2007 by conversion of the deferred compensation into common stock of the Company at the higher of the average price of the Company's common stock during the ten trading days ending March 27, 2007 or $4.00 per share.

     The Company has aggregate deferred compensation liabilities of $787,500 for three of its officers/directors/consultants as of December 31, 2006.
This deferred compensation, as of December 31, 2006, does not accrue interest and is not convertible. Payment is to be made at the earliest date that the Company has in excess of $2,000,000 in cash and cash equivalents or as decided by the Board of Directors or by December 31, 2007. Effective January 1, 2007, the Company entered into agreements converting these deferred compensation amounts owed as of December 31, 2006 into promissory notes with conversion agreements. The notes will accrue interest at 6% per annum. The conversion agreements allow for the conversion of the notes into shares of the Company's common stock at the equivalent price of the Company's next private financing in excess of $2,000,000 as follows: a) by the holder at any time after July 1, 2007; b) by the Company any time after there has been an effective registration including the shares underlying conversion of the notes for six months; c) by the holder and the Company by mutual agreement at any time prior to payment by the Company of such principal and interest.

Plan of Operations and Outlook

     As of December 31, 2006 the Company had cash and cash equivalents of
$630,317.   Based on our operating plan, management believes that existing cash on hand will be sufficient to fund the Company's basic overhead through the end of the 2007 fiscal year. However, the Company will need to raise additional capital to execute our business plan discussed below.

     The Company currently intends to seek financing of between $5,000,000 and $50,000,000 during fiscal year 2007 in the form of equity and/or debt. The proceeds would be used to expand and accelerate the development activities of Bion's initial Integrated Projects and for general corporate purposes. If we do not receive sufficient funding on a timely basis, it could have a material adverse effect on our liquidity, financial condition and business prospects. Additionally, in the event that we receive funding, it may be on terms that are not favorable to the Company and its shareholders. We have engaged a New York City based investment banking firm to act as our placement agent, financial advisor and arranger for equity and Project financings, although no specific financing has yet been arranged. There is no assurance that the Company will successfully complete any financings.

     Currently, Bion is focused on using applications of its patented waste management technology to develop Integrated Projects which will include large CAFOs, such as large dairies, beef cattle feed lots and hog farms, with Bion waste treatment System modules processing the aggregate CAFO waste stream from the equivalent of 20,000 to 40,000 or more dairy cows (or the waste stream equivalent of other species) while producing solids to be utilized for renewable energy production and to be marketed as feed and/or fertilizer, integrated with an ethanol plant capable of producing 20 million to 40 (or more) million gallons of ethanol per year.

     In June 2006, the Company entered into an agreement with Fair Oaks Dairy Farm ("FODF") to construct a Bion facility ("Stage I System") at FODF. Bion has been working with FODF since May 2005 for the purpose of installing a waste treatment facility at FODF that could become the basis for a future Integrated Project. The June 2006 agreement contemplates expansion beyond
the initial waste treatment facility.    The Stage I System will initially be
used for testing necessary for: a) finalization of design criteria for permitting and construction of, and b) optimization of renewable energy production and utilization for the full scale Integrated Projects. We are currently in negotiations toward an amended agreement with FODF pursuant to which: a) the Company will construct a commercial scale Bion System designed to handle the waste stream from approximately 3500-6200 milking cows ("Initial System") at existing FODF facilities in Indiana which will incorporate and expand the scope of the Stage I System; and b) when the Initial System has completed start-up phase and demonstrated environmental results consistent with the published results achieved at Bion's DeVries research facility, the Initial System will become the basis of expansion into an Integrated Project at FODF through development stages including dairy expansion, construction of additional Bion System modules including renewable energy production and solids processing facilities and construction of an ethanol plant. It is anticipated that the amended agreement will be executed during early 2007. Preliminary engineering, design and site work at FODF has begun pursuant to the existing agreement and we anticipate completion of development of this Integrated Project during 2008.

     Bion is currently working with local, state and federal officials and with potential industry participants to evaluate sites in multiple states and anticipates selecting a site for its initial Project during the 2007 fiscal year. In addition, Bion intends to choose sites for additional Projects during 2007 and 2008 to create a pipeline of Projects. Management has a 5-year development target (through calendar year 2011) of approximately 12-25 Integrated Projects. At the end of the 5-year period, Bion projects that 8-16 of these Integrated Projects will be in full operation in 3-8 states, and the balance would be in various stages ranging from partial operation to early construction stage. No Integrated Project has been developed to date.

     Bion is presently establishing its implementation management team with the intention of commencing development and construction of an initial Project during 2007. Bion will need to continue to hire additional management and technical personnel as it moves from the technology re-development phase to the implementation phase during the 2007 calendar year.


YEAR ENDED JUNE 30, 2006 COMPARED TO YEAR ENDED JUNE 30, 2005

General and Administrative

     General and administrative expenses increased by $702,466 or 110% for the year ended June 30, 2006 compared to the prior year. The increase in general and administrative expenses is primarily due to an increase of non-cash compensation charges of approximately $834,000 to record the intrinsic value of the President's convertible deferred compensation as of June 30, 2006, and financial accounting and audit costs of $67,000 associated with the preparation of the December 31, 2005 balance sheet audit and the June 30, 2006 audit, which were not performed during the fiscal year ended June 30, 2005. The increases in general and administrative expenses were partially offset by lower legal fees during the fiscal year ended June 30, 2006 of approximately $218,000 due to decreased litigation expense and partial reimbursement of prior legal expenses.

Research and Development

     Research and development expenses increased by $2,597,185 or 214% for the year ended June 30, 2006 compared to the prior year. The increase in research and development expenses was primarily due to increased consulting expenses and salaries and related payroll taxes. Consulting expenses increased due to the addition of several key consultants in order to further the development of the Company's second generation technology and integration applications. Also during the year ended June 30, 2006, $790,000 in non-cash charges were recorded to recognize consulting expense related to the issuance and vesting of the Company's stock options to non-employees and $1,140,000 of non-cash charges were recorded to recognize the intrinsic value of Brightcap's convertible deferred compensation as of June 30, 2006 compared to
$21,000 and $0, respectively, in fiscal 2005.   Salaries and related payroll
taxes increased during the year ended June 30, 2006 due to pay raises and a discretionary payment of bonuses to compensate certain employees for pay reductions in prior years.

Loss from Operations

     As a result of the factors described above, the loss from operations for the year ended June 30, 2006 increased by $3,299,651 from the prior year of which $2,756,000 represented the increase in non-cash expenses.

Other Expense

     Other expense decreased by $241,689 for the year ended June 30, 2006 compared to the prior year. The decrease in other expenses is primarily due to the decrease in interest expense of $155,408 and an increase in other income of $65,298. Interest expense decreased during the year ended June 30, 2006 due to the conversion of the interest bearing Bion Dairy notes and interest bearing notes held by the Company's president into the Company's common stock during September and December 2005, respectively. Other income increased during the year ended June 30, 2006 due to the settlement of creditor liabilities during the year.

Net Loss

     As a result of the factors described above, the net loss increased by $3,057,962 for the year ended June 30, 2006 (an increased net loss of $0.20 per common share) compared to the prior year of which $2,756,000 represents the increase in non-cash items.

LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 2006, the Company had cash and cash equivalents equal to $1,152,199. During the year ended June 30, 2006, net cash used in operating activities was $2,040,708, primarily consisting of cash operating expenses. As previously noted, the Company is currently not generating revenue and accordingly has not generated cash flows from operations. The Company does not anticipate generating sufficient revenues to offset operating and capital costs for a minimum of two to five years. While there are no assurances that the Company will be successful in its efforts to develop and construct its Projects and market its Systems, it is certain that the Company will require significant funding from external sources.

Investing Activities

     During the year ended June 30, 2006 the Company used $9,166 of cash for investing activities to purchase property and equipment.

Financing Activities

     During the year ended June 30, 2006, $3,194,821 of cash was provided by financing activities primarily resulting from $1,870,821 received from the sale of convertible debt and $1,136,500 received from the sale of common stock.

     As of June 30, 2006 the Company has significant debt obligations consisting primarily of mandatorily convertible notes - affiliates ($2,871,698) and deferred compensation, of which $581,344 is mandatorily convertible.

Convertible Notes

     Under the terms of a convertible deferred compensation agreement with our President that was exchanged for a promissory note and conversion agreement on April 4, 2006, sums accrued through March 31, 2006 accrue interest at 6% per annum and are convertible into the Company's common stock at the lower of the current market value at the time of conversion, or $2.00 per share. Through July 1, 2007, conversions may occur by mutual agreement between the Company and the President. The Company may convert the promissory note, in whole or part, at any date after July 1, 2007 and the convertible note owned by the President is mandatorily converted to common stock of the Company on July 1, 2009. The Company is accounting for this employee stock-based agreement under APB 25. At June 30, 2006, the note balance (principal and accrued interest) due to the President was $378,981, and the market price of the Company's common stock was $6.40 per share. Therefore the Company has recorded the intrinsic value of the deferred compensation agreement at $1,212,739 as of June 30, 2006. The President earns compensation of $150,000 annually, all of which has been deferred from April 1, 2006 ($37,500 as of June 30, 2006) on a non-convertible and non-interest bearing basis. All these sums related to Mr. Smith's deferred compensation are net of $55,000 and $60,000 of deferred compensation that was converted to 50,000 and 30,000 shares of the Company's restricted common stock on December 31, 2004 and 2005, respectively.

     On December 31, 2005, convertible deferred compensation payable to Brightcap for services provided to the Company by the former general manager of Bion Dairy between April 1, 2003 and September 30, 2005 was exchanged for a promissory note which note bears interest at 6% per annum and conversion agreement pursuant to which all sums accrued through September 30, 2005 are convertible into the Company's common stock at the lower of the current market value at the time of conversion or $2.00 per share. Through January 1, 2007 conversion may occur by mutual agreement between the Company and Brightcap. The Company may convert the promissory note, in whole or in part, at any date after January 1, 2007 and, on July 1, 2009, the promissory note is mandatorily convertible to common stock of the Company. At June 30, 2006, the note balance (principal and accrued interest) due Brightcap was $518,425 and the market price of the company's common stock was $6.40 per share. Therefore the Company has recorded the intrinsic value of the deferred compensation agreement at $1,658,959. Brightcap receives annual compensation of $300,000 for the full time consulting services of Dominic Bassani with payment deferred. Sums accrued after October 1, 2005 total $225,000 as of June 30, 2006, and accrue on a non-convertible and non-interest bearing basis.

Deferred Compensation

     Prior to March 31, 2003, the Company incurred management fees under various management agreements for management and consulting services. The fees totaled $581,344 including interest at 6%, as of June 30, 2006. It was agreed in March 2003 that payment would be made on March 31, 2007 by conversion of the deferred compensation into common stock of the Company at the higher of the average price of the Company's common stock during the ten trading days ending March 27, 2007 or $4.00 per share.

     The Company has aggregate deferred compensation liabilities of $412,500 and $600,000 for three of its officers/directors/consultants as of June 30, 2006 and September 30, 2006, respectively. This deferred compensation does not accrue interest and is not convertible. Payment is to be made at the earliest date that the Company has in excess of $2,000,000 in cash and cash equivalents or as decided by the Board of Directors or by December 31, 2007.

Plan of Operations and Outlook

     As of June 30, 2006 the Company had cash and cash equivalents of $1,152,199. In addition, subsequent to yearend and through the date of this report, the Company received $545,000 in proceeds from the sale of its 2006 Series A Convertible Promissory Notes that closed on September 13, 2006. Based on our operating plan, management believes that existing cash on hand will be sufficient to fund the Company's basic overhead through the end of the 2007 fiscal year. However, the Company will need to raise additional capital to execute our business plan discussed below.

     The Company currently intends to seek financing of between $5,000,000 and $50,000,000 during fiscal year 2007 in the form of equity and/or debt. The proceeds would be used to expand and accelerate the development activities of Bion's initial Integrated Projects and for general corporate purposes. If we do not receive sufficient funding on a timely basis, it could have a material adverse effect on our liquidity, financial condition and business prospects. Additionally, in the event that we receive funding, it may be on terms that are not favorable to the Company and its shareholders. We have engaged a New York City based investment banking firm to act as our placement agent, financial advisor and arranger for equity and Project financings, although no specific financing has yet been arranged. There is no assurance that the Company will successfully complete any financings.

     Currently, Bion is focused on using applications of its patented waste management technology to develop Integrated Projects which will include large CAFOs, such as large dairies, beef cattle feed lots and hog farms, with Bion waste treatment System modules processing the aggregate CAFO waste stream from the equivalent of 20,000 to 40,000 or more dairy cows (or the waste stream equivalent of other species) while producing solids to be utilized for renewable energy production and to be marketed as feed and/or fertilizer, integrated with an ethanol plant capable of producing 20 million to 40 (or more) million gallons of ethanol per year.

     In June 2006, the Company entered into an agreement with Fair Oaks Dairy Farm ("FODF") to construct a Bion facility ("Stage I System") at FODF. Bion has been working with FODF since May 2005 for the purpose of installing a waste treatment facility at FODF that could become the basis for a future Integrated Project. The June 2006 agreement contemplates expansion beyond
the initial waste treatment facility.    The Stage I System will initially be
used for testing necessary for: a) finalization of design criteria for permitting and construction of, and b) optimization of renewable energy production and utilization for the full scale Integrated Projects. We are currently in negotiations toward an amended agreement with FODF pursuant to which: a) the Company will construct a commercial scale Bion System designed to handle the waste stream from approximately 3500-6200 milking cows ("Initial System") at existing FODF facilities in Indiana which will incorporate and expand the scope of the Stage I System; and b) when the Initial System has completed start-up phase and demonstrated environmental results consistent with the published results achieved at Bion's DeVries research facility, the Initial System will become the basis of expansion into an Integrated Project at FODF through development stages including dairy expansion, construction of additional Bion System modules including renewable energy production and solids processing facilities and construction of an ethanol plant. It is anticipated that the amended agreement will be executed during early 2007. Preliminary engineering, design and site work at FODF has begun pursuant to the existing agreement and we anticipate completion of development of this Integrated Project during 2008.

     Bion is currently working with local, state and federal officials and with potential industry participants to evaluate sites in multiple states and anticipates selecting a site for its initial Project during the 2007 fiscal year. In addition, Bion intends to choose sites for additional Projects from during 2007 and 2008 to create a pipeline of Projects. Management has a 5-year development target (through calendar year 2011) of approximately 12-25 Integrated Projects. At the end of the 5-year period, Bion projects that 8-16 of these Integrated Projects will be in full operation in 3-8 states, and the balance would be in various stages ranging from partial operation to early construction stage. No Integrated Project has been developed to date.

     Bion is presently establishing its implementation management team with the intention of commencing development and construction of an initial Project during 2007. Bion will need to continue to hire additional management and technical personnel as it moves from the technology re-development phase to the implementation phase during the 2007 calendar year.

CONTRACTUAL OBLIGATIONS

     We have the following material contractual obligations (in addition to employment and consulting agreements with management and employees):

     1) The Company executed a non-cancelable operating lease for office space in New York City effective August 1, 2006 and extending to November 30, 2013. The average monthly rent under the lease is $15,820. The Company has provided the lessor with a letter of credit in the amount of $171,945 in connection with the lease. The Company's obligations under the lease are partially guaranteed by Salvatore Zizza, Chairman of Bion Dairy. The Company has entered into sub-leases with non-affiliated parties for approximately 28% of the obligations under the lease.

     2) In June 2006, the Company entered into an agreement with Fair Oaks Dairy Farm ("FODF") to construct a Bion facility ("Stage I System") at FODF. Bion has been working with FODF since May 2005 for the purpose of installing a waste treatment facility at FODF that could become the basis for a future Integrate Project. The June 2006 agreement comtemplates expansion beyond the initial waste treatment facility. The Stage I System will initially be used for testing necessary for: a) finalization of design criteria for permitting and construction of, and b) optimization of renewable energy production and utilization for, full scale Integrated Projects. We are currently in negotiations toward an amended agreement with FODF pursuant to which: a) the Company will construct a commercial scale Bion optimization System designed to handle the waste stream from approximately 6200 milking cows ("Initial System") at existing FODF facilities in Indiana which will incorporate and expand the scope of the Stage I System; and b) when the Initial System has completed start-up phase and demonstrated environmental results consistent with the DeVries results set forth above, the Initial System will become the basis of expansion into an Integrated Project at FODF through development stages including dairy expansion, construction of additional Bion System modules including renewable energy production and solids processing facilities and construction of an ethanol plant. It is anticipated that the amended agreement will be executed during early 2007. Preliminary engineering, design and site work at FODF has begun pursuant to the existing agreement and we anticipate commencement of construction during the first half of 2007. We anticipate completion of development of this Integrated Project during 2008. The estimated cost of Stage I under the June 2006 agreement, including Stage I System construction and testing operations, is $750,000, which Bion and FODF have agreed to split equally net of any grants. However, as indicated above, we believe that an amended agreement will supersede the June 2006 agreement which new agreement will require larger expenditures.

OFF-BALANCE SHEET ARRANGEMENTS

     We do not have any off-balance sheet arrangements (as that term is defined in Item 303 of Regulation S-K) that are reasonably likely to have a current or future material effect on our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R) Share Based Payment, which addresses the accounting for share-based payment transactions. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using APB No. 25, and generally requires instead that such transactions be accounted and recognized in the statement of income based upon their fair values. SFAS No. 123(R) will be effective for the Company beginning on July 1, 2006. Depending upon the number and terms of options that may be granted in future periods, management believes that the implementation of this standard could have a material impact on the Company's financial statements.

ITEM 3.  DESCRIPTION OF PROPERTY.

     The Company maintains its offices at 641 Lexington Avenue, 17th Floor, New York, New York 10022, telephone number (212) 758-6622. These offices are leased pursuant to a non-cancellable operating lease that became effective on August 1, 2006 and expires on November 30, 2013. The average monthly rental under the terms of the lease is $15,820. The Company has entered into sub-leases with non-affiliated parties for approximately thirty-two per cent (32%) of its obligations under this lease.

     The Company holds eight United States patents, one Canada patent and one New Zealand patent as described above. Two patent applications have been filed and are pending.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     At December 31, 2006, the Company had issued 8,605,996 shares of its common stock, of which 7,912,197 are outstanding (the balance of 693,799 shares are owned by Centerpoint, the Company's majority owned subsidiary).

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 2006 by:

     * each person that is known by us to beneficially own more than 5% of our common stock;
     *  each of our directors;
     *  each of our executive officers and significant employees; and
     * all our executive officers, directors and significant employees as a group.

     Under the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable under stock options that are exercisable within sixty (60) days of December 31, 2006. Those shares issuable under stock options are deemed outstanding for computing the percentage of each person holding options but are not deemed outstanding for computing the percentage of any other person. The percentage of beneficial ownership schedule is based upon 8,605,996 shares outstanding as of December 31, 2006. The address for those individuals for which an address is not otherwise provided is c/o Bion Environmental Technologies, 641 Lexington Avenue, 17th Floor, New York, New York 10022. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting power and investment power with respect to all shares of common stock listed as owned by them.




                                                      Shares of Common Stock
                                                        Beneficially Owned
                                                 ----------------------------------
                                                             Percent of
                                                                Class      Entitled
Name and Address                                  Number     Outstanding   to Vote
----------------                                 ---------   -----------   --------

Centerpoint Corporation (1)                        693,799       8.1%          -
641 Lexington Avenue, 17th Floor
New York, NY  10022

Dominic Bassani/Chris-Dan, LLC (2)                2,647,882      26.3%       28.2%
64 Village Hills Drive
Dix Hills, NY  11746

Anthony Orphanos (3)                              1,398,228      15.0%       16.3%
c/o Austin Investments Management
520 Madison Avenue, 28th Floor
New York, NY  10022

                                           44



Donald Codignotto (4)                               811,409       8.6%        9.3%
4 Keenan Drive
Garden City, NY 11530

The Danielle Christine Bassani Trust (5)            566,000       6.2%        6.7%
 Anthony Orphanos and
 Donald Codignotto, Trustees
4 Keenan Drive
Garden City, NY  11530

Mark A. Smith (6)                                   968,183      10.8%       11.7%

Jere Northrop (7)                                   256,248       2.9%        3.2%

Jon Northrop (8)                                    198,710       2.3%        2.5%

Salvatore Zizza (9)                                 649,412       7.0%        7.6%

Jeremy Rowland (10)                                 150,000       1.7%        1.9%

James Morris (11)                                   200,000       2.3%        2.5%

George Bloom (12)                                   202,112       2.3%        2.5%

David Mager  (13)                                   194,209       2.2%        2.4%

Jeff Kapell (14)                                    100,000       1.1%        1.2%

Richard Berman (15)                                  73,601

Bart Chilton (16)                                    28,000        *           *

Charles Millard (17)                                 30,000        *           *

All executive officers, directors
and significant employees as
a group ( 13 persons)                             5,698,357      47.4%       50.3%



___________________

* Less than 1%

(1) Centerpoint Corporation is currently majority owned by the Company. Under Colorado law, Centerpoint Corporation is not entitled to vote these shares unless otherwise ordered by a court. These shares of common stock may be distributed to the shareholders of Centerpoint Corporation at a future date pursuant to a dividend declared during July 2004. The shares distributed to Bion, if any, will be cancelled immediately upon receipt.

(2) Includes 64,612 shares and 600,000 shares underlying warrants held directly by Mr. Bassani; 3,981 shares and 500,000 shares underlying warrants held by Brightcap Capital, Ltd. ("Brightcap") of which Mr. Bassani is the owner; 1,055,692 shares held by Chris-Dan, LLC of which Mr. Bassani is owner; 30,432 shares and 25,000 shares underlying warrants held by Mr. Bassani's wife; 26,367 shares which represents 50% of the shares held by D2 Trust, of which he is 50% beneficial owner; 74,858 shares which represents 50% of the shares into which deferred compensation held by D2 Trust may be converted based on the minimum conversion price of $4.00; and 266,940 shares that Brightcap may receive pursuant to conversion of an outstanding note of the Company calculated at December 31, 2006 at the $2.00 maximum conversion price.. Mr. Bassani has also been granted 250,000 shares of contingent stock bonuses that are not included in this calculation. Mr. Bassani disclaims ownership of 566,000 shares underlying warrants held by The Danielle Christine Bassani Trust, which is separately itemized herein. Mr. Bassani's adult daughter, who lives with him, is the beneficiary of the Danielle Christine Bassani Trust. Mr. Bassani further disclaims beneficial ownership of shares and warrants owned by various family members, none of whom live with him or are his dependents, and such shares are not included in this calculation.

(3) Includes 315,529 shares and 10,000 shares underlying options held directly by Mr. Orphanos; 130,263 shares held jointly with his wife; and
260,904 shares held in an IRA.   Also includes 566,000 shares underlying
warrants held by the Danielle Christine Bassani Trust, of which Mr. Orphanos is a co-trustee and 92,500 common shares and 23,032 common shares underlying conversion of promissory notes owned by certain clients of Mr. Orphanos, over which Mr. Orphanos exercises discretionary authority.

(4) Includes 11,409 shares held directly by Mr. Codignotto; 566,000 shares underlying warrants held by The Danielle Christine Bassani Trust of which Mr. Codignotto serves as co-Trustee (see note 5); and 234,000 shares underlying warrants held by The Christopher Parlow Trust of which Mr. Codignotto serves as co-Trustee.

(5) Represents shares underlying warrants held by the The Danielle Christine Bassani Trust, Anthony Orphanos and Donald Codignotto, trustees.

(6) Includes 359,582 shares held directly by Mark A. Smith; 105,000 shares underlying options and 75,000 shares underlying warrants held directly by Mr. Smith; 20,334 shares held jointly with his wife; 56,145 shares held by his wife; and 156,931 shares of common stock held by LoTayLingKyur Foundation which is controlled by Mr. Smith. Also includes 195,191 shares that Mr. Smith may receive pursuant to conversion of an outstanding note of the Company calculated at December 31, 2006 at the $2.00 maximum conversion price. Does not include shares and warrants owned by various family members of which Mr. Smith disclaims beneficial ownership. Mr. Smith is also the President of Centerpoint, although shares owned by Centerpoint are not entitled to a vote while held by Centerpoint.

(7) Includes 67,401 shares held by Jere Northrop's wife; 3,549 shares held by a family trust; 62,598 shares and 122,500 shares underlying options held by Jere Northrop; and 200 shares owned jointly by Jere Northrop and his wife. Does not include 12,608 shares owned by the Jere and Lynn Northrop Family Foundation, 7,906 shares owned by the Jere Northrop Family trust and 805 shares owned by the Harley Northrop Charitable Trust, for each of which Mr. Northrop disclaims beneficial ownership. Jere Northrop has also been granted 22,500 shares of contingent stock bonus that are not included in this calculation.

(8) Includes 108,466 shares held directly by Jon Northrop; 16,464 shares owned by Jon Northrop's wife; 4,100 shares owned jointly by Jon Northrop and his wife; options to purchase 50,000 shares held by Jon Northrop; and 19,680 shares owned by a family trust. Does not include shares owned by the adult children of Jon Northrop or 2,007 shares owned by the Harley Northrop Family Foundation.

(9) Includes 41,912 shares held by Mr. Zizza; 7,500 shares underlying options and 600,000 shares underlying warrants held by him. Mr. Zizza has also been granted 150,000 shares of contingent stock bonus that are not included in this calculation.

(10) Mr. Rowland holds warrants to purchase 150,000 shares.

(11) Mr. Morris holds options to purchase 200,000 shares. Mr. Morris has also been granted 75,000 shares of contingent stock bonus that are not included in this calculation.

(12) Mr. Bloom holds 2,112 shares and options to purchase 200,000 shares. Mr. Bloom has also been granted 75,000 shares of contingent stock bonus that are not included in this calculation.

(13) Mr. Mager holds 40,876 shares and warrants to purchase 153,333 shares. Mr. Mager has also been granted 37,500 shares of contingent stock bonus that are not included in this calculation.

(14) Mr. Kapell holds warrants to purchase 100,000 shares. Mr. Kapell has also been granted 37,500 shares of contingent stock bonus that are not included in this calculation.

(15) Mr. Berman holds 3,928 shares and options to purchase 35,000 shares. Also includes 34,133 shares into which a $200,000 (initial principal amount) 2006 Series A Convertible Note held by Mr. Berman s (including accrued interest) were convertible as of December 31, 2006.

(16) Mr. Chilton holds options to purchase 28,000 shares.

(17) Mr. Millard holds options to purchase 30,000 shares.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     Our directors, executive officers and significant employees/consultants, along with their respective ages and positions are as follows:

Name                       Age     Position
----                       ---     --------

Director and Officers:

  Mark A. Smith            57      President, General Counsel, Interim Chief
                                   Financial Officer and Director

  Jere Northrop            64      Senior Technology Director and Director

  Jon Northrop             63      Secretary and Director

  Salvatore J. Zizza       60      Chairman and Director of Bion Dairy

  George W. Bloom          51      Chief Operating Officer of Bion
                                   Technologies

  Jeremy Rowland           43      Chief Operating Officer of Bion Dairy

Significant Employees:

  James W. Morris          56      Chief Technology Officer of Bion
                                   Technologies

  Jeff Kapell              60      V.P. for Renewables of Bion Dairy

  David Mager              53      V.P. for Public Policy of Bion Dairy

  Dominic Bassani          61      Full Time Consultant to Bion and Bion
                                   Dairy


     Mark A. Smith (57) has been President, General Counsel, interim Chief Financial Officer and a director of Bion Environmental Technologies, Inc. since late March 2003. Since that time, he has also served as sole director, President and General Counsel of Bion's wholly-owned subsidiaries including Bion Dairy Corporation. Since mid-February 2003, Mr. Smith has served as sole director and President and General Counsel of Bion's majority-owned subsidiary, Centerpoint Corporation. Previously, from May 21, 1999 through January 31, 2002, Mr. Smith served as a director of Bion. From July 23, 1999, when he became President of Bion, until mid-2001 when he ceased to be Chairman, Mr. Smith served in senior positions with Bion on a consulting basis. Additionally, Mr. Smith was the president of RSTS Corporation prior to its acquisition of Bion Technologies, Inc. in 1992. Mr. Smith received a Juris Doctor Degree from the University of Colorado School of Law, Boulder, Colorado (1980) and a BS from Amherst College, Amherst, Massachusetts
(1971). Mr. Smith has engaged in the private practice of law in Colorado since 1980. In addition, Mr. Smith has been active in running private family companies, Stonehenge Corporation (until 1994) and LoTayLingKyur, Inc. (1994-
2002). Until returning to Bion during March 2003, Mr. Smith had been in retirement with focus on charitable work and spiritual retreat.

     Jere Northrop (64) is the founder of Bion and developed its technology. He has served as the Company's Senior Technology Director since 1999 and has been a Board of Directors member since April 9, 1992. Dr. Northrop is a founder of Bion Technologies, Inc. and was its President from October 1989 to July 23, 1999. Since 2003, Dr. Northrop has served as a director of As It Is, Inc., a private company of which he is a cofounder. Prior to founding Bion, he had ten years experience in the management of operations and process control at a large municipal advanced wastewater treatment plant in Amherst, New York (1979-1989). He also has twenty-five years of experimental research on both individual and complex systems of microorganisms. Dr. Northrop has a BS degree in biology from Amherst College, Amherst, Massachusetts (1964), a PhD in biophysics from Syracuse University, Syracuse, New York, (1969), and has done post doctoral work at the University of California at Davis, Davis, California and The Center for Theoretical Biology, State University of New York at Buffalo, Buffalo, New York.

     Jon Northrop (63) has served as our Secretary and a Director since March of 2003. Since September 2001 he has been self employed as a consultant with a practice focused on business buyer advocacy. Mr. Northrop is one of our founders and served as our Chief Executive Officer and a Director from our inception in September 1989 until August 2001. Before founding Bion Technologies, Inc., he served in a wide variety of managerial and executive positions. He was most recently the Executive Director of Davis, Graham & Stubbs, one of Denver's largest law firms, from 1981 to 1989. Prior to his law firm experience, Mr. Northrop worked at Samsonite Corporation's Luggage Division in Denver, Colorado, for over 12 years. His experience was in all aspects of manufacturing, systems design and implementation, and planning and finance, ending with three years as the Division's Vice President, Finance. Mr. Northrop has a bachelor's degree in Physics from Amherst College, Amherst, Massachusetts (1965), an MBA in Finance from the University of Chicago, Chicago, Illinois (1969), and spent several years conducting post graduate research in low energy particle physics at Case Institute of Technology, Cleveland, Ohio. Jon Northrop is the brother of Jere Northrop.

     Salvatore J. Zizza (60) recently rejoined Bion and Dairy during 2005 on a consulting basis and assumed the positions of Chairman and Director of Bion Dairy Corporation on January 1, 2006. Mr. Zizza served as a Director of Bion from December 1999 through February 2003. Mr. Zizza has agreed to join Bion's Board of Directors and serve as Bion's Chairman once Bion has commenced Exchange Act reporting with Securities and Exchange Commission and has secured adequate director and officer liability insurance coverage. From 2003 to 2005, Mr. Zizza was self employed providing consulting services as well as his board of director duties as described below. He served as Chairman of the Board, President and Treasurer from 1992 through 1997 of Hollis Eden Pharmaceuticals (HEPH) (f/k/a IAC) and has served as a Director since 1998. Mr. Zizza served as Chairman of the Board of Directors of The Lehigh Group, Inc. (f/k/a The LVI Group Inc.) ("LHG") beginning in 1991, and was President and Chief Financial Officer of The Lehigh Group, Inc. from 1985 to 1991. LHG, a New York Stock Exchange listed company, was engaged, through its subsidiary, in the distribution of electrical products, and from 1985 until 1991 was one of the largest interior construction and asbestos abatement firms in the United States. Mr. Zizza was Chief Operating and Chief Financial Officer of NICO, Inc., an interior construction firm, from

1978 until its acquisition in 1985 by LHG. Mr. Zizza is a director of The Gabelli Equity Trust, The Gabelli Asset Fund, The Gabelli Growth Fund and The Gabelli Convertible Securities Fund and other funds in the Gabelli Fund family. Mr. Zizza is presently Chairman of Hallmark Electrical Supplies Corp, a distributor of electrical products, Bethlehem Advanced Metals which designs and manufactures high-temperature furnaces for sale and for its own use in the processing of specialty carbon, graphite and ceramic materials for semiconductor and aerospace applications, and Chairman of Metropolitan Paper Recycling, the largest independent recycler in New York.

     George W. Bloom (51) has been with Bion Technologies, Inc. since December 2000 and has served as Chief Operating Officer since January 15, 2002. From 1986 through December 2000, Mr. Bloom was employed by Woodard & Curran, Inc., an environmental engineering and science-consulting firm, where he held the position of Chief Engineer of the Municipal Business Center at the time of his departure. Mr. Bloom is a registered professional engineer with over twenty years environmental engineering and consulting experience specializing in the planning, design, construction and operation of waste treatment facilities. Mr. Bloom is responsible at Bion for oversight of the planning, design and construction of waste treatment systems and solids processing facilities. He has his BS in Environmental Science from Cornell University.

     Jeremy Rowland (43) joined Bion Dairy on September 18, 2006 as its Chief Operating Officer. Mr. Rowland has agreed to serve as Chief Operating Officer of Bion once Bion has commenced reporting with the Securities & Exchange Commission and has secured adequate director and officer liability insurance coverage. Prior to joining Bion, he worked for URS Corporation, a major national engineering/consulting firm, for 16 years where he developed and lead URS's efforts in the renewable energy marketplace. Mr. Rowland has eighteen years experience in multi-disciplinary energy and environmental project development and management throughout the U.S. and overseas. Mr. Rowland's areas of expertise include renewable energy project development, distributed generation (mostly combined heat/power), large-scale power plant developments, and strategic energy management. Mr. Rowland earned his MS in Environmental Science in 1987 and his BS in Forest Ecology in 1985 from Southern Illinois University, School of Agriculture Science.

     James W. Morris (56) has served as Chief Technology Officer of Bion Technologies, Inc. since February 2002 and is co-inventor of portions of the Bion Process. Prior to joining Bion, Dr. Morris provided the Company with technical assistance and technical advice for over two years as a consultant. Other consulting work included eight years acting as the Senior Technical Consultant for a large environmental consulting firm and the formation of James W. Morris & Associates, Inc. that allowed him to serve clients ranging from small commercial establishments, to municipalities and corporations, as well as a sub consultant to several larger engineering firms. Dr. Morris is a licensed professional engineer in Maine and Vermont with more than 30 years of engineering experience. Over a twelve-year period he performed research and taught graduate and undergraduate engineering as a member of the faculties of Cornell University, the University of Manitoba and the University of Vermont. He earned his BSCE and MSCE at Tennessee

Technological University and a Ph.D. in Environmental Quality/Agricultural Engineering from Cornell University. He is a member of the American Society of Civil Engineers, Water Environment Federation, Institute of Food Technologists, American Society of Agricultural Engineers, Agricultural Engineering Society, Aquacultural Engineering Society and American Water Works Association, Tau Beta Phi (Engineering honor society), Chi Epsolon (Civil Engineering honor society) and is a member of Sigma Xi, The Scientific Research Society of North America.

     Jeff Kapell (60) became a consultant to Bion and Bion Dairy in December 2003 and joined the Bion management team on a full-time basis during April 2006 as Bion Dairy 's Vice-President --Renewables. Previously, Mr. Kapell was Associate Principal at SJH & Company, a strategic management-consulting group serving the global agri-food industry. Mr. Kapell served SJH & Company from 2000 to 2005. While at SJH, he led the firm's development of a practice area in "renewables" and has become recognized throughout the industry as a sector expert at the intersection of agriculture and renewable energy. Commencing in mid-2005, Mr. Kapell provided consulting services to Bion and Bion Dairy as Principal of Kapell Consulting. Mr. Kapell has also been a cranberry grower for the past twenty-five years and has served on the Board of Ocean Spray Cranberries, Inc., as president of The Cape Cod Cranberry Growers Association, and is currently Vice-Chairman of the Board of the Cranberry Institute. Mr. Kapell is an engineer by training, having performed systems analysis for several firms prior to launching his farming and consulting ventures. Mr. Kapell is a graduate of Lehigh University.

     David Mager (53) became a consultant on a full time basis to Bion and Bion Dairy in June 2003 and serves as Bion Dairy's Vice President for Public Policy. He is a scientist, inventor and consultant whose specialty is helping companies serve a 'dual bottom line' of being profitable while being environmentally and socially responsible. Prior to joining Bion, Mr. Mager wasemployed for over 20 years providing environmental consulting to companies such as Amoco, General Electric, General Motors, Coca Cola, IBM, Unilever, Aveda, Tommy Boy Records, Rhino Records, Eileen Fisher, Stonyfield Farm Yogurt, Kozy Shack, Gaiam and ABC Home. He has focused on helping his
clients continuously improve their environmental footprints.   Since 2001, he
has been a principal of Meadowbrook Lane Capital, LLC, an investment bank, through which he provides his services to Bion and Bion Dairy. Mr. Mager has a BS in biology from the State University of New York at Stony Brook (1975).

     Dominic Bassani (60) served as the General Manager of Bion Dairy from April 2003 through September 2006. He now serves Bion (and its subsidiaries) as a consultant (through Bright Capital, Ltd. ("Brightcap")) on a full-time basis with focus on strategic planning and special projects. He has been an investor in and consultant to Bion since December 1999. He is an independent investor and since 1990 has owned and operated Brightcap, a management consulting company that provides management services to early stage technology companies. He was a founding investor in 1993 in Initial Acquisition Corp. that subsequently merged in 1995 with Hollis Eden Corp.
(HEPH), a biotech company specializing in immune response drugs. From early

1998 until June 1999 he was a consultant to Internet Commerce Corp. (ICCA), a leader in business-to-business transactions using the Internet. He is presently an investor in numerous private and public companies primarily in technology related businesses. From 1980 till 1986, Mr. Bassani focused primarily on providing management reorganization services to manufacturing companies and in particular to generic pharmaceutical manufacturers and their financial sponsors.

     In addition, the following persons became directors of Bion Dairy effective October 15, 2006 and have agreed to become directors of Bion upon effectiveness of this Form 10-SB registration statement and the Company's acquisition of director and officer liability insurance:

     Richard Berman (64) has a business career that spans over 35 years of venture capital, management and merger & acquisitions experience. Since 1982, Richard Berman has mainly been active as an investor, advisor, manager, director, and financier to over 100 public and private companies, with emphasis on biotech, internet, and other technology sectors. In the last five years, Mr. Berman has served as a director and/or officer of approximately a dozen public and private companies. He is currently CEO of Nexmed, a small public biotech company; Chairman of National Investment Managers, a public company in pension administration and investment management; and Chairman of Candidate Resources, a private company delivering human resources services over the web, and Chairman of Fortress Technology Systems (homeland security). Mr. Berman is a director of seven public companies: Dyadic International, Inc., Broadcaster, Inc., Internet Commerce Corporation, MediaBay, Inc., NexMed, Inc., National Investment Managers, and Advaxis, Inc. From 1998-2000, Mr. Berman was employed by Internet Commerce Corporation as Chairman and CEO. From 1975-1982 Mr. Berman served Banker Trust Company, New York with a final position of Senior Vice President where he was Head of Mergers & Acquisitions and Leverage Buyout Departments. Mr. Berman is active in real estate and venture capital investing. He is a past Director of the Stern School of Business of NYU where he obtained his BS
(1964) and MBA (1973). He also has US and foreign law degrees from Boston College (1969) and The Hague Academy of International Law, respectively.

     Bart Chilton (46) has held the position of Chief of Staff, Vice President for Strategic Development & Government Relations, National Farmers Union since June 2006. From February 2005 - May 2006 he has served as Executive Assistant to the Farm Credit Administration Board. From 2001 - 2005, Mr. Chilton served as Senior Advisor to Senator Daschle, the Majority and Minority Leader, United States Senate. From 1998-2000 he served as Deputy Chief of Staff to the U.S. Secretary of Agriculture and from 1995-1998 he served as Senior Policy Director for Rural Development to the U.S. Secretary of Agriculture. From 1985-1995, Mr. Chilton served as Legislative Director for four different members of the U.S. House of Representative's. Mr. Chilton attended Purdue University from 1978-1983.

     Charles Millard (49) has served as President and Managing Director of BP Direct Securities, affiliate of Broadway Real Estate Partners since July 2004. From May 2001 though June 2004 he served at Lehman Brothers as Managing Director/Head of Wealth Management Services and from May 1999 - April 2000 he worked at Prudential Securities, Inc., as Group Head/Managing Director, NY Internet Group. From December 1995 to May 1999, Mr. Millard served as

President of the New York City Economic Development Corporation and Chairman of the New York City Industrial Development Agency. From 1991 to 1995, Mr. Millard served as Councilman, Upper East Side, Manhattan, New York City Council and from 1986 to 1991, he worked as an attorney at the law firm of Davis, Polk & Wardell, NYC. Mr. Millard received a J.D. from Columbia University School of Law (1985) and a B.A. from Holy Cross College (1979).

Family Relationships

     There are currently no family relationships among our Directors and Executive Officers except that Jon Northrop and Jere Northrop are brothers.

Compliance with Section 16(a) of the Exchange Act

     Section 16(a) of the Exchange Act requires our officers and directors, and stockholders owning more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Upon effectiveness of our Form 10-SB, executive officers, directors and such stockholders will be required by SEC regulations to furnish us with copies of all forms they file pursuant to these requirements.

Involvement in Legal Proceedings

     To the best of our knowledge, during the past five years, none of the following occurred with respect to our directors or executive officers:

     (1) any bankruptcy petition filed by or against any business of which one of them was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses).

     (3) being subject to any order, judgment or decree of any court of competent jurisdiction, permanently or temporarily inquiring, barring, suspending or otherwise limiting involvement in any type of business, securities or otherwise limiting involvement in any type of business, securities or banking activities, and

     (4) being found by a court of competent jurisdiction, the SEC or the CFTC to have violated Federal or state securities or commodities laws.

Audit Committee

     The Company has no audit committee and is not now required to have one, or an audit committee financial expert.

Code of Ethics

     To date, the Company has not adopted a code of business conduct and ethics applicable to its officers, directors or accounting officer.

ITEM 6.  EXECUTIVE COMPENSATION.

     The following table sets forth the compensation paid to, or accrued for, each of our current and former executive officers during each of our last three fiscal years and the compensation paid to, or accrued for, each of our significant employees and consultants for the same period.



                                               Summary Compensation Table

                                          Annual Compensation                   Long-Term Compensation
                                      --------------------------    -------------------------------------------
                                                                                Securi-
                                                                                ties
                                                                                Under-
                                                         Other      Restricted  lying              All Other
                              Fiscal                     Compen-    Stock       Options/  LTIP     Compensation
Name and Principal Position   Year    Salary(1)  Bonus   sation     Awards      SARs      Payouts  (2)(3)
---------------------------   ------  ---------  ------  -------    ----------  --------  -------  ------------
Mark A. Smith (2),            2006    150,000    12,500  20,569 (5)     -       121,875     -          833,758
 President and Interim Chief  2005    150,000      -     19,908 (5)     -        25,000     -             -
 Financial Officer since      2004    150,000      -     10,910 (5)     -       290,000     -             -
 March 25, 2003, Director

Jere Northrop,                2006     57,999    12,000    -            -       118,750     -             -
 Senior Technology Officer,   2005     63,000      -       -            -       112,500     -             -
 Director                     2004     81,466      -       -            -          -        -             -

Jon Northrop,                 2006       -         -       -            -        68,750     -             -
 Secretary, Director          2005       -         -       -            -          -        -             -
                              2004       -         -       -            -        65,000     -             -

Brightcap/
 Dominic Bassani (3),         2006    300,000      -     44,719 (5)      -         -        -        1,140,535
 General Manager of Dairy     2005    195,000      -     41,405 (5)      -         -        -             -
                              2004    230,000      -     18,224 (5)      -         -        -             -


Salvatore J. Zizza, (4)       2006    210,000      -       -             -         -        -             -
 Chairman and Director        2005       -         -       -             -         -        -             -
 of Bion Dairy                2004       -         -       -             -       37,500     -             -

George W. Bloom,              2006    142,500    30,000    -             -         -        -             -
 Chief Operating Officer      2005    120,000      -       -             -      197,500     -             -
 Bion Technologies            2004    120,000      -       -             -      332,500     -             -

James W. Morris,              2006    142,500    30,000    -             -         -        -             -
 Chief Technology Officer     2005    120,000      -       -             -       40,000     -             -
 Bion Technologies            2004    120,000      -       -             -      490,000     -             -

David Mager,                  2006    150,000      -       -             -         -        -             -
 Vice President for Public    2005    150,000      -       -             -      124,999     -             -
 Policy Bion Dairy            2004    137,500      -       -             -      325,000     -             -
______________________________



(1)  Includes compensation paid by Bion Technologies, Inc. and Bion Dairy, our wholly owned subsidiaries.

(2)  Mr. Smith has agreed to provide services to Bion and Dairy through March 31, 2007 at a salary of $150,000 all of which has been deferred to date. On April 4, 2006, Mr. Smith's accrued deferred compensation was exchanged for a promissory note and conversion agreement.
Through June 30, 2006, $378,981 had been accrued on the note, including interest at the

                                            54



rate of 6% per annum.  The note is convertible into our common stock at the lower of current market value at the time of conversion or $2.00 per share.  We may convert the note, in whole or in part, at any date after July 1, 2007 and the note is mandatorily converted to common stock on July 1, 2009.  Compensation deferred after April 1, 2006 of
$37,500 through June 30, 2006 is non-interest bearing and non-convertible.  The "Other
Compensation" represents the difference between the intrinsic value of Mr. Smith's deferred compensation recorded as an expense of the Company as of June 30, 2006 ($1,212,739) and the
note balance due to Mr. Smith of $378,981.

(3)  On December 31, 2005, convertible deferred compensation payable to Brightcap for services provided to the Company by Dominic Bassani between April 2, 2003 and September 30,
2005 was exchanged for a promissory note and conversion agreement upon the same terms as
Mr. Smith's note.  At June 30, 2006, the note balance (including accrued interest at a rate of 6% per annum) due to Brightcap was $518,425.  Effective March 31, 2005, Brightcap
entered into an agreement to provide Mr. Bassani's services to the Company through March
31, 2009, with annual compensation in the amount of $300,000. Compensation deferred commencing October 1, 2005 ($225,000 at June 30, 2006) is non-convertible and non-interest bearing.  The "Other Compensation" represents the difference between the intrinsic value of
Brightcap's deferred compensation recorded as an expense of the Company as of June 30, 2006
($1,658,959) and the note balance due to Brightcap of $518,425.

(4)  Mr. Zizza is working for the Company at an annual compensation rate of $300,000 per annum.  All of Mr. Zizza's compensation since January 1, 2006 has been deferred on a non-
convertible and non-interest bearing basis ($150,000 at June 30, 2006). Mr. Zizza received a fee of $60,000 for his service to the Company through December 31, 2005.

(5)  Represents interest accruals on deferrals and related notes.





     The following table sets forth the options that were granted during the fiscal years ended June 30, 2006 and 2005 respectively to Executive Officers and Significant Employees and Consultants:

                   Number of
                   Securities   Percent of
                   Underlying   Total Options
                   Options      Granted to      Exercise
                   Granted      Employees in    Price       Expiration
Name               2006         Fiscal 2006     Per Share   Date
----               ----------   -------------   ---------   ----------

Mark A. Smith        12,500         13.23%        $5.50     12/31/2010
                     12,500         13.23%        $4.25     12/31/2010

Jere Northrop        12,500         13.23%        $5.50     12/31/2010
                     20,000         21.16%        $2.50     5/1/2005

Jon Northrop         12,500         13.23%        $5.50     12/31/2010

                   Number of
                   Securities   Percent of
                   Underlying   Total Options
                   Options      Granted to      Exercise
                   Granted      Employees in    Price       Expiration
Name               2005         Fiscal 2005     Per Share   Date
----               ----------   -------------   ---------   ----------

Mark A. Smith        10,000          1.50%        $2.50     5/1/2015

Jere Northrop        10,000          1.50%        $2.50     5/1/2005
                     22,500          3.38%        $3.00     7/31/2008
                     10,000          1.50%        $2.00     3/8/2009

George W. Bloom      75,000         11.28%        $2.50     5/1/2015
                      5,000          0.75%        $2.00     3/8/2009

James W. Morris      20,000          3.01%        $2.00     3/8/2009

David Mager          10,000          1.50%        $2.50     5/1/2015
                     33,333          5.01%        $3.00     7/31/2008


Aggregated Option Exercises and Option Value Table as of June 30, 2006

     The following table sets forth the options exercises during the fiscal year ended June 30, 2006 and the value of exercisable and unexercisable options outstanding as of June 30, 2006.





                                              Number of
                                              Securities
                                              Underlying         Value of
                                              Unexercised        Unexercised
                                              Options at         In-the-Money
                     Shares                   June 30, 2006      Options at FYE
                     Acquired      Value      Exercisable/       Exercisable/
Name                 on Exercise   Realized   Unexercisable      Unexercisable
---------------      -----------   --------   -------------      ---------------
Mark A. Smith             -           -       105,000 / 0        $235,125 / $0
Jere Northrop             -           -       122,500 / 0        $384,000 / $0
Jon Northrop              -           -        37,500 / 0        $106,250 / $0
George W. Bloom           -           -       150,000 / 50,000   $555,000 / $195,000
James W. Morris           -           -       150,000 / 50,000   $555,000 / $195,000
Salvatore J. Zizza        -           -         7,500 / 0        $ 10,500 / $0
David Mager               -           -       143,333 / 10,000   $492,332 / $ 39,000

Employment Agreements

     Effective April 1, 2006 Mark A. Smith, our President, agreed to serve as President, General Counsel and as a Director of the Company and its subsidiaries until March 31, 2007 for compensation of $150,000. To the extent that such compensation is deferred, the deferred amount shall be payable at the earliest of the date on which the Company has $2,000,000 cash, December 31, 2007 or at the discretion of the Company's Board of Directors. The amount deferred through June 30, 2006 and September 30, 2006 under this arrangement are $37,500 and $75,000, respectively. Compensation accrued after April 1, 2006 is non-convertible and non-interest bearing. Amounts accrued prior to April 1, 2006 in the amount of $378,981 (principal and accrued interest) are represented by a convertible promissory note bearing interest at the rate of 6% per annum and convertible after July 1, 2007 into the Company's common stock at the lower of the current market value at the time of conversion, or $2.00 per share. The note is mandatorily convertible on July 1, 2009.

     Effective May 1, 2005, the Company entered into a four-year consulting/employment agreement with a former officer and director of the Company, Salvatore Zizza. Mr. Zizza received $60,000 for his services to the Company through December 31, 2005 which sum he used to purchase 600,000 warrants. As of January 1, 2006, the former officer and director assumed the position of Chairman and Director of Bion Dairy, with an annual salary of $300,000, all of which has been deferred to date. The amounts deferred through June 30, 2006 and September 30, 2006 under this arrangement are $150,000 and $225,000, respectively. Compensation accrued after January 1, 2006 is non-convertible and non-interest bearing. To the extent that such compensation is deferred, the deferred amount shall be payable at the earliest of the date on which the Company has $2,000,000 cash, December 31, 2007 or at the discretion of the Company's Board of Directors.


     Dominic Bassani, former General Manager of Dairy, has agreed, through Brightcap, to serve as a consultant to Bion and Bion Dairy until March 31, 2009 for compensation of $300,000 per year. Amounts accrued prior to September 30, 2005 in the amount of $518,425 (principal and accrued interest) are represented by a convertible promissory note bearing interest at the rate of 6% per annum and convertible after July 1, 2007 into the Company's common stock at the lower of the current market value at the time of conversion or $2.00 per share. The note is mandatorily convertible on July 1, 2009. To the extent that such compensation accrued after September 30, 2005 is deferred, the deferred amount shall be payable at the earliest of the date on which the Company has $2,000,000 cash, December 31, 2007 or at the discretion of the Company's Board of Directors. The amounts deferred through June 30, 2006 and September 30, 2006 under this arrangement are $225,000 and $300,000, respectively. Compensation accrued after October 1, 2005 is non-convertible and non-interest bearing.

     Effective May 1, 2005, Bion entered into a four-year consulting/ employment agreement with Jeff Kapell. Under the terms of the agreement, Mr. Kapell provided part-time consulting services to Bion through March 2006. In April 2006, Mr. Kapell was appointed as Bion Dairy's Vice-President - Renewables at a salary of $120,000 per year.

     Effective September 18, 2006, Bion entered into a four-year employment agreement with Jeremy Rowland. Under the terms of the agreement, Mr. Rowland was appointed as Bion Dairy's Chief Operating Officer at a salary of $150,000 per year.

Other Agreements

     In May 2005, Bion declared contingent Stock Bonuses of 690,000 shares, in aggregate, to its key employees and consultants. Stock bonuses of 492,500 and 197,500 shares are contingent upon the Company's stock price exceeding $10.00 and $20.00 per share, respectively, and the grantees still being employed by or providing services to the Company at the time the target prices are reached.

Director Compensation

     Members of the Board of Directors do not currently receive any cash compensation for their services as Directors, but are entitled to be reimbursed for their reasonable expenses in attending meetings of the Board. However, it is the Company's intention to begin to pay cash compensation to Board members at some date after the effectiveness of this Form 10-SB registration statement.

Stock Option Plans

     During June 2006 the Company adopted its 2006 Consolidated Incentive Plan ("Plan") which terminated all prior plans and merged them into the Plan. The Plan was ratified by the Company's shareholders in October 2006. Under the Plan, Directors may grant Options, Stand Alone SARs, shares of Restricted Stock, shares of Phantom Stock and Stock Bonuses with respect to a number of Common Shares that in the aggregate does not exceed 3,200,000 shares. The maximum number of Common Shares for which Incentive Awards, including Incentive Stock Options, may be granted to any one Participant shall not exceed 500,000 shares in any one calendar year; and the total of all cash payments to any one participant pursuant to the Plan in any calendar year shall not exceed $500,000. 1,663,333 Options have been granted under the Plan (as amended), including all options granted under prior merged plans. Additionally, 690,000 shares of contingent Stock Bonuses have been granted under the Plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Other than the employment/consulting agreements, deferred compensation arrangements and conversions of debt described above in Item 1 Business and
Item 6 Executive Compensation, there are no related party transactions except that:

     1) Bion has accrued a payable of $41,647 to a company controlled by Salvatore Zizza for rental of office space in 2003.

     2) The Company executed a non-cancellable operating lease for office space in New York City effective August 1, 2006 and extending to November 30, 2013. The average monthly rent under the lease is $15,820. The Company has provided the lessor with a letter of credit in the amount of $171,945 in connection with the lease. The Company's obligations under the lease are partially guaranteed by Salvatore Zizza, Chairman of Bion Dairy. The Company has entered into sub-leases with non-affiliated parties for approximately 30% of the obligations under the lease.

     3) On June 2006, the Company entered into an agreement with Fair Oaks Dairy Farm ("FODF") to construct a Bion facility ("Stage I System") at FODF. Bion has been working with FODF since May 2005 for the purpose of installing a waste treatment facility at FODF that could become the basis for a future Integrated Project. The June 2006 agreement comtemplates expansion beyond the initial waste treatment facility. The Stage I System will initially be used for testing necessary for: a) finalization of design criteria for permitting and construction of, and b) optimization of renewable energy production and utilization for, full scale Integrated Projects. We are currently in negotiations toward an amended agreement with FODF pursuant to which: a) the Company will construct a commercial scale Bion System designed to handle the waste stream from approximately 6200 milking cows ("Initial System") at existing FODF facilities in Indiana which will incorporate and expand the scope of the Stage I System; and b) when the Initial System has completed start-up phase and demonstrated environmental results consistent with the DeVries results set forth above, the Initial System will become the basis of expansion into an Integrated Project at FODF through development stages including dairy expansion, construction of additional Bion System modules including renewable energy production and solids processing facilities and construction of an ethanol plant. It is anticipated that the amended agreement will be executed during early 2007. Preliminary engineering, design and site work at FODF has begun pursuant to the existing agreement and we anticipate commencement of construction during the first half of 2007. We anticipate completion of development of this Integrated
Project during 2008.   FODF is owned and controlled by Michael McCloskey and
Timothy Den Dulk who have served as consultants to the Company since May
2005.


ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The class of securities to be registered is the Company's common stock, no par value per share, of which 100,000,000 shares are authorized and 8,625,996 are outstanding. Except as otherwise set forth in our Articles of Incorporation, the holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holder of common stock have no preemptive or conversion rights or other subscription rights.


                                   PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

     (a)  Market Information

     During the past two years, we have had only limited volumes of trading in our common stock in the over the counter pink sheets market, and there is no assurance that such trading will expand or even continue.

     Our common stock is quoted in the Pink Sheets under the symbol "BNET." The following quotations reflect inter dealer prices, without retail mark up, markdown or commission and may not represent actual transactions.

                                            2005            2006
Fiscal Year Ending June 30,            High     Low     High     Low
---------------------------            ----     -----   -----    -----

First Fiscal Quarter                   $2.00    $1.01   $2.75    $1.15
Second Fiscal Quarter                  $1.35    $1.05   $6.00    $2.40
Third Fiscal Quarter                   $1.35    $1.20   $9.50    $4.00
Fourth Fiscal Quarter                  $1.30    $1.15   $7.00    $4.16

     (b)  Holders

     The number of holders of record of our common stock at September 30, 2006 was approximately 742. Many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, so we are unable to estimate the number of stockholders represented by these record holders.

     The transfer agent for our common stock is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.

     (c)  Dividends

     We have never paid any cash dividends on our common stock. Our board of directors does not intend to declare any cash dividends in the foreseeable future, but instead intends to retain earnings, if any, for use in our business operations. The payment of dividends, if any, in the future is within the discretion of the board of directors and will depend on our future earnings, if any, our capital requirements and financial condition, and other relevant factors

ITEM 2.  LEGAL PROCEEDINGS.

     Bion, our President Mark A. Smith and Bion Dairy are defendants in a class action/derivative action lawsuit in Delaware Chancery Court (TCMP#3 Partners, LLP, et al v. Trident Rowan Group, Inc., et al, Civil Action No. 170-N). The claims against the Company primarily relate to the January 2002 transaction with Centerpoint. The Plaintiffs basically allege in multiple claims denoted as fraudulent and negligent misrepresentation, promissory estoppel, and corporate waste, that Bion breached its fiduciary duties to Centerpoint and its shareholders and/or aided and abetted others in breaching their duties and was unjustly enriched as a result of these actions.
Further, the plaintiffs allege that Bion, Bion Dairy and Mr. Smith breached their duties to Centerpoint and its shareholders in connection with Centerpoint's investments in Series A* and Series B* Notes of Dairy. This litigation is in the early stages of discovery and motion practice. Settlement discussions are under way at the present time and the parties have participated in voluntary, non-binding mediation to attempt to resolve the disputed matters, which mediation has led to a contingent settlement agreement. This agreement is contingent on settlement of the matter described in the paragraph below. If a reasonable settlement is not reached in the matter described below and, if this contingent settlement is not completed, the Company (and Bion Dairy and Mr. Smith) intends to vigorously defend the claims against them. Management believes that the claims against Bion, Bion Dairy and Mr. Smith are without merit and that such parties will prevail if the litigation eventually proceeds to trial. However, litigation costs (of which a substantial amount has already been expended) can have a material adverse effect on companies the size of Bion and Bion Dairy. Therefore, if a reasonable settlement can be negotiated, Bion and/or Bion Dairy may enter into such a resolution of the litigation.

     Additionally, the Company has drafted (on behalf of itself and Centerpoint and Bion's shareholders) a complaint against the former controlling shareholders (and related persons) of Centerpoint for damages related to the Company's financial crisis, which were caused by their breaches of their fiduciary duties to Bion, Centerpoint and their shareholders. The potential defendants have executed tolling agreements through February 5, 2007 and the litigation has not yet been commenced while the parties engage in settlement discussions. Extended settlement discussions have taken place related to these matters and agreements in principle have been reached (subject to due diligence inquiries, drafting and execution of definitive agreements, and court approvals). If these settlements are concluded on terms similar to those under discussion, Bion will be making no payments. Rather, Bion and Centerpoint and the Bion shareholder class will be receiving substantial asset transfers and Bion and Centerpoint will receive cash sufficient to offset a large part of the portion their attorneys' fees expended to date (in these two related matters) that have not been reimbursed by insurance carriers. However, there is as yet no assurance that these settlements will successfully be concluded.

     On May 6, 2002, Arab Commerce Bank Ltd. ("ACB"), an unaffiliated party, filed a complaint against the Company in the Supreme Court of the State of New York regarding $100,000 of the Company's convertible bridge notes ("ACB Notes") that were purchased by ACB in March of 2000. The complaint includes breach of contract claim asserting that the Company owes ACB $265,400 plus interest or $121,028 including interest based on ACB's interpretation of the terms of the ACB Notes and subsequent amendments. Effective June 30, 2001, the Company issued ACB 5,034 shares of common stock on conversion in full payment of its ACB Note based on the Company's interpretation of the ACB Note, as amended. The Company has filed an answer to the complaint denying the allegations. No activity has taken place in this lawsuit since 2002. The Company does not believe that the ultimate resolution of this litigation will have a material adverse effect on the Company, its operations or its financial condition.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     On December 8, 2005, we engaged GHP Horwath, P.C. to serve as our independent registered public accounting firm.

     During the two most recent fiscal years, and through September 6, 2006, the Company did not consult with GHP regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-B.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     On September 30, 2005, the Company, through Bion Dairy, completed a $1,917,500 placement of Series C Notes to accredited individuals and institutions in compliance with Regulation D of the rules of the SEC and

Section 4(2) of the 1933 Act. The offering was conducted by the Company without the aid of a placement agent, although the Company paid commissions to participating dealers of $46,679, resulting in net proceeds of $1,870,821. Completion of the offering caused, in conjunction with the Company's technical progress and agreements with certain creditors, conversion of 100% of Dairy's convertible A, B and C debt ($5,239,489, in aggregate, principal and accrued interest) into 3,847,217 shares of Bion's restricted common stock.

      In conversion of the Series A, A*, B, B*, & C Notes of Bion Dairy, respectively, the Company issued 1,381,031, 645,753, 581,883, 274,434 and
964,117 shares of its restricted common stock including issuance of:

     *  83,340 shares to Bion which have been cancelled as treasury stock;
     * 693,799 shares to Centerpoint, of which shares Bion is the "beneficial owner" of 57.7% (approximately 399,011 shares) based on its ownership of Centerpoint. Centerpoint has declared a dividend of these shares. When and if Centerpoint delivers shares to its shareholders, the Company will cancel these shares upon receipt;
     * 1,005,692 shares to Chris-Dan, of which, Dominic Bassani, former General Manager of Bion Dairy, is the owner.

     On December 23, 2005 Bion closed an offering of 291,750 shares of its restricted common stock at a price of $4.00 per share to accredited individuals and institutions in compliance with Regulation D of the rules of the SEC and Section 4(2) of the 1933 Act resulting in gross proceeds of $1,167,000. The offering was conducted by the Company without the aid of a placement agent, although the Company paid commissions to participating dealers of $30,500, resulting in net proceeds of $1,036,500. We also issued 3,750 shares of common stock as commissions in connection with the financing.

     On May 31, 2004 Mark A. Smith, our President, purchased $135,000 of convertible promissory notes from the Company for cash (convertible into our common stock at $1.50 per share) and exchanged his Bion Dairy Series A & Series B Notes (described above) for convertible notes of the Company with identical conversion terms. All of Mr. Smith's notes were converted into restricted common stock of the Company (209,997 shares, in aggregate) on December 31, 2005. Further, Mr. Smith's converted $55,000 and $60,000 of deferred compensation to 50,000 and 30,000 shares of the Company's restricted common stock on December 31, 2004 and 2005, respectively.

     On September 13, 2006, Bion closed an offering of its Series A Convertible Promissory Notes in the principal amount of $700,000 to accredited individuals and institutions in compliance with Regulation D of rules of the SEC and Section 4(2) of the 1933 Act. The offering was conducted by the Company without the aid of a placement agent and no commissions or discount were paid. The notes earn interest at the rate of 6%, payable on May 31, 2008, the maturity of the notes. All principal and accrued interest under the notes are required to be converted into common shares of Bion at the rate of $6 per share if the closing market price of Bion's common stock has been at or above $7.20 per share for 10 consecutive trading day and the earlier to occur of (i) an effective registration statement allowing public resale of the shares received upon conversion of the notes or (ii) one year after September 13, 2006. No such conversion may occur unless Bion is a "reporting company" with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. The notes may also be converted, in whole or in part, at the election of the noteholders.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Articles of Incorporation and the Bylaws provide that we may indemnify our officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in our best interest and is a party to such actions by reason of his status as an officer or director.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   PART F/S

     The Company's Consolidated Financial Statements for the years ended June 30, 2006 and 2005 and the three and six months ended December 31, 2006 and 2005 (unaudited) are attached hereto.

                                   PART III

ITEM 1. INDEX TO EXHIBITS; ITEM 2. DESCRIPTION OF EXHIBITS.

Exhibit
Number     Description

   3.1     Articles of Incorporation.*

   3.2     Bylaws.*

  10.1 Subscription Agreement dated January 10, 2002 between Bion Environmental Technologies, Inc and Centerpoint Corporation regarding issuance of stock in exchange for cash and claims regarding Aprilia.*

  10.2 Agreement dated March 15, 2002 and effective January 15, 2002 between Bion Environmental Technologies, Inc. and Centerpoint Corporation regarding purchase of warrant and management agreement.*

  10.3 Agreement dated February 12, 2003 between Bion Environmental Technologies, Inc. and Centerpoint Corporation canceling provisions of the Subscription Agreement by and between Bion Environmental Technologies, Inc. and Centerpoint Corporation.*

  10.4     Promissory Note and Security Agreement between Bion
           Environmental Technologies, Inc. and Bright Capital, LLC.*

  10.5     First Amendment to Lease between Bion Environmental
           Technologies, Inc. and Pan Am Equities Corp.*

  10.6     Agreement between Bion Environmental Technologies, Inc. and
           Bergen Cove.*

  10.7 Agreement between Bion Environmental Technologies, Inc. and David Mitchell dated April 7, 2003.*

  10.8     Letter Agreement with Bright Capital, Ltd.*

  10.9     Agreement with OAM, S.p.A. dated May 2003.*

  10.10    Amended Agreement with Centerpoint Corporation dated
           April 23, 2003. *

  10.11    Form of Series A Secured Convertible Notes issued in August 2003.*

  10.12    Financing Documents for Bion Dairy Corporation.*

  10.13    Form of Class SV/DB Warrant.*

  10.14    Form of Class SV/DM Warrant.*

  10.15    Form of Series A* Secured Convertible Notes issued in April 2004.*

  10.16    Form of Series B Secured Convertible Notes issued in Spring 2004.*

  10.17    Form of Series B* Secured Convertible Notes issued in June 2004.*

  10.18    Form of Series C Notes issued in September 2005.*

  10.19 Form of 2006 Series A Convertible Promissory Notes issued in September 2006.*

  10.20    Form of Non-Disclosure Agreement used by the Company.*

  10.21    Promissory Note and Conversion Agreement between Bion
           Environmental Technologies, Inc. and Mark A. Smith related to deferred compensation.*

  10.22    Promissory Note and Conversion Agreement between Bion
           Environmental Technologies, Inc. and Bright Capital, Ltd. related to deferred compensation.*

  10.23    Employment agreement with Mark A. Smith.*

  10.24    Employment agreement with Salvatore Zizza.*

  10.25    Employment agreement with Bright Capital, Ltd.*

  10.26    Employment agreement with Jeff Kapell.*

  10.27    Employment agreement with Jeremy Rowland.*

  10.28    Office lease at 641 Lexington Avenue, 17th Floor, New York.*

  10.29    2006 Consolidated Incentive Plan.*

  10.30 Memo to Dominic Bassani & Bright Capital, Ltd. dated October 16, 2006 regarding Change in Title/Status of DB/Amendment to Brightcap Agreement.*

  10.31 Letter Agreement between Bion Dairy Corporation and Fair Oaks Dairy Farms dated June 19, 2006.

  10.32    Waiver and Release Agreement with Ardour Capital Investments, LLC.

  10.33 Promissory Note and Conversion Agreement for Mark Smith, dated January 1, 2007.

  10.34 Promissory Note and Conversion Agreement for Salvatore Zizza, dated January 1, 2007.

  10.35 Promissory Note and Conversion Agreement for Bright Capital, Ltd., dated January 1, 2007.

  21       Subsidiaries of the Registrant.*
____________

* Previously filed.

                                 SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BION ENVIRONMENTAL TECHNOLOGIES, INC.



Date:  February 1, 2007              By:/s/ Mark A. Smith
                                        Mark A. Smith, President

           BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED JUNE 30, 2006 AND 2005




                                   CONTENTS

                                                                     Page
                                                                     ----

Report of independent registered public accounting firm .......      F-1

Consolidated financial statements:

  Balance sheet ...............................................      F-2

  Statements of operations ....................................      F-3

  Statements of changes in stockholders' equity deficit .......      F-4

  Statements of cash flows ....................................      F-5

  Notes to consolidated financial statements ..................   F-6 - F-19


















REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
Bion Environmental Technologies, Inc.


We have audited the accompanying consolidated balance sheet of Bion Environmental Technologies, Inc. and subsidiaries as of June 30, 2006, and the related consolidated statements of operations, stockholders' equity deficit and cash flows for each of the two years in the period ended June 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bion Environmental Technologies, Inc. and its subsidiaries as of June 30, 2006, and the results of their operations and cash flows for each of the two years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a stockholders' deficit at June 30, 2006 that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ GHP Horwath, P.C.

Denver, Colorado
September 18, 2006

             BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                            CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 2006

                                     ASSETS

Current assets:
  Cash and cash equivalents                              $   1,152,199
  Prepaid services                                             103,513
   Other assets                                                  6,107
                                                         -------------
     Total current assets                                    1,261,819
                                                         -------------

Property and equipment, net                                      7,473
                                                         -------------
     Total assets                                        $   1,269,292
                                                         =============

                 LIABILITIES AND STOCKHOLDERS' EQUITY DEFICIT

Current liabilities:
  Accounts payable and accrued expenses                  $     454,193
  Accrued payable - affiliate                                   41,647
  Convertible debt                                              30,437
  Subscribed promissory notes                                  155,000
  Deferred compensation                                        581,344
                                                         -------------
     Total current liabilities                               1,262,621

Deferred compensation                                          412,500
Convertible notes - affiliates                               2,871,698
                                                         -------------
     Total liabilities                                       4,546,819
                                                         -------------
Stockholders' equity deficit:
  Preferred stock, $.01 par value, 10,000 shares
    authorized, no shares issued and outstanding                  -
  Common stock, no par value, 100,000,000 shares
    authorized, 8,625,996 shares issued, 7,932,197
    outstanding                                                   -
  Additional paid-in capital                                66,736,874
  Accumulated deficit                                      (70,014,401)
                                                         -------------
     Total stockholders' equity deficit                     (3,277,527)
                                                         -------------
     Total liabilities and stockholders' deficit         $   1,269,292
                                                         =============

            BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                      YEARS ENDED JUNE 30, 2006 AND 2005

                                                   Year Ended June 30,
                                                   2006           2005
                                               -----------    ------------

Revenue                                        $      -       $      -

Operating expenses:
  General and administrative                     1,343,431        640,965
  Research and development                       3,809,716      1,212,531
                                               -----------    -----------
                                                 5,153,147      1,853,496
                                               -----------    -----------

Loss from operations                            (5,153,147)    (1,853,496)
                                               -----------    -----------

Other (income) and expense:
  Interest expense                                 134,540        289,948
  Interest income                                  (21,514)          (531)
  Other, net                                       (92,879)       (27,581)
                                               -----------    -----------
                                                    20,147        261,836
                                               -----------    -----------
Net loss                                       $(5,173,294)   $(2,115,332)
                                               ===========    ===========

Net loss per common share, basic and diluted   $     (0.70)   $     (0.50)
                                               ===========    ===========

Weighted-average number of common shares
  outstanding, basic and diluted                 7,353,914      4,231,126
                                               ==+========    ===========
















                     See notes to financial statements.

            BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
       CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY DEFICIT
                        YEARS ENDED JUNE 30, 2006 AND 2005



                                 Common Stock      Additional                      Total
                              ------------------    paid-in       Accumulated   stockholders'
                               Shares     Amount    capital         deficit     equity deficit
                              ---------   ------   -----------   ------------   --------------
Balances, July 1, 2004        4,206,194   $  -     $59,768,602   $(62,638,722)   $(2,870,120)
 Conversion of deferred
  compensation to common
  stock                          50,000      -          55,000           -            55,000
 Issuance of warrants in
  exchange for deferred
  compensation                     -         -         132,500           -           132,500
 Sale of warrants                  -         -          13,000           -            13,000
 Vesting of options for
  services                         -         -          20,860           -            20,860
 Net loss                          -         -            -        (2,115,332)    (2,115,332)
                              ---------   ------   -----------   ------------    -----------
Balances, June 30, 2005       4,256,194      -      59,989,962    (64,754,054)    (4,764,092)
 Conversion of debt to
  equity                      4,077,642      -       4,651,207           -         4,651,207
 Retirement of common stock     (83,340)     -            -           (87,053)       (87,053)
 Conversion of deferred
  compensation to common
  stock                          30,000                 60,000                        60,000
 Sale of common stock           295,500      -       1,136,500           -         1,136,500
 Issuance of common stock
  for services                   50,000      -         100,000           -           100,000
 Sale of warrants                  -         -          32,500           -            32,500
 Issuance of warrants for
  services                         -         -           5,000           -             5,000
 Issuance of options for
  services                         -         -          34,918           -            34,918
 Vesting of options for
  services                         -         -         726,787           -           726,787
 Net loss                          -         -            -        (5,173,294)    (5,173,294)
                              ---------   ------   -----------   ------------    -----------
Balances, June 30, 2006       8,625,996   $  -     $66,736,874   $(70,014,401)   $(3,277,527)
                                 ===========   =======   =============   ==============    ============












                See notes to consolidated financial statements.

             BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                      YEARS ENDED JUNE 30, 2006 AND 2005

                                                      Year Ended June 30,
                                                      2006           2005
                                                  -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                        $(5,173,294)   $(2,115,332)
  Adjustments to reconcile net loss
   to net cash used in operating activities:
    Depreciation expense                               77,971        142,269
    Stock-based compensation                          866,705         20,860
    Increase in intrinsic value of convertible
     notes                                          1,974,292           -
    (Increase) decrease prepaid services               (4,508)        46,677
    (Increase) decrease other assets                   (6,107)        14,841
    Increase (decrease) accounts payable and
     accrued expenses                                (465,037)       271,008
    Deferred compensation and accrued interest        689,270        338,685
                                                  -----------    -----------
     Net cash used in operating activities         (2,040,708)    (1,280,992)
                                                  -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of property and equipment                    (9,166)          -
                                                  -----------    -----------
     Net cash used in investing activities             (9,166)          -
                                                  -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
 Net proceeds from sale of convertible debt         1,870,821        419,516
 Net proceeds from sale of common stock             1,136,500           -
 Increase in subscribed promissory notes              155,000           -
 Proceeds from sale of warrants                        32,500         13,000
                                                  -----------    -----------
     Net cash provided by financing activities      3,194,821        432,516
                                                  -----------    -----------
Net increase (decrease) in cash and cash
 equivalents                                        1,144,947       (848,476)
Cash and cash equivalents at beginning of year          7,252        855,728
                                                  -----------    -----------
Cash and cash equivalents at end of year          $ 1,152,199    $     7,252
                                                  ===========    ===========
Supplemental disclosure of cash flow
information:
 Cash paid for interest and income taxes          $      -       $      -
Non-cash investing and financing transactions:
 Conversion of debt to equity                     $ 4,610,832    $      -
 Conversion of deferred compensation to warrants         -           132,500
 Conversion of deferred compensation to
  common stock                                         60,000         55,000
 Conversion of accounts payable into
  convertible debt                                       -            30,437

                 See notes to consolidated financial statements.

            BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS ENDED JUNE 30, 2006 AND 2005

1.   ORGANIZATION, NATURE OF BUSINESS, GOING CONCERN AND MANAGEMENT'S
     PLANS:

Organization and business:

Bion Environmental Technologies, Inc. ("Bion" or the "Company") was incorporated in 1987 in the State of Colorado.

Bion's patented and proprietary technology provides solutions for environmentally sound clean-up of the waste streams of large-scale animal farming operations ("confined animal feeding operations" or "CAFO's") (dairy, cattle feedlot, hogs and poultry) and creates economic opportunities for integration of alternative, renewable energy production, ethanol production, sustainable animal husbandry and organic soil/fertilizer and feed production. Bion's technology also potentially allows direct integration with dairy end-users (bottling operations, cheese and ice cream plants, etc.) that can potentially increase the profitability and quality control of each participant while mitigating the environmental impact of the entire integrated complex. The Company is in the process of finalizing engineering, design and economic modeling for applications and integrated projects based on its second-generation technology.

Bion is currently evaluating sites in multiple states and anticipates selecting a site for its initial integrated project during its 2007 fiscal year. Bion is presently establishing its implementation management team with the intention of commencing development and construction of the initial project during fiscal 2007. In addition, Bion intends to site additional projects during 2007 and 2008 to create a pipeline of projects that will insure significant market share and profitability within 3-5 years (both regionally and nationally). Each project is to include: a) Bion waste treatment system, b) processing the CAFO waste stream from the equivalent of approximately 20-40,000 dairy cows, c) while producing renewable energy for on-site use, d) solids to be marketed as feed and/or fertilizer e) which is integrated with a 20-40+M gallon/year ethanol plant (though some smaller projects may be undertaken in appropriate situations). At the end of the 5-year period, Bion hopes to have numerous projects in various stages of development ranging from full operation to early construction stage.

Through 2001 the Company was primarily an environmental service company focused on the needs of CAFOs. Thereafter, Bion elected to cease sales of its first generation systems and focused its activities on development of its second-generation technology.

Going concern and management's plans:

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred net losses of approximately $5,173,000 and $2,115,000 during the years ended June 30, 2006 and 2005, respectively. At June 30, 2006, the Company has a working capital deficiency and a stockholders' deficit of approximately $1,000 and $3,278,000, respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern. The following paragraphs describe management's plans with regard to these conditions.

            BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      YEARS ENDED JUNE 30, 2006 AND 2005

1. ORGANIZATION, NATURE OF BUSINESS, GOING CONCERN AND MANAGEMENT'S PLANS (CONTINUED):

Going concern and management's plans (continued):

Bion suffered from severe financial difficulties from late 2002 through the closing of its operating subsidiary Bion Dairy Corporation's ("Dairy") Series C Note offering on September 30, 2005. These financial difficulties resulted in the resignation of nearly all of the Company's officers and directors during February and March of 2003, and the termination of most Company employees. New management was able to retain core technical staff, but the Company drastically curtailed business activities to include only those activities that were directly needed to complete development and testing of the second-generation technology. On September 30, 2005, the Company, through Dairy, completed a placement of convertible debt, raising net proceeds of $1,871,000, all of which has been converted to common stock as of June 30, 2006 (Note 10).

The Company completed a private placement of restricted common stock in December 2005, raising net proceeds of $1,136,500 (Note 10). During September 2006, the Company completed a convertible note offering, raising $700,000 (Note 6). The Company continues to explore sources of additional financing to satisfy its current operating requirements.

While the Company currently does not face a severe working capital shortage, it is not currently generating any revenues. The Company will need to obtain additional capital to fund its operations and technology development, and to satisfy existing creditors. There is no assurance the Company will be able to obtain the funds that it needs to stay in business, complete its technology development or to successfully develop its business.

There can be no assurance that sufficient funds required during the next twelve months or thereafter will be generated from operations or those funds will be available from external sources such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. Further, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significantly dilutive effect on the Company's existing shareholders.

2.   SIGNIFICANT ACCOUNTING POLICIES:

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Bion Technologies, Inc., BionSoil, Inc. and Bion Dairy Corporation and its 57.7% owned subsidiary, Centerpoint Corporation ("Centerpoint"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Property and equipment:

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets, generally three to ten years. The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

            BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      YEARS ENDED JUNE 30, 2006 AND 2005

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income taxes:

The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases, as well as net operating losses.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period in which the tax change occurs. A valuation allowance is provided to reduce the deferred tax assets to a level, that more likely than not, will be realized.

Cash and cash equivalents:

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Loss per share:

Basic loss per share amounts are calculated using the weighted average number of shares of common stock outstanding during the period. Diluted earnings
(loss) per share assumes the conversion, exercise or issuance of all potential common stock instruments, such as options or warrants, unless the effect is to reduce the loss or increase earnings per share. During each of the years ended June 30, 2006 and 2005, the effect of outstanding options and warrants would have been anti-dilutive.

Fair value of financial instruments:

The fair values of cash and cash equivalents, convertible debt, subscribed promissory notes and accounts payable approximate their carrying amounts due to their short-term maturities. It is not practicable to estimate the fair value of the accounts payable-affiliate, convertible notes-affiliates and deferred compensation liability due to the related party nature of the underlying transactions.

Use of estimates:

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of credit risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist of cash and cash equivalents. The Company's cash and cash equivalents are in demand deposit accounts placed with federally insured financial institutions and selected brokerage accounts. Such deposit accounts at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

            BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      YEARS ENDED JUNE 30, 2006 AND 2005


2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Stock-based compensation:

SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages entities to adopt a fair-value-based method of accounting for stock compensation plans. However, SFAS No. 123 also permits entities to continue to measure compensation cost under Accounting Principles Board Opinion No. 25 ("APB 25") with the requirement that pro forma disclosures of net income (loss) and earnings
(loss) per share be included in the notes to the financial statements.   The
Company has elected to measure compensation cost under APB 25; accordingly, the Company uses the intrinsic value method to account for its stock-based employee compensation plans. Had compensation cost for these plans been determined consistent with the fair value method prescribed by SFAS No. 123, the Company's pro forma net loss and loss per share would have been as follows:

                                           June 30, 2006     June 30, 2005
                                           -------------     -------------
Net loss:
 As reported                               $ (5,173,000)     $ (2,115,000)
 Less: Stock-based compensation expense
       determined under fair value method      (464,000)         (184,000)
                                           ------------      ------------
Pro forma                                  $ (5,637,000)     $ (2,299,000)
                                           ============      ============
Basic and diluted net loss per share:
 As reported                                     ($0.70)           ($0.50)
                                           ============      ============
 Pro forma                                       ($0.77)           ($0.54)
                                           ============      ============

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the grants in each of the following years:

   Options granted   Expected    Expected     Risk-Free      Expected
     year ended      dividend   volatility   interest rate     term
   ---------------   --------   ----------   -------------   --------

    June 30, 2004       nil         177          2.87%       4 years
    June 30, 2005       nil         196          3.90%       5 years
    June 30, 2006       nil         195          4.75%       3.5 years


Comprehensive income (loss):

SFAS No. 130, Reporting Comprehensive Income establishes standards for reporting and display of comprehensive income (loss), its components, and accumulated balances. For the years ended June 30, 2006 and 2005, there was no difference between net loss and comprehensive loss.

            BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      YEARS ENDED JUNE 30, 2006 AND 2005

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue recognition:

While the Company has not reported any revenues for the years ended June 30, 2006 and 2005, the Company anticipates that future revenues will be generated from product sales and technology license fees. The Company expects to recognize revenue from product sales when there is persuasive evidence that an arrangement exits, when title has passed, the price is fixed or determinable, and collection is reasonably assured. The Company expects that technology license fees will be generated from the licensing of Bion's integrated system. The Company anticipates that it will charge its customers a non-refundable up-front technology license fee, which will be recognized over the estimated life of the customer relationship. In addition, any on-going technology license fees will be recognized as earned based upon the performance requirements of the agreement.

Recent accounting pronouncements:

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R) Share Based Payment, which addresses the accounting for share-based payment transactions. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using APB No. 25, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair values. SFAS No. 123(R) will be effective for the Company beginning on July 1, 2006. Depending upon the number and terms of options that may be granted in future periods, management believes that the implementation of this standard could have a material impact on the Company's financial statements. As of June 30, 2006, the estimated fair value of non-vested employee stock options was approximately $130,000.

3.   MINORITY INTEREST OF CENTERPOINT CORPORATION:

In January 2002, Bion purchased a 57.7% majority interest in Centerpoint from a third party. For the years ended June 30, 2006 and 2005, the losses applicable to the minority interest in Centerpoint exceeded the minority interest in the equity capital of Centerpoint, therefore the losses attributable to the minority interest have been charged against the Company's earnings as there is no obligation of the minority interest to make good on such losses. If Centerpoint has future earnings, the Company shall be credited to the extent of the minority interest losses previously absorbed.

4.   PREPAID SERVICES:

The Company has issued options to purchase shares of the Company's common stock in exchange for services. As of June 30, 2006, non-employee options represented 630,833 of the 1,410,833 options outstanding under the Company's 2006 Consolidated Incentive Plan (Note 10). Of the 630,833 non-employee options outstanding, 260,833 were fully vested and contained no service conditions as of June 30, 2006. These non-employee options were valued using the Black-Scholes option-pricing model. Prepaid services of approximately $43,000 at June 30, 2006 in connection with the fully vested options are being amortized on the straight-line method through June 30, 2007. The Company also issued shares of common stock to a consultant in exchange for services to be performed through June 30, 2007, of which $60,000 is deferred as of June 30, 2006.

            BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      YEARS ENDED JUNE 30, 2006 AND 2005

4.   PREPAID SERVICES (CONTINUED):

""The remaining 370,000 non-employee options outstanding include service conditions and have graded vesting schedules through May 1, 2009. As of June 30, 2006, 97,500 of these options were fully vested. Generally for these agreements, the measurement date of the services occurs when the options vest. In accordance with Emerging Issues Task Force ("EITF") Issue No. 96-18, recognition of compensation cost for reporting periods prior to the measurement date is based on the then current fair value of the options.
Any subsequent changes in fair value is recorded on the measurement date.
The fair value of these options were determined using the Black-Scholes option-pricing model, using the following assumptions as of June 30, 2006; a dividend yield of zero, volatility of 182%, risk-free interest rate of 5.15%, and an expected life of 8.83 years. Compensation cost in connection with options that are not fully vested as of June 30, 2006 is being recognized on a straight-line basis over the requisite service period for the entire award. Compensation expense of $726,787 and $20,860 was recorded during the years ended June 30, 2006 and 2005, respectively.

5.   PROPERTY AND EQUIPMENT:

Property and equipment consists of the following as of June 30, 2006:

     Research and development equipment     $     305,266
     Computers and office equipment                13,189
                                            -------------
                                                  318,455
     Less accumulated depreciation               (310,982)
                                            -------------
                                            $       7,473
                                            =============

Depreciation expense was $77,971 and $142,269 for the years ended June 30, 2006 and 2005, respectively.

6.   SUBSCRIBED PROMISSORY NOTES:

In June 2006, the Company commenced an offering of its 2006 Series A Convertible Promissory Notes (the "Notes"), with a minimum of $500,000 and maximum of $3,000,000 in Notes to be issued. The holders of the Notes are to earn interest on the unpaid principal balance of the Notes at 6%, payable on May 31, 2008, the maturity date of the Notes. All of the principal and accrued interest under the Notes shall be converted into common shares of the Company at the conversion rate of one share for each $6.00 that is owed under the terms of the Notes if the following conditions are met:

     A) The closing market price of the Company's shares has been at or above $7.20 per share for 10 consecutive trading days, and

     B)   The earliest of the following events:

          1) An effective registration allowing public resale of the shares to be received by the Note holders upon conversion, or
          2)   One year after the initial closing date of the offering, and
          3) No conversion without an effective registration statement shall take place until the Company has become a "reporting company" with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

            BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      YEARS ENDED JUNE 30, 2006 AND 2005

6.   SUBSCRIBED PROMISSORY NOTES (CONTINUED):

The Notes may also be convertible, in whole or in part, into the Company's common shares at any time at the election of the Note holders at a conversion rate of $6.00 per share. As of June 30, 2006, the Company had received signed subscription agreements and proceeds totaling $155,000, and through September 13, 2006, the date the offering closed, $700,000 was received.

7.   CONVERTIBLE DEBT:

In June 2005, the Company and a vendor signed an agreement whereby $30,437 of unpaid consulting fees due to the vendor are to be convertible into common stock of the Company at a conversion price of $2.50 per share at the vendor's option until May 1, 2007. If the vendor does not elect to convert the debt prior to May 1, 2007, the debt will be paid by the Company on that date. The market value of the shares at the time of the agreement was approximately $1.25 per share. Therefore, no beneficial conversion features resulted from the agreement.

8.   CONVERTIBLE NOTES - AFFILIATES:

On April 4, 2006 convertible deferred compensation due to the Company's president, Mark A. Smith, pursuant to an April 2003 deferred compensation agreement, was exchanged for a promissory note and conversion agreement. The promissory note and conversion agreement have the same terms and conversion features as the April 2003 deferred compensation agreement. Under the agreements, the president earns compensation of $150,000 annually, all of which has been deferred to date. Sums accrued through March 31, 2006, accrue interest at 6% per annum, and are convertible into the Company's common stock at the lower of the current market value at the time of conversion, or $2.00 per share. Through July 1, 2007, conversions may occur by mutual agreement between the Company and Mr. Smith. The Company may convert the deferred compensation, in whole or in part, at any date after July 1, 2007 and the convertible deferred compensation owed the president is mandatorily converted to common stock of the Company on July 1, 2009. The Company is accounting for this employee stock-based agreement under APB 25. At June 30, 2006, the note balance (principal and accrued interest) due to Mr. Smith was $378,981, and the market price of the Company's common stock was $6.40 per share. Therefore the Company has recorded the intrinsic value of the deferred compensation agreement at $1,212,739 as of June 30, 2006. Had the Company been accounting for this employee stock-based agreement under SFAS 123, the fair value of the deferred compensation agreement as of June 30, 2006 would be approximately $1,500,000. Sums accrued after April 1, 2006, ($37,500 through June 30, 2006), are non-interest bearing and are non-convertible.

On December 31, 2005, convertible deferred compensation payable to Bright Capital, Ltd. ("Brightcap") for services provided to the Company by Dominic Bassani, the general manager of Dairy, between April 1, 2003 and September 30, 2005 was exchanged for a promissory note and conversion agreement with the same terms and features as the deferred compensation agreement.
Effective March 31, 2005, Brightcap entered into an agreement to continue to provide Mr. Bassani's services to the Company through March 31, 2009 and Brightcap earns compensation of $300,000 annually with payment deferred.
Sums accrued through September 30, 2005, accrue interest at 6% per annum and are convertible into the Company's common stock at the lower of the current market value at the time of conversion or $2.00 per share. Through January 1, 2007 conversions may occur by mutual agreement between the Company and Brightcap. The Company may convert the deferred compensation, in whole or in part, at any date after January 1, 2007 and, on July 1, 2009, the Company's obligation owed Brightcap is mandatorily convertible to common stock of the Company. The Company is accounting for this employee stock-based agreement under APB 25. At June 30, 2006, compensation due to Brightcap was $518,425 and the market price of the Company's common stock was $6.40 per share.

            BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      YEARS ENDED JUNE 30, 2006 AND 2005

8.   CONVERTIBLE NOTES - AFFILIATES (CONTINUED):

Therefore the Company has recorded the intrinsic value of the deferred compensation agreement at $1,658,959 as of June 30, 2006. Had the Company been accounting for this employee stock-based agreement under SFAS 123, the fair value of the deferred compensation agreement as of June 30, 2006 would be approximately $2,000,000. Sums accrued after October 1, 2005, ($225,000 through June 30, 2006), are non-interest bearing and are non-convertible.

9.   DEFERRED COMPENSATION:

Prior to March 31, 2003, the Company incurred management fees under various management agreements with the D2 LLC Deferred Compensation Trust ("Trust") for management and consulting services. These fees totaled $581,344 including interest at 6%, as of June 30, 2006. The services were provided in part by Dominic Bassani, who beneficially owns 50% of the Trust. In March 2003, the Trust agreed to accept payment on March 31, 2007, by conversion of the deferred compensation into common stock of the Company at the higher of the average price of the Company's common stock during the ten trading days ending March 27, 2007, or $4.00 per share.

The Company has also recorded deferred compensation liabilities of $412,500 for three officers of the Company consisting of $37,500 to Mark A. Smith (Note 8), $225,000 to Brightcap Capital Ltd. (Note 8), and $150,000 to Salvatore Zizza, a former officer and director of the Company, who assumed the position of Chairman and director of Dairy with an annual salary of $300,000. This deferred compensation does not accrue interest and is non-convertible. Payment is to be made at the earliest date that the Company has in excess of $2,000,000 in cash and cash equivalents or as decided by the Board of Directors or December 31, 2007.

10.  STOCKHOLDERS' EQUITY:

Common stock:

Holders of common stock are entitled to one vote per share on all matters to be voted on by common stockholders. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share in all assets remaining after liabilities have been paid in full or set aside. Common stock has no preemptive, redemption or conversion rights. The rights of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any other series of preferred stock the Company may designate in the future.

On December 31, 2004, the president of the Company converted $55,000 of deferred compensation into 50,000 shares of common stock. The conversion rate of $1.10 per share was based on the deferred compensation agreement with the president and the market price of the common stock of the Company on the date of conversion (see Note 8).

In May 2005, Brightcap converted deferred compensation of $60,000 into 600,000 warrants and Salvatore Zizza was issued 600,000 warrants valued at $60,000 in lieu of payment for services rendered to the Company. Also in May 2005, Mark Smith was granted a $12,500 bonus and purchased 125,000 warrants of the Company for $12,500. The price per warrant of $0.10 was based on the price received for concurrent and subsequent sales of warrants for cash.

In June 2005, Mark Smith and Jeff Kapell purchased 30,000 and 100,000 warrants of the Company at $.10 per warrant for $3,000 and $10,000, respectively.

            BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      YEARS ENDED JUNE 30, 2006 AND 2005

10.  STOCKHOLDERS' EQUITY (CONTINUED):

Common stock (continued):

On September 30, 2005, the Company completed a $1,917,500 (net proceeds $1,870,821) placement of Series C notes of Dairy, which triggered the conversion of the Dairy's Series A, B and C notes ($5,239,489 in aggregate) into 3,847,217 shares of the Company's common stock, including 693,799 shares issued to Centerpoint and 83,340 shares issued to Bion.

In conjunction with the conversion, the Company retired the 83,340 shares of common stock issued to the Company. The shares issued to Bion and Centerpoint were recorded at $87,053 and $807,045, being the carrying value of the debt that was converted.

As a result of dividends declared in July 2004, Centerpoint holds the shares for the benefit of its shareholders without any beneficial interest. The Company is accounting for the shares issued to Centerpoint as treasury stock. The Company issued 20,428 shares of common stock as commissions in connection with the placement of the C Notes of Dairy.

On December 31, 2005, the president of the Company converted, with similar terms as the Dairy A, B and C notes, promissory notes of the Company totaling $265,440 in principal and interest for 209,997 shares of common stock and also converted $60,000 of deferred compensation into 30,000 shares of common stock. The conversion rate of $2.00 per share was based on the deferred compensation agreement with the President (see Note 8).

In December 2005, the Company completed a private financing of 291,750 shares of common stock priced at $4.00 per share. Net proceeds to the Company were $1,136,500 and the Company also issued 3,750 shares of common stock as commissions in connection with the financing.

During the year ended June 30, 2006, the Company issued 50,000 shares of common stock to a consultant for services valued at $100,000. The number of shares issued were based upon the market price of the common shares at the time the service agreement was entered into.

Warrants:

As of June 30, 2006 the Company had the following common stock warrants outstanding:

                  Number of     Exercise
                   Shares        Price        Expiration Date
                  ---------     --------     -----------------
Class J/SLAV         10,573     $   6.00     August 31, 2006
Class SVDB 1-6      800,000     $   3.00     July 31, 2013
Class SVDM-1        387,343     $   5.00     July 31, 2008
Class DB-1          600,000     $   1.00     January 31, 2014
Class A 1-3         600,000     $   2.50     May 14, 2015
Class SVMAS-1        67,500     $   3.50     May 31, 2009
Class SVMAS-1A       40,000     $   3.50     October 11, 2009
Class SVMAS-2        32,500     $   2.50     September 30, 2009
Class SVMAS-3        40,000     $   2.50     September 30, 2015
Class SVB 1-3        50,000     $   2.50     April 30, 2015
Class SVB-4          75,000     $   2.50     April 30, 2015
Class SVC 1-5       125,000     $   4.25     December 31, 2012
Class SV-SEI 1-2     41,667     $   1.50     June 30, 2009
Class C, D, E       725,000     $   2.50     April 30, 2015
Class O             100,000     $   3.00     December 31, 2008
                  ---------
                  3,694,583
                  =========
                                     F-14




            BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      YEARS ENDED JUNE 30, 2006 AND 2005

10.  STOCKHOLDERS' EQUITY (CONTINUED):

Warrants (continued):

The weighted average exercise for the outstanding warrants is $2.73 and the weighted average life as of June 30, 2006 is 7 years.

During the year ended June 30, 2006, the president of the Company purchased 80,000 warrants in two separate transactions of 40,000 warrants each at $.25 per warrant, totaling $20,000. The president also purchased 125,000 warrants at $.10 per warrant for $12,500.

The Company issued 25,000 warrants priced at $.20 per warrant to a consultant during the year ended June 30, 2006 for services valued at $5,000.

Stock options:

Prior to June 2006, the Company had various incentive plans (the "Plans") that provided for incentive stock options to be granted to selected employees and directors of the Company, and selected non-employee advisors to the
Company.   Effective June 2006, the Company approved the 2006 Consolidated
Incentive Plan (the "2006 Plan"), which consolidated previously reserved incentive stock options under the Plans into the 2006 Plan. The Company has reserved 3,200,000 shares, the maximum number of shares of the common stock of the Company issuable pursuant to the 2006 Plan. Terms of exercise and expiration of options granted under the 2006 Plan may be established at the discretion of the Board of Directors, but no option may be exercisable for more than ten years.

During the year ended June 30, 2006, the Company granted options to purchase 17,000 shares of common stock at $3.00 to $6.00 per share to non-employees. The fair value of the options, using the Black-Scholes option pricing model, is $34,918, of which options totaling $32,738 vested immediately and were recognized as non-cash stock compensation expense. The remaining $2,180 of options vest over a year and $1,163 was amortized on a straight line basis in the year ended June 30, 2006 as non-cash stock compensation.

The Company granted options to purchase 77,500 shares of common stock to employees and directors for the year ended June 30, 2006. The options have an exercise price of $4.25 to $5.50 per share and are fully vested. The Company applies APB Opinion 25 and related interpretations in accounting for equity instruments issued to employees. Accordingly, no compensation cost has been recognized for its employee stock options as all options had an exercise price equal to or greater than the market value of the Company's common stock at the date of grant.

As of June 30, 2006, options outstanding under the 2006 Plan are summarized as follows:

            BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      YEARS ENDED JUNE 30, 2006 AND 2005

10.  STOCKHOLDERS' EQUITY (CONTINUED):

Stock options (continued):

                                                 Outstanding Options
                                         Number of          Weighted Average
                                           Shares            Exercise Price
                                         ---------          ----------------
     Balance, July 1, 2004                 651,333             $     3.14
       Options granted                     665,000             $     2.50
       Options exercised                      -                       -
       Options cancelled                      -                       -
                                         ---------             ----------
     Balance, June 30, 2005              1,316,333             $     2.82
       Options granted                      94,500             $     4.69
       Options exercised                      -                       -
       Options cancelled                      -                       -
                                         ---------             ----------
     Balance, June 30, 2006              1,410,833             $     3.15

There were 956,667 options exercisable as of June 30, 2006.

The following table presents information relating to stock options outstanding and exercisable as of June 30, 2006:



                                         Weighted-     Weighted-
                                         Average       Average                     Weighted-
                                         Remaining     Outstanding                 Average
                           Outstanding   Contractual   Exercise      Exercisable   Exercise
Range of Exercise Prices   Shares        Life-         Price-        Shares        Price
------------------------   -----------   -----------   -----------   -----------   ---------
     $2.00 - $2.50            812,500       7.7          $ 2.41        363,334      $ 2.30
     $3.00 - $3.50            420,333       2.1          $ 3.00        415,333      $ 3.00
     $4.00 - $4.75             40,000       4.4          $ 4.28         40,000      $ 4.28
     $5.00 - $7.50            138,000       2.7          $ 5.53        138,000      $ 5.53
    ---------------         ---------      -----         ------        -------      ------
                            1,410,833       5.5          $ 2.94        956,667      $ 3.15
                            =========      =====         ======        =======      ======




The Company, after giving consideration for the contingent deferred stock bonuses (Note 12) and employee stock bonuses in 2002 and previously exercised options of 75,440 shares, had 1,023,727 shares reserved for future issuance under the 2006 Plan as of June 30, 2006.

11.  INCOME TAXES:

The Company has net operating loss carry-forwards ("NOLs") for tax purposes of approximately $36,100,000 as of June 30, 2006. These NOLs expire on various dates from 2009 to 2027.

The utilization of the NOLs may be limited under Section 382 of the Internal Revenue Code.

            BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      YEARS ENDED JUNE 30, 2006 AND 2005

11.  INCOME TAXES (CONTINUED):

The Company's deferred tax assets as of June 30, 2006, are estimated as follows:

               NOLs                        $  13,700,000
               Deferred compensation           1,500,000
                                           -------------
                                              15,200,000
               Valuation allowance           (15,200,000)
                                           -------------
               Net deferred tax assets     $       -
                                           =============

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has provided a valuation allowance of 100% of its net deferred tax asset due to the uncertainty of generating future profits that would allow for the realization of such deferred tax assets.

The expected tax benefit for each of the years ended June 30, 2006 and 2005, based on a federal tax rate of 34%, is approximately $1,759,000 and $719,000, respectively. The difference between the expected tax benefit and non-recognition of a tax benefit during 2006 and 2005 is primarily the result of a valuation allowance applied to the deferred tax assets.

12.  COMMITMENTS AND CONTINGENCIES:

Employment and consulting agreements:

The Company has an employment agreement with its president, Mark A. Smith, through March 31, 2007 providing $150,000 per year compensation.

Effective March 31, 2005, an agreement with Brightcap, through which the services of the general manager of Dairy, Dominic Bassani, are provided, was extended through March 31, 2009. Under the terms of the agreement, Brightcap will be paid $300,000 annually for Mr. Bassani's services.

Effective May 1, 2005, the Company entered into a four-year consulting/ employment agreement with a former officer and director of the Company, Salvatore Zizza. As of January 1, 2006, the former officer and director assumed the position of Chairman and director of Dairy, with an annual salary of $300,000 (Note 8).

Effective May 1, 2005, the Company entered into a four-year consulting/ employment agreement with Jeff Kapell. Under the terms of the agreement, Mr. Kapell provided part-time services to the Company through March 2006. In April 2006, Mr. Kapell was appointed Dairy's Vice President-Renewables at a salary of $120,000 per year.

In May 2005 the Company declared contingent deferred stock bonuses of 690,000 shares to its key employees and consultants. The stock bonuses of 492,500 and 197,500 shares are contingent upon the Company's stock price exceeding $10.00 and $20.00 per share, respectively, and the grantees still being employed by or providing services to the Company at the time the target prices are reached.

            BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      YEARS ENDED JUNE 30, 2006 AND 2005

12.  COMMITMENTS AND CONTINGENCIES (CONTINUED):

Employment and consulting agreements (continued):

During February and March of 2003, four members of the Company's core technical staff who had previously been terminated, returned to the Company to work for reduced compensation. While the Company does not have a legal obligation to pay the difference between the original compensation and the reduced compensation, if and when the Company has sufficient financial resources, it is the Company's intention to provide bonuses, over a one to two-year period, to compensate for the reduced wages. As of June 30, 2006, the amount of reduced compensation amounted to approximately $130,000.

Joint venture agreement:

In June 2006, the Company entered into a joint venture agreement with Fair Oaks Dairy Farm ("FODF") to construct a long term Bion research facility at FODF ("Stage I System"). The Stage I System will initially be used to complete testing necessary for the development of design criteria for permitting and construction of the integrated, full-scale Stage II installation at FODF. The estimated cost of Stage I, including system construction and testing operations in support of Stage II permitting, is $750,000 which the Company and FODF have agreed to split equally net of any grants. Bion has also agreed that FODF funding shall be convertible into the Company's common shares under the same terms as the 2006 Series A Convertible Promissory Notes. Dr. Michael McCloskey and Mr. Timothy den Dulk, co-owners of FODR, are both consultants to Dairy and have each received 175,000 options with service conditions and graded vesting schedules through May 1, 2009.
The Company is accounting for its investment in the joint venture using the equity method. Through June 30, 2006, neither the Company nor FODF have contributed any amounts to the joint venture.

Claims contingency:

In May 2002, Arab Commerce Bank Ltd. ("ACB"), an unaffiliated party, filed a complaint against the Company in the Supreme Court of the State of New York regarding $100,000 of the Company's convertible bridge notes ("Bridge Notes") that were issued to ACB in March 2000. The complaint includes a breach of contract claim asserting that the Company owes ACB approximately $285,000 plus interest of $121,028 plus interest based on ACB's interpretation of the terms of the Bridge Notes and subsequent amendments. Effective June 30, 2001, the Company issued ACB 5,034 shares of common stock in full satisfaction of the Bridge Notes based on the Company's interpretation of the Bridge Notes, as amended. The Company has filed an answer to the complaint denying the allegations. No activity has taken place on this lawsuit since early 2002. The Company believes that the ultimate resolution of this litigation will not have a material adverse effect on the Company, its operations or its financial condition.

The Company, together with the former controlling persons of Centerpoint, and the Company's president are defendants in a class action derivative action lawsuit in Delaware Chancery Court (TCMP#3 Partners, LLP, et al v. Trident Rowan Group, Inc. et al, Civil Action No. 170-N). The claims against the Company primarily relate to a January 2002 financing transaction with Centerpoint, in which it is claimed the Company breached its fiduciary duties to Centerpoint and its shareholders and/or aided and abetted others in breaching their duties. Litigation is in the early stages of discovery and motion practice. Settlement discussions are under way, and the parties have

            BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                      YEARS ENDED JUNE 30, 2006 AND 2005

12.  COMMITMENTS AND CONTINGENCIES (CONTINUED):

Claims contingency (continued):

participated in voluntary, non-binding mediation to attempt to resolve the disputed matters, which has led to a contingent settlement agreement. This agreement is contingent on settlement of a complaint to be filed by the Company against the former controlling shareholders of Centerpoint. Management believes the claims against the Company are without merit and intends to defend the claims if a settlement is not reached.

13.  RELATED PARTY TRANSACTIONS:

The Company has an accrued payable of $41,647 to a company controlled by Salvatore Zizza for rental of office space in 2003.

14.  SUBSEQUENT EVENTS:

Effective August 28, 2006, pursuant to terms agreed upon on December 15, 2005, the Company entered into a four year employment agreement with Jeremy Rowland. As of September 18, 2006, Mr. Rowland will assume the position of Chief Operating Officer of Dairy with an annual salary of $150,000. In addition, 150,000 options were issued which are exercisable at $4.00 per share through December 2015 and vest 25% at the start date of his employment, and 25% at each of the next 3 anniversaries of his start date.

The Company signed a non-cancellable operating lease commitment for office space, in New York, effective August 1, 2006 and expiring November 30, 2013. The average monthly rental under the terms of the lease is $15,820. The Company is currently negotiating sublease agreements to unrelated third parties.

           BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED FINANCIAL STATEMENTS

                 THREE AND SIX MONTHS ENDED DECEMBER 31, 2006
                                 (UNAUDITED)




                                  CONTENTS

                                                                    Page
                                                                    ----
Consolidated financial statements:

   Balance sheet .............................................   F-21

   Statements of operations ..................................   F-22

   Statements of changes in stockholders' equity deficit .....   F-23

   Statements of cash flows ..................................   F-24

   Notes to consolidated financial statements ................   F-25 - F-36

              BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2006
                                   (UNAUDITED)

ASSETS

Current assets:
   Cash and cash equivalents                                  $    630,317
   Prepaid services                                                 16,985
   Deposits and other receivables                                   43,749
                                                              ------------
         Total current assets                                      691,051
                                                              ------------

Restricted cash                                                    171,945
Property and equipment, net                                         80,968
                                                              ------------
         Total assets                                         $    943,964
                                                              ============
LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
   Accounts payable and accrued expenses                      $    444,489
   Accrued payable - affiliate                                      41,647
   Convertible debt                                                 30,437
   Convertible notes                                               716,727
   Deferred compensation                                           598,867
                                                              ------------
         Total current liabilities                               1,832,167
                                                              ------------

   Deferred rent                                                    78,221
   Deferred compensation                                           787,500
   Convertible notes - affiliates                                2,851,346
                                                              ------------
         Total liabilities                                       5,549,234
                                                              ------------
Stockholders' deficit:
   Preferred stock, $.01 par value, 10,000,000
    shares authorized, no shares issued and outstanding               -
   Common stock, no par value, 100,000,000 shares
     authorized, 8,605,996 shares issued, 7,912,197
     outstanding                                                      -
   Additional paid-in capital                                   67,209,075
   Accumulated deficit                                         (71,814,345)
                                                              ------------
         Total stockholders' deficit                            (4,605,270)
                                                              ------------
         Total liabilities and stockholders' deficit          $    943,964
                                                              ============

             See notes to unaudited consolidated financial statements

            BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
             THREE AND SIX MONTHS ENDED DECEMBER 31, 2006 AND 2005
                                   (UNAUDITED)




                                     Three Months Ended December 31,  Six Months Ended December 31,
                                     -------------------------------  -----------------------------
                                          2006          2005               2006          2005
                                      -----------   -----------        -----------   -----------
Revenue                               $      -      $      -           $      -      $      -

Operating expenses:
  General and administrative              284,031       343,411                 36       525,148
  Research and development                922,333     1,119,436          1,030,717     1,659,891
                                      -----------   -----------        -----------   -----------
                                        1,206,364     1,462,847          1,030,753     2,185,039
                                      -----------   -----------        -----------   -----------
Loss from operations                   (1,206,364)   (1,462,847)        (1,030,753)   (2,185,039)
                                      -----------   -----------        -----------   -----------
Other (income) and expense:
  Interest expense                         33,008        27,665             61,106        92,252
  Interest income                         (11,863)         (730)           (23,301)         (927)
  Other, net                                 -           (6,355)              -          (90,797)
                                      -----------   -----------        -----------   -----------
                                           21,145        20,580             37,805           528
                                      -----------   -----------        -----------   -----------
Net loss                              $(1,227,509)  $(1,483,427)       $(1,068,558)  $(2,185,567)
                                      ===========   ===========        ===========   ===========

Net loss per common share, basic
  and diluted                         $     (0.14)  $     (0.19)       $     (0.12)  $     (0.36)
                                      ===========   ===========        ===========   ===========

Weighted-average number of common
  shares outstanding, basic and
  diluted                               8,619,039     7,917,519          8,622,518     6,086,857
                                      ===========   ===========        ===========   ===========









           See notes to unaudited consolidated financial statements.

BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) FOR SIX MONTHS ENDED DECEMBER 31, 2006
(UNAUDITED)



                                                                                     Total
                             Common Stock         Additional     Accumulated     stockholders'
                          Shares      Amount   paid-in capital     deficit      equity (deficit)
                        ----------    ------   ---------------   ------------   ----------------

Balances, July 1, 2006   8,625,996    $  -       $66,736,874     $(70,014,401)    $(3,277,527)
 Cumulative effect for
  change in accounting
  principle                                                          (731,386)       (731,386)
 Vesting of options for
  services                    -          -           512,201             -            512,201
 Return of shares
  previously issued for
  services                 (20,000)                  (40,000)                         (40,000)
 Net loss                     -          -              -          (1,068,558)     (1,068,558)
                        ----------    ------     -----------     ------------     -----------
                              -          -              -                -               -
Balances, December 31,
 2006                    8,605,996    $  -       $67,209,075     $(71,814,345)    $(4,605,270)
                        ==========    ======     ===========     ============     ===========



























See notes to unaudited consolidated financial statements.

             BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CHANGES IN CASH FLOWS
                   SIX MONTHS ENDED DECEMBER 31, 2006 AND 2005
                                   (UNAUDITED)

                                                       2006           2005
                                                   -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                          $(1,068,558)
$(2,185,567)
 Adjustments to reconcile net loss to net
  cash used in operating activities:
   Depreciation expense                                  2,655          4,766
   Accrued interest on convertible notes                16,727           -
   Stock-based compensation                            512,201        341,390
   Decrease in fair value of convertible notes        (778,593)          -
   Increase in intrinsic value of convertible notes       -           829,695
   Decrease (increase) in prepaid services              46,528
(29,054)
   Increase in other assets                            (37,642)
(4,107)
   Decrease in accounts payable and accrued expenses    (9,704)
(538,370)
   Increase in deferred rent                            78,221           -
   Increase in deferred compensation                   419,378        297,232
                                                   -----------    -----------
      Net cash used in operating activities           (818,787)
(1,284,015)
                                                   -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
 Increase in restricted cash                          (171,945)          -
 Purchase of property and equipment                    (76,150)          -
                                                   -----------    -----------
      Net cash used in investing activities           (248,095)          -
                                                   -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
 Net proceeds from sale of common stock                   -         1,136,500
 Net proceeds from sale of convertible debt            545,000      1,870,821
 Proceeds from sale of warrants                           -            32,500
                                                   -----------    -----------
      Net cash provided by financing activities        545,000      3,039,821

Net (decrease) increase in cash and cash
 equivalents                                          (521,882)     1,755,806
Cash and cash equivalents at beginning of period     1,152,199          7,252
                                                   -----------    -----------
Cash and cash equivalents at end of period         $   630,317    $ 1,763,058
                                                   ===========    ===========
Non-cash investing and financing transactions:
 Conversion of debt to equity                      $      -       $ 4,610,832
 Conversion of deferred compensation to
  common stock                                            -            60,000

             See notes to unaudited consolidated financial statements.

          BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               THREE AND SIX MONTHS ENDED DECEMBER 31, 2006
                                 (UNAUDITED)

1.   ORGANIZATION, NATURE OF BUSINESS, GOING CONCERN AND MANAGEMENT'S PLANS:

Organization and business:

Bion Environmental Technologies, Inc. ("Bion" or the "Company") was incorporated in 1987 in the State of Colorado.

Bion's patented and proprietary technology provides solutions for environmentally sound clean-up of the waste streams of large-scale animal farming operations ("confined animal feeding operations" or "CAFO's") (dairy, cattle feedlot, hogs and poultry) and creates economic opportunities for development of integrated complexes including alternative, renewable energy production, ethanol production, sustainable animal husbandry and organic soil/fertilizer and feed production ("Projects" or "Integrated Projects"). Bion's technology also potentially allows direct integration with dairy end-users (bottling operations, cheese and ice cream plants, etc.) and the end-users of other CAFO's that can potentially increase the profitability and quality control of each participant while mitigating the environmental impact of the entire integrated complex. The Company is in the process of finalizing engineering, design and economic modeling for dairy and beef applications and Integrated Projects based on its second-generation technology.

Bion is currently evaluating sites in multiple states and anticipates selecting a site for its initial Integrated Project during its 2007 fiscal year. Bion is presently establishing its implementation management team with the intention of commencing development and construction of the initial Project during 2007. In addition, Bion intends to site additional Projects during 2007 and 2008 to create a pipeline of Projects that will insure significant market share and profitability within 3-5 years (both regionally and nationally). Each Project is to include: a) Bion waste treatment modules, b) processing the CAFO waste stream from the equivalent of approximately 20-40,000 (or more) dairy cows, c) while producing renewable energy for use within the Project modules, d) solids to be marketed as feed and/or fertilizer e) which is integrated with a 40+M gallon/year ethanol plant (though some smaller projects may be undertaken in appropriate situations). At the end of the 5-year period, Bion hopes to have numerous Projects in various stages of development ranging from full operation to early construction stage.

Through 2001 the Company was primarily an environmental service company focused on the needs of CAFOs. Thereafter, Bion elected to cease sales of its first generation systems and focused its activity on development of its second-generation technology.

Going concern and management's plans:

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred net losses of approximately $5,173,000 and $2,115,000 during the years ended June 30, 2006

          BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               THREE AND SIX MONTHS ENDED DECEMBER 31, 2006
                                 (UNAUDITED)

1. ORGANIZATION, NATURE OF BUSINESS, GOING CONCERN AND MANAGEMENT'S PLANS (CONTINUED):

Going concern and management's plans (continued):

and 2005, respectively and net losses of approximately $1,228,000 and $1,069,000 for the three month and six months ended December 31, 2006, respectively. At December 31, 2006, the Company has a working capital deficiency and a stockholders' deficit of approximately $1,141,000 and $4,605,000, respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern. The following paragraphs describe management's plans with regard to these conditions.

During September 2006, the Company completed a convertible note offering, raising $700,000 (Note 6). The Company continues to explore sources of additional financing to satisfy its current operating requirements.

While the Company currently does not face a severe working capital shortage, it is not currently generating any revenues. The Company will need to obtain additional capital to fund its operations and technology development, and to satisfy existing creditors. There is no assurance the Company will be able to obtain the funds that it needs to stay in business, complete its technology development or to successfully develop its business.

There can be no assurance that funds required during the next twelve months or thereafter will be generated from operations or that those funds will be available from external sources such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. Further, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significantly dilutive effect on the Company's existing shareholders.

2.   SIGNIFICANT ACCOUNTING POLICIES:

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Bion Technologies, Inc., BionSoil, Inc. and Bion Dairy Corporation and its 57.7% owned subsidiary, Centerpoint Corporation ("Centerpoint"). All significant intercompany accounts and transactions have been eliminated in consolidation.

          BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               THREE AND SIX MONTHS ENDED DECEMBER 31, 2006
                                 (UNAUDITED)

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Principles of consolidation (continued):

The accompanying consolidated financial statements have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. The consolidated financial statements reflect all adjustments (consisting of only normal recurring entries) that, in the opinion of management, are necessary to present fairly the financial position at December 31, 2006 and the results of operations and cash flows of the Company for the three and six months ended December 31, 2006 and 2005. Operating results for the three and six months ended December 31, 2006 are not necessarily indicative of the results that may be expected for the year ending June 30, 2007.

The unaudited consolidated financial statements should be read in conjunction with the Company's audited financial statements and footnotes thereto for the years ended June 30, 2006 and 2005.

3.   MINORITY INTEREST OF CENTERPOINT CORPORATION:

In January 2002, Bion purchased a 57.7% majority interest in Centerpoint from a third party. For the three and six months ended December 31, 2006 and 2005, the losses applicable to the minority interest in Centerpoint exceeded the minority interest in the equity capital of Centerpoint, therefore the losses attributable to the minority interest have been charged against the Company's earnings as there is no obligation of the minority interest to make good on such losses. If Centerpoint has future earnings, the Company shall be credited to the extent of the minority interest losses previously absorbed.

4.   PREPAID SERVICES:

The Company has issued options to purchase shares of the Company's common stock in exchange for services. As of December 31, 2006, non-employee options represented 630,833 of the 1,645,833 options outstanding under the Company's 2006 Consolidated Incentive Plan. Of the 630,833 non-employee options outstanding, 260,833 were fully vested and contained no service conditions as of December 31, 2006. These non-employee options were valued using the Black-Scholes option-pricing model. Prepaid services of $16,985 at December 31, 2006 in connection with the fully vested options are being amortized on the straight-line method through June 30, 2007.

The remaining 370,000 non-employee options outstanding include service conditions and have graded vesting schedules through May 1, 2009. As of December 31, 2006, 97,500 of these options were fully vested. Generally for these agreements, the measurement date of the services occurs when the options vest. In accordance with Emerging Issues Task Force ("EITF") Issue No. 96-18, recognition of compensation cost for reporting periods prior to

          BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               THREE AND SIX MONTHS ENDED DECEMBER 31, 2006
                                 (UNAUDITED)

4.   PREPAID SERVICES (CONTINUED):

the measurement date is based on the then current fair value of the options based on market price of the Company's common shares as of reporting date. Any subsequent change in fair value is recorded on the measurement date.
The fair value of these options were determined using the Black-Scholes option-pricing model, using the following assumptions at December 31, 2006; a dividend yield of zero, a risk-free interest rate of 4.71%, volatility of 190% and an expected life of 8.33 years. Consulting cost in connection with options that are not fully vested as of December 31, 2006 is being recognized on a straight-line basis over the requisite service period for the entire award. Consulting expense of $214,866 and $211,945 was recorded as research and development expenses during the three and six months ended December 31, 2006, respectively, and $166,886 and $256,587 during the three and six months ended December 31, 2005, respectively.

5.   PROPERTY AND EQUIPMENT:

Property and equipment consists of the following as of December 31, 2006:

     Research and development equipment     $ 305,266
     Leasehold improvements                    34,336
     Furniture                                 28,717
     Computers and office equipment            26,286
                                            ---------
                                              394,605
     Less accumulated depreciation           (313,637)
                                            ---------
                                            $  80,968
                                            =========

     Depreciation expense was $1,891and $5,646 for the three months ended December 31, 2006 and 2005, respectively, and $2,655 and $4,766 for the six months ended December 31, 2006 and 2005, respectively.

6.   CONVERTIBLE NOTES:

     On September 13, 2006, the Company closed the offering of its 2006 Series A Convertible Promissory Notes (the "Notes"), by issuing Notes totaling $700,000. The holders of the Notes earn interest on the unpaid principal balance of the Notes at 6%, payable on May 31, 2008, the maturity date of the Notes. All of the principal and accrued interest under the Notes shall be converted into common shares of the Company at the conversion rate of one share for each $6.00 that is owed under the terms of the Notes if the following conditions are met:

     A) The closing market price of the Company's shares has been at or above $7.20 per share for 10 consecutive trading days, and

          BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               THREE AND SIX MONTHS ENDED DECEMBER 31, 2006
                                 (UNAUDITED)

6.   CONVERTIBLE NOTE (CONTINUED):

     B) The earliest of the following events:

     1) An effective registration allowing public resale of the shares to be received by the Note holders upon conversion, or
     2)   One year after the initial closing date of the offering, and
     3) No conversion without an effective registration statement shall take place until the Company has become a "reporting company" with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, which occurred on January 13, 2007.

     The Notes may also be convertible, in whole or in part, into the Company's common shares at any time at the election of the Note holders at a conversion rate of $6.00 per share, which was above the approximate market price of the Company's common shares at the commitment date of the offering. For the three and six months ended December 31, 2006 the notes accrued interest of $6,168 and $10,559, respectively.

7.   CONVERTIBLE DEBT:

In June 2005, the Company and a vendor signed an agreement whereby $30,437 of unpaid consulting fees due to the vendor are to be convertible into common stock of the Company at a conversion price of $2.50 per share at the vendor's option until May 1, 2007. If the vendor does not elect to convert the debt prior to May 1, 2007, the debt will be repaid by the Company on that date. The market value of the shares at the time of the agreement was approximately $1.25 per share. Therefore no beneficial conversion feature resulted from the agreement.

8.   CONVERTIBLE NOTES - AFFILIATES:

     On April 4, 2006 convertible deferred compensation due to the Company's president, Mark A. Smith, pursuant to an April 2003 deferred compensation agreement, was exchanged for a promissory note and conversion agreement. The promissory note and conversion agreement have the same terms and conversion features as the April 2003 deferred compensation agreement. Under the agreements, the president earns compensation of $150,000 annually, all of which has been deferred to date. Sums accrued through March 31, 2006, accrue interest at 6% per annum, and are convertible into the Company's common stock at the lower of the current market value at the time of conversion, or $2.00 per share. Through July 1, 2007, conversions may occur by mutual agreement between the Company and Mr. Smith. The Company may convert the deferred compensation, in whole or in part, at any date after July 1, 2007 and the convertible deferred compensation owed the president is mandatorily converted to common stock of the Company on July 1, 2009. Through June 30, 2006, the Company accounted for this employee stock-based compensation agreement under Accounting Principles Board Opinion No. 25 ("APB 25") and recorded the

          BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               THREE AND SIX MONTHS ENDED DECEMBER 31, 2006
                                 (UNAUDITED)


8.   CONVERTIBLE NOTES - AFFILIATES (CONTINUED):

intrinsic value of the deferred compensation agreement at each reporting date. On July 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised), "Share-Based Payment" ("SFAS 123(R)"), which supersedes APB 25. In accordance with SFAS 123(R), outstanding instruments previously classified as liabilities and measured at intrinsic values, are to be measured initially at fair value with differences to be recorded as the cumulative effect of a change in accounting principle. The fair value of deferred compensation owed to Mark A. Smith on July 1, 2006 was $1,521,609, and the cumulative effect of the change in accounting principle of $308,870 was recorded. Fair value at July 1, 2006 was calculated using a Black-Scholes option pricing model with the following assumptions: a dividend yield of zero, a risk-free interest rate of 5.13%, volatility of 181%, and an expected life of 3 years. At December 31, 2006 the fair value of deferred compensation owed to Mark A. Smith was re-measured as $1,204,328 and resulted in a charge/(credit) to earnings of $54,289 and $(317,279) for the three and six months ended December 31, 2006, respectively. Fair value at December 31, 2006 was calculated utilizing the following assumptions: a dividend yield of zero, a risk-free interest rate of 4.74%, volatility of 66%, and an expected life of 2.5 years. Sums accrued after April 1, 2006, ($112,500 through December 31, 2006), are non-interest bearing and are non-convertible as of December 31, 2006.

On December 31, 2005, convertible deferred compensation payable to Bright Capital, Ltd. ("Brightcap") for services provided to the Company by Dominic Bassani, the former general manager of Dairy, between April 1, 2003 and September 30, 2005 was exchanged for a promissory note and conversion agreement with the same terms and features as the deferred compensation agreement. Effective March 31, 2005, Brightcap entered into an agreement to continue to provide Mr. Bassani's services to the Company through March 31, 2009 and Brightcap earns compensation of $300,000 annually with payment deferred. Sums accrued through September 30, 2005, accrue interest at 6% per annum and are convertible into the Company's common stock at the lower of the current market value at the time of conversion or $2.00 per share. Through January 1, 2007 conversions may occur by mutual agreement between the Company and Brightcap. The Company may convert the deferred compensation, in whole or in part, at any date after January 1, 2007 and, on July 1, 2009, the Company's obligation owed Brightcap is mandatorily convertible to common stock of the Company. Through June 30, 2006, the Company accounted for this employee stock-based compensation agreement under APB 25 and recorded the intrinsic value of the deferred compensation agreement at each reporting date. On July 1, 2006, the Company adopted the provisions of SFAS 123(R), which supersedes APB 25. The fair value of deferred compensation owed to Brightcap on July 1, 2006 was $2,081,475, and the cumulative effect of the change in accounting principle of $422,516 was recorded. Fair value at July 1, 2006 was calculated using a Black-Scholes option pricing model with the

          BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               THREE AND SIX MONTHS ENDED DECEMBER 31, 2006
                                 (UNAUDITED)

8.   CONVERTIBLE NOTES - AFFILIATES (CONTINUED):

following assumptions: a dividend yield of zero, a risk-free interest rate of 5.13%, volatility of 181%, and an expected life of 3 years. At December 31, 2006 the fair value of deferred compensation owed to Brightcap was re-measured as $1,647,017 and resulted in a charge/(credit) to earnings of $74,245 and $(434,458) for the three and six months ended December 31, 2006, respectively. Fair value at December 31, 2006 was calculated utilizing the following assumptions: a dividend yield of zero, a risk-free interest rate of 4.74%, volatility of 66%, and an expected life of 2.5 years.

Sums accrued after October 1, 2005, ($375,000 through December 31, 2006), are non-interest bearing and are non-convertible. As of September 30, 2006, Mr. Bassani will no longer act in the capacity of general manager of Dairy. However, he continues to provide services through Brightcap as per the agreement above.

9.   DEFERRED COMPENSATION:

Prior to March 31, 2003, the Company incurred management fees under various management agreements with the D2 LLC Deferred Compensation Trust ("Trust") for management and consulting services. These fees totaled $598,867 including interest at 6%, as of December 31, 2006. The services were provided in part by Dominic Bassani, who beneficially owns 50% of the Trust. In March 2003, the Trust agreed to accept payment on March 31, 2007, by conversion of the deferred compensation into common stock of the Company at the higher of the average price of the Company's common stock during the ten trading days ending March 27, 2007, or $4.00 per share.

The Company has also recorded deferred compensation liabilities of $787,500 for three officers of the Company consisting of $112,500 to Mark A. Smith (Note 8), $375,000 to Brightcap Capital Ltd. (Note 8), and $300,000 to Salvatore Zizza, a former officer and director of the Company, who assumed the position of Chairman and director of Dairy with an annual salary of $300,000. This deferred compensation does not accrue interest and is non-convertible as of December 31, 2006, with payment to be made at the earliest date that the Company has in excess of $2,000,000 in cash and cash equivalents or as decided by the Board of Directors or December 31, 2007. Effective January 1, 2007, the Company entered into agreements converting deferred compensation amounts owed as of December 31, 2006 into promissory notes with conversion agreements. The notes will accrue interest at 6% per annum, with principal and interest due and payable on January 1, 2009, if not previously paid. The conversion agreements allow for the conversion of the notes into shares of the Company's common stock at the equivalent price of the Company's next private financing in excess of $2,000,000 as follows: a) by the holder at any time after July 1, 2007; b) by the Company any time after there has been an effective registration including the shares underlying conversion of the notes for six months; c) by the holder and the Company by mutual agreement at any time prior to payment by the Company of outstanding principal and interest.
                                     F-31



          BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               THREE AND SIX MONTHS ENDED DECEMBER 31, 2006
                                 (UNAUDITED)

10.  STOCKHOLDERS' EQUITY:

Common stock:

In November 2006, the Company entered into a mutual release and agreement with a consultant to whom the Company had issued 50,000 shares of common stock valued at $100,000 during the year ended June 30, 2006. Under the terms of the mutual release and agreement, 20,000 shares valued at $40,000 were returned by the consultant and cancelled by the Company.

Warrants:

As of December 31, 2006 the Company had the following common stock warrants outstanding:

                       Number of     Exercise
                        Shares        Price          Expiration Date
                       ----------    ---------    --------------------
 Class SVDB 1-6          800,000     $   3.00     July 31, 2013
 Class SVDM-1            387,343     $   5.00     July 31, 2008
 Class DB-1              600,000     $   1.00     January 31, 2014
 Class A 1-3             600,000     $   2.50     May 14, 2015
 Class SVMAS-1            67,500     $   3.50     May 31, 2009
 Class SVMAS-1A           40,000     $   3.50     October 11, 2009
 Class SVMAS-2            32,500     $   2.50     September 30, 2009
 Class SVMAS-3            40,000     $   2.50     September 30, 2015
 Class SVB 1-3            50,000     $   2.50     April 30, 2015
 Class SVB-4              75,000     $   2.50     April 30, 2015
 Class SVC 1-5           125,000     $   4.25     December 31, 2012
 Class SV-SEI 1-2         41,667     $   1.50     June 30, 2009
 Class C, D, E           725,000     $   2.50     April 30, 2015
 Class O                 100,000     $   3.00     December 31, 2008
                       ---------
                       3,684,010
                       =========

Warrants (continued):

During the six months ended December 31, 2006, 10,573 warrants with an exercise price of $6 expired. The weighted average exercise for the outstanding warrants is $2.72 and the weighted average life as of December 31, 2006 is 6.5 years.

          BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               THREE AND SIX MONTHS ENDED DECEMBER 31, 2006
                                 (UNAUDITED)

10.   STOCKHOLDERS EQUITY (CONTINUED):

Stock options:

Prior to June 2006, the Company had various incentive plans (the "Plans") that provided for incentive stock options to be granted to selected employees and directors of the Company, and selected non-employee advisors to the Company. Effective June 2006, the Company approved the 2006 Consolidated Incentive Plan (the "2006 Plan"), which consolidated previously reserved incentive stock options under the Plans into the 2006 Plan. The Company has reserved 3,200,000 shares, the maximum number of shares of the common stock of the Company issuable pursuant to the 2006 Plan. Terms of exercise and expiration of options granted under the 2006 Plan may be established at the discretion of the Board of Directors, but no option may be exercisable for more than ten years.

During the year ended June 30, 2006, the Company granted options to purchase 17,000 shares of common stock at $3.00 to $6.00 per share to non-employees. The fair value of the options, using the Black-Scholes option pricing model, was $34,918, of which options totaling $32,738 vested immediately and were recognized as non-cash stock compensation expense. The remaining $2,180 of options vest over a year and $436 and $872 was amortized on a straight line basis in the three and six months ended December 31, 2006, respectively, as non-cash stock compensation.

Effective July 1, 2006, the Company adopted SFAS No. 123(R), using the modified prospective method. SFAS 123(R) requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123(R) also requires stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (the vesting period). Prior to the adoption of SFAS 123(R), the Company accounted for stock-based compensation awards under APB 25. Under APB 25, generally no compensation expense is recorded when the terms of the award are fixed and the exercise price of the employee stock option equals or exceeds the fair value of the underlying stock on the date of grant.

During the three and six months ended December 31, 2006, the Company recorded compensation expense related to stock options of $82,370 and $300,255, respectively, and granted 235,000 options during the six months ended December 31, 2006. The fair value of the options granted during the six months ended December 31, 2006 is estimated on the grant date using the Black-Scholes option-pricing model with the weighted average following assumptions:

               Volatility                   147%
               Dividend yield                 0%
               Risk-free interest rate     4.81%
               Expected life (years)        3.1

          BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               THREE AND SIX MONTHS ENDED DECEMBER 31, 2006
                                 (UNAUDITED)

10.  STOCKHOLDERS' EQUITY (CONTINUED):

Stock options (continued):

As of December 31, 2006, options outstanding under the 2006 Plan are summarized as follows:

                                                  Outstanding Options
                                           Number of      Weighted Average
                                            Shares         Exercise Price
                                           ----------     ----------------
     Balance, July 1, 2006                  1,410,833         $  2.94
       Options granted                        235,000         $  4.54
       Options exercised                         -                -
       Options cancelled                         -                -
                                            ---------         -------
     Balance, December 31, 2006             1,645,833         $  3.17
                                            =========         =======

There were 1,049,167 options exercisable as of December 31, 2006.

The following table presents information relating to stock options outstanding and exercisable as of December 31, 2006:



                                        Weighted-    Weighted-
                                        Average      Average                   Weighted-
                                        Remaining    Outstanding               Average
                           Outstanding  Contractual  Exercise     Exercisable  Exercise
Range of Exercise Prices   Shares       Life         Price        Shares       Price
------------------------   -----------  -----------  -----------  -----------  ---------
     $2.00 - $2.50             812,500      7.2        $  2.41        413,334   $  2.32
     $3.00 - $3.50             420,333      1.6        $  3.00        420,333   $  3.00
     $4.00 - $4.75             190,000      7.9        $  4.06         77,500   $  4.15
     $5.00 - $7.50             223,000      3.2        $  5.52        138,000   $  5.53
                             ---------      ---        -------      ---------   -------
                             1,645,833      5.3        $  3.17      1,049,167   $  3.15
                             =========      ===        =======      =========   =======



The total fair value of stock options that vested during the three and six months ended December 31, 2006 and 2005 was $82,370 and $300,255, and $177,406 and $213,781, respectively. The intrinsic value of stock options exercised during both the three and six months ended December 31, 2006 and 2005 was $0 as there were no options exercised during these periods. As of December 31, 2006 the Company had $793,528 of unrecognized compensation cost related to stock options that will be recorded over a weighted average period of approximately 3 years.

          BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               THREE AND SIX MONTHS ENDED DECEMBER 31, 2006
                                 (UNAUDITED)

10.  STOCKHOLDERS' EQUITY (CONTINUED):

Stock options (continued):

Prior to July 1, 2006, the Company accounted for stock-based compensation awards under APB 25 and had adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Had compensation expense for stock option grants been determined based on the fair value at grant dates consistent with the method prescribed by SFAS 123, the loss attributable to common shareholders and loss per common share would have been adjusted to the pro forma amounts for the three and six months ended December 31, 2005 as follows:

                                           Three months      Six months
                                              ended             ended
                                           December 31,      December 31,
                                              2005              2005
                                           -------------     ------------
     Net loss:
       As reported                         $(1,483,000)      $(2,186,000)
       Less: Stock-based compensation
        expense determined under fair
        value method                          (177,000)         (214,000)
                                           -----------       -----------
     Pro forma                             $(1,660,000)      $(2,400,000)
                                           ===========       ===========
     Basic and diluted net loss per
      share:
       As reported                              ($0.19)           ($0.36)
                                           ===========       ===========
       Pro forma                                ($0.21)           ($0.39)
                                           ===========       ===========

11.  OPERATING LEASE:

The Company entered into a non-cancellable operating lease commitment for office space in New York, effective August 1, 2006 and expiring November 30, 2013. In conjunction with the signing of the lease, the Company provided the lessor with a secured letter of credit in the amount of $171,945, which is reflected as restricted cash as of December 31, 2006. The Company's obligations under the lease are partially guaranteed by Salvatore Zizza, chairman of Bion Dairy. The Company has entered into two separate agreements to sub-lease approximately 32% of the Company's lease obligation and the tenants have also agreed to reimburse the Company for leasehold improvements and furnishings. As of December 31, 2006, the Company has outstanding
receivables from its tenants of approximately $39,000.    The Company is
recognizing rent expense relating to the lease under the straight-line method. The average monthly rent expense for the 88-month lease is $15,820.

          BION ENVIRONMENTAL TECHNOLOGIES, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               THREE AND SIX MONTHS ENDED DECEMBER 31, 2006
                                 (UNAUDITED)

11.  OPERATING LEASE (CONTINUED):

The Company is also recognizing the sub-lease rental income from its tenants under the straight-line method, with a monthly average of $5,252. The difference between the straight-line method, and the actual lease payments have resulted in a deferred rent liability of $61,027 as of December 31, 2006. As of December 31, 2006, the Company also has deferred rent of $17,194 relating to a tenant's six-month rent prepayment.

12.  COMMITMENTS:

Joint venture agreement:

In June 2006, the Company entered into an agreement with Fair Oaks Dairy Farm ("FODF") to construct a Bion facility ("Stage I System") at FODF. Bion has been working with FODF since May 2005 for the purpose of installing a waste treatment facility at FODF that could become the basis for a future Integrated Project. The June 2006 agreement contemplates expansion beyond
the initial waste treatment facility.    The Stage I System will initially be
used for testing necessary for: a) finalization of design criteria for permitting and construction of, and b) optimization of renewable energy production and utilization for the full scale Integrated Projects. The Company is currently in negotiations toward an amended agreement with FODF pursuant to which: a) the Company will construct a commercial scale Bion System designed to handle the waste stream from approximately 3,500-6,200 milking cows ("Initial System") at existing FODF facilities in Indiana which will incorporate and expand the scope of the Stage I System; and b) when the Initial System has completed start-up phase and demonstrated environmental results consistent with the published results achieved at Bion's DeVries research facility, the Initial System will become the basis of expansion into an Integrated Project at FODF through development stages including dairy expansion, construction of additional Bion System modules, including renewable energy production, solids processing facilities, and construction of an ethanol plant. It is anticipated that the amended agreement will be executed in early 2007. Preliminary engineering, design and site work at FODF has begun pursuant to the existing agreement and the Company anticipates completion of development of this Integrated Project during 2008. FOFD is owned and controlled by Michael McCloskey and Timothy Den Dulk who have served as consultants to the Company since May 2005.

13.  RELATED PARTY TRANSACTIONS:

The Company has an accrued payable of $41,647 to a company controlled by Salvatore Zizza for rental of office space in 2003.

14.  SUBSEQUENT EVENTS:

On January 3, 2007 the Company declared bonuses totaling $170,467 to certain employees and a consultant, which will be paid after the Company has in excess of $2,000,000 cash or cash equivalents.